AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2001.
                                                 Registration Statement 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                               ----------------
                         MEASUREMENT SPECIALTIES, INC.
            (Exact Name of Registrant as Specified in Its Charter)

               New Jersey                         3829                       22-2378738
-----------------------------------   ----------------------------     ---------------------
  (State or Other Jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
   Incorporation or Organization)      Classification Code Number)     Identification Number)

                             80 LITTLE FALLS ROAD
                              FAIRFIELD, NJ 07004
                                (973) 808-1819
(Address,  Including  Zip  Code,  and  Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             JOSEPH R. MALLON, JR.
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             80 LITTLE FALLS ROAD
                              FAIRFIELD, NJ 07004
                                (973) 808-1819
(Name,  Address  Including  Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                               ----------------
                         COPIES OF COMMUNICATIONS TO:

     Kenneth E. Thompson, Esq.     William C. Rogers, Esq.
     McCarter & English, LLP       Choate, Hall & Stewart
     Four Gateway Center           Exchange Place
     100 Mulberry Street           53 State Street
     Newark, NJ 07101-0652         Boston, MA 02109
     (973) 622-4444                (617) 248-5000

----------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED            PROPOSED
                                                             MAXIMUM              MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE      OFFERING PRICE         AGGREGATE           AMOUNT OF
          TO BE REGISTERED             REGISTERED(1)     PER SECURITY(2)     OFFERING PRICE(2)    REGISTRATION FEE
     COMMON STOCK, NO PAR VALUE          2,127,500           $17.265            $36,731,288            $9,183
------------------------------------------------------------------------------------------------------------------

(1) Includes 277,500 shares of common stock issuable pursuant to an over-allotment option granted to the underwriters to cover over-allotments, if any and 100,000 shares to be sold by the selling shareholders.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.
----------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 29, 2001

PROSPECTUS
----------

                               1,850,000 SHARES


                                     LOGO


                                 COMMON STOCK
                                ---------------

     We are offering 1,750,000 shares of our common stock. Certain selling shareholders are offering 100,000 shares of our common stock. We will not receive any of the proceeds from the shares sold by the selling shareholders. Our common stock is quoted on the American Stock Exchange under the symbol "MSS." On March 26, 2001, the last reported sale price for our common stock on the American Stock Exchange was $17.95 per share.

                               ----------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                               ----------------

---------------------------------------------------------------------------------------------------------
                                              PER SHARE                           TOTAL
Public Offering Price ....................    $                                 $
Underwriting Discount ....................    $                                 $
Proceeds, before expenses, to Measurement
 Specialties .............................    $                                 $
Proceeds to Selling Shareholders .........    $                                 $
---------------------------------------------------------------------------------------------------------

     We have granted the underwriters the right to purchase up to an additional 277,500 shares of our common stock to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               ----------------
NEEDHAM & COMPANY, INC.
                            FRIEDMAN BILLINGS RAMSEY
                                                    JANNEY MONTGOMERY SCOTT LLC


                  The date of this prospectus is      , 2001.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                              (title) Sensor-based Consumer Products

                          (picture of bath scale)                            (picture of kitchen scale)

                          (caption) Bath Scales                              (caption) Kitchen Scales
(picture of tire gauge)                             (picture of distance estimator)                    (picture of parking aid)

(caption) Accutire                                  (caption) Accutape                                 (caption) Park-Zone

-------------------------------------------------------------------------------------------------------------------------------

                                                    (title) Sensors

(picture of sensor)                                 (picture of sensor)                                (picture of sensor)

(caption) Microfused                                (caption) PiezoSensors                             (caption) IC Sensors

                          (picture of sensor)                                (picture of sensor)

                          (caption) Schaevitz                                (caption) Schaevitz

                          United States                                      United Kingdom

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                       -----
Prospectus Summary .................................................................    3
Risk Factors .......................................................................    8
Special Note Regarding Forward-Looking Statements ..................................   17
Use of Proceeds ....................................................................   17
Capitalization .....................................................................   18
Price Range of our Common Stock ....................................................   19
Dividend Policy ....................................................................   19
Selected Consolidated Financial Data ...............................................   20
Management Discussion and Analysis of Financial Condition and Results of Operations    23
Business ...........................................................................   33
Management .........................................................................   44
Certain Relationships and Related Transactions .....................................   48
Principal and Selling Shareholders .................................................   49
Description of Capital Stock .......................................................   50
Shares Eligible for Future Sale ....................................................   53
Underwriting .......................................................................   54
Legal Matters ......................................................................   55
Experts ............................................................................   55
Where You Can Find More Information ................................................   56
Index to Consolidated Financial Statements .........................................   F-1

                               ----------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in the prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. This preliminary prospectus is subject to completion prior to this offering.

     Our logo and the names of our products and divisions named in this prospectus, including Accutape, Accutire, IC Sensors, Microfused, Park-Zone, PiezoSensors, Schaevitz, and Thinner, are our trademarks, trade names, or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

                               ----------------

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in those forward-looking statements as a result of the factors described under the heading "Risk Factors" and elsewhere in this prospectus. All references to "we," "us," and/or "our" in this prospectus refer to Measurement Specialties, Inc. and its direct and indirect subsidiaries.

                                  OUR COMPANY

     We are a leading designer and manufacturer of sensors and sensor-based consumer products. We produce a wide variety of sensors that use advanced technologies to measure precise ranges of physical characteristics, including pressure, motion, force, displacement, angle, flow, and distance.

     We have two businesses, a Sensor business and a Consumer Products business. Our Sensor business designs and manufactures sensors for leading original equipment manufacturers such as Alaris Medical, Allison Transmission, Badger Meter, Graco, and Texas Instruments. Our Sensor business products include pressure sensors, custom microstructures, and accelerometers for electronic, automotive, medical, military, and industrial applications. Our Consumer Products business designs and manufactures sensor-based consumer products which are sold to leading retailers such as Bed Bath & Beyond, Linens `n Things, Sam's Club, and Sears; European resellers such as Korona and Laica; and Sunbeam, a consumer products manufacturer. Our consumer products include bathroom and kitchen scales, tire pressure gauges, and distance estimators.

     According to INTECHNO Consulting, the worldwide sensor market is expected to grow to $42.2 billion in 2003. Sales of sensors using modern technologies such as micro-electromechanical systems (MEMS) and silicon micromachining are leading the growth of the sensor market. For example, worldwide shipments of micro-electromechanical systems (MEMS) are expected to grow at an annual rate of over 20% as estimated by industry experts.

     Our sensors and sensor-based consumer products use multiple advanced technologies, including piezoresistive applications, application specific integrated circuits (ASICs), micro-electromechanical systems (MEMS), piezopolymers, and strain gages. These technologies enable our sensors to operate precisely and cost effectively.

     Through internal growth and a series of acquisitions, we expanded our distribution network, introduced new product lines, increased our core technologies, and extended our global presence. By functioning globally we have been able to enhance our engineering capabilities and increase our geographic proximity to our customers.

OUR COMPETITIVE ADVANTAGES

     We believe that we are poised for continued growth in both the markets for sensors and sensor-based consumer products because we:

     o are a leader in the development and commercialization of advanced sensor technology;

     o develop and produce a broad range of sensors and sensor-based consumer products;

     o    produce high quality, reliable products;

     o have established channels of distribution that allow us to efficiently introduce new products into the global marketplace;

     o    specialize in high volume, low cost manufacturing; and

     o work directly with customers to develop sensors for customized applications.

OUR STRATEGY

     Our objective is to build on our core sensor technologies to enhance our position as a leader in the development, manufacture, and sale of sensors and sensor-based consumer products. Key elements of our strategy include:

     o utilizing our expertise in sensor technologies to develop new products and applications, expanding the number of our products;

     o    leveraging our existing original equipment manufacturer relationships;

     o    aggressively pursuing international growth opportunities;

     o    leveraging  our  low  cost   production   techniques  and  engineering
          resources; and

     o    pursuing strategic acquisitions.

RECENT DEVELOPMENTS

     On March 23, 2001, we signed a letter of intent regarding our purchase of all the stock of Terraillon Holdings Limited, a European manufacturer of branded consumer bathroom and kitchen scales. We expect to consummate this acquisition on or shortly after the closing date of this offering. We will pay the current investors of Terraillon a combination of our common stock and cash.

     We  expect  to pay a  total  of  $17.0  million  for  all  the  issued  and outstanding shares of Terraillon, and assume up to Euro 4.3 million (approximately $4.0 million) in debt. The consideration will be paid as follows:
(i) $10.2 million in cash and (ii) $6.8 million in shares of our common stock. The actual number of shares of our common stock issued at the closing would be calculated using 95% of the average closing price of our common stock for the 30 trading dates prior to signing a definitive agreement. We intend to use a portion of the proceeds of this offering to fund the cash portion of the purchase price.

     For the calendar year ended December 31, 2000, Terraillon reported sales of approximately 30 million Irish Punts (approximately $35 million). Terraillon was profitable for that year. Consistent with our prior acquisition strategy, we believe that our acquisition of Terraillon could result in significant cost savings and increased profitability by taking advantage of our global sourcing and low-cost manufacturing processes.

     Terraillon's financial statements are prepared in accordance with international generally accepted accounting and auditing standards. These standards may differ from generally accepted accounting and auditing standards in the United States which could result in material differences. As a condition to entering into definitive agreements, Terraillon must provide us with audited financial statements in a form acceptable for filing with the Securities and Exchange Commission. In addition, completion of this acquisition is subject to the execution of a definitive acquisition agreement and satisfaction of conditions to closing, including completing our due diligence and obtaining financing. We cannot give you any assurance that the contingencies related to our proposed acquisition of Terraillon will be satisfied in a timely manner or at all.

     Terraillon is a leading manufacturer of electronic and mechanical bathroom and kitchen scales that it markets under the brand names Terraillon and Hanson. Terraillon has a significant share of the consumer scale market in France. Terraillon exports its scales to approximately sixty countries through its network of export agents and other international distribution channels.

     We believe our proposed acquisition of Terraillon is consistent with our strategy to expand our international sales. We expect the acquisition will build on our growing sales in Europe and enable us to better service our global accounts.

     Except as otherwise noted, the information in this prospectus does not reflect our proposed acquisition of Terraillon.

                              -----------------

     Our principal executive offices are located at 80 Little Falls Road, Fairfield, NJ 07004 and our telephone number is (973) 808-1819. We are a New Jersey corporation and were organized in 1981. Information contained on our website is not part of this prospectus.

                                 THE OFFERING

     Except as described in the financial statements or as otherwise specified in the prospectus, all information in the prospectus assumes no exercise of the underwriters' over allotment option and reflects our two-for-one stock split effected on October 20, 2000.

Common Stock offered by Measurement
  Specialties ..........................    1,750,000 shares
Common Stock offered by the Selling
  Shareholders .........................    100,000 shares
Common Stock to be outstanding after
  this offering ........................    10,010,740 shares
Use of proceeds ........................    We intend to use the net proceeds to repay debt,  for
                                            general corporate purposes,  and to finance potential
                                            acquisitions of complementary products, technologies,
                                            and   businesses,   including  the   acquisition   of
                                            Terraillon. See "Use of Proceeds."

American Stock Exchange symbol .........    MSS

     The common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2000, and excludes:

     o 599,934 shares issuable upon exercise of outstanding options under our 1995 Stock Option Plan and its predecessor plan at a weighted average exercise price of $2.08 per share and 696,478 shares issuable upon exercise of outstanding options under our 1998 Stock Option Plan at a weighted average exercise price of $11.56 per share; and

     o a total of 28,000 shares available for future issuance under our 1995 Stock Option Plan; and a total of 696,478 shares available for future issuance under our 1998 Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     We derived the summary financial information below, as of and for each of the fiscal years ended March 31, 1998, 1999, and 2000 from our audited financial statements included elsewhere in this prospectus. We derived the summary financial information below for each of the fiscal years ended March 31, 1996 and 1997 from our audited financial statements, which are not included in this prospectus. The summary financial information below as of December 31, 2000, and for the nine months ended December 31, 1999, and 2000 is derived from our unaudited financial statements included elsewhere in this prospectus.

     Consolidated statements of income data and balance sheet data set forth in the table below include results of operations of the PiezoSensors division of AMP acquired in August 1998, IC Sensors acquired in February 2000, and the Schaevitz Sensors divisions of TRW acquired in August 2000 from the date that we owned such operations.

                                                            FISCAL YEAR ENDED MARCH 31,
                                       ---------------------------------------------------------------------
                                            1996          1997          1998          1999          2000
                                       ------------- ------------- ------------- ------------- -------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales ............................   $  23,060     $  25,004     $  29,278     $  37,596     $  59,997
Gross profit .........................       8,098         8,611        10,382        15,058        26,945
Operating income .....................         879           808           905         2,624         7,592
Net income ...........................   $     987     $   1,175     $     777     $   1,729     $   5,531
                                         =========     =========     =========     =========     =========
Earnings per common share:
  Basic ..............................   $    0.14     $    0.17     $    0.11     $    0.24     $    0.73
                                         =========     =========     =========     =========     =========
  Diluted ............................   $    0.13     $    0.16     $    0.11     $    0.23     $    0.64
                                         =========     =========     =========     =========     =========
Shares used in per share calculations:
  Basic ..............................       7,064         7,064         7,122         7,202         7,612
  Diluted ............................       7,448         7,218         7,298         7,476         8,696

                                            NINE MONTHS ENDED
                                              DECEMBER 31,
                                       ---------------------------
                                            1999          2000
                                       ------------- -------------
                                               (UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales ............................   $  43,426     $  78,869
Gross profit .........................      19,260        33,446
Operating income .....................       6,345        10,853
Net income ...........................   $   4,596     $   7,160
                                         =========     =========
Earnings per common share:
  Basic ..............................   $    0.61     $    0.88
                                         =========     =========
  Diluted ............................   $    0.53     $    0.80
                                         =========     =========
Shares used in per share calculations:
  Basic ..............................       7,532         8,179
  Diluted ............................       8,630         9,002

     The unaudited consolidated balance sheet data under the as adjusted column at December 31, 2000, set forth in the table below reflects the sale by us of 1,750,000 shares of our common stock in this offering at an offering price of $ per share after deducting underwriters' discount and commissions and estimated offering expenses payable by us and the application of a portion of the net proceeds from this equity offering to repay debt.

                                       AS OF DECEMBER 31, 2000
                                      -------------------------
                                        ACTUAL      AS ADJUSTED
                                      ----------   ------------
                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents .........    $ 1,203
Working capital ...................     19,581
Total assets ......................     80,899
Total debt ........................     33,605
Shareholders' equity ..............     22,679

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following unaudited pro forma combined statements of income data reflect:

     o the acquisition of Schaevitz Sensors as if it occurred as of April 1, 2000, for the nine months ended December 31, 2000;
     o the acquisition of Schaevitz Sensors as if it occurred as of April 1, 1999, for the year ended March 31, 2000; and
     o the acquisition of IC Sensors as if it occurred as of April 1, 1999, for the year ended March 31, 2000.

                                         NINE MONTHS ENDED   FISCAL YEAR ENDED
                                         DECEMBER 31, 2000    MARCH 31, 2000
                                            AS ADJUSTED         AS ADJUSTED
                                        ------------------- ------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales .............................      $  87,827          $  94,531
Gross profit ..........................         36,367             35,842
Operating income ......................         10,363              1,934
Net income ............................      $   6,438          $     642
                                             =========          =========
Earnings per share:
  Basic ...............................      $    0.79          $    0.08
                                             =========          =========
  Diluted .............................      $    0.72          $    0.07
                                             =========          =========
Shares used in per share calculations:
  Basic ...............................          8,179              7,612
  Diluted .............................          9,002              8,696

                                  RISK FACTORS

     The shares of our common stock offered by this prospectus are speculative and involve a high degree of risk of loss. Before making an investment, you should carefully read this entire prospectus and consider the following risks and speculative factors:

RISKS RELATED TO OUR COMPANY

IF WE DO NOT DEVELOP AND INTRODUCE NEW PRODUCTS IN A TIMELY MANNER, WE MAY NOT BE ABLE TO MEET THE NEEDS OF OUR CUSTOMERS AND OUR NET SALES MAY DECLINE.

     Our success depends upon our ability to develop and introduce new sensor products, sensor-based consumer products, and product line extensions. If we are unable to develop or acquire new products in a timely manner, our net sales will suffer. The development of our new products involves highly complex processes, and at times we have experienced delays in the introduction of new products. Since many of our sensor products are designed for specific applications, we must frequently develop new products jointly with our customers. We are dependent on the ability of our customers to successfully develop, manufacture, and market products that include our sensors. Successful product development and introduction of new products depends on a number of factors, including the following:

     o    accurate product specification;

     o    timely completion of design;

     o    achievement of manufacturing yields;

     o    timely and cost-effective production; and

     o    effective marketing.

WE HAVE SUBSTANTIAL NET SALES AND OPERATIONS OUTSIDE OF THE UNITED STATES THAT EXPOSE US TO INTERNATIONAL RISKS.

     Our international operations accounted for approximately 28.4% of our net sales in the fiscal year ended March 31, 2000, 38.2% of our net sales in the fiscal year ended March, 31, 1999, and 31.4% of our net sales for the nine months ended December 31, 2000. At December 31, 2000, we had total assets of approximately $5.0 million in Hong Kong, which represented approximately 6.2% of our total assets, total assets of approximately $10.4 million in China, which represented approximately 12.8% of our total assets, and total assets of $11.4 million in the United Kingdom, which represented approximately 14.1% of our total assets. We anticipate that international operations will continue to account for a significant percentage of our net sales.

     We manufacture or source nearly all of our sensor-based consumer products and the majority of our sensors in China. Our China subsidiary is subject to certain government regulations, including currency exchange controls, which limit the subsidiary's ability to pay cash dividends or lend funds to us. Pursuant to current Chinese tax policies, our China operations qualify for a special state corporate tax rate of 15.0%, or 10.0% provided that we export a minimum of 70% of production. Because our China subsidiary has agreed to operate in China for a minimum of ten years, it has been taxed at a reduced rate, currently 7.5%. This tax rate reduction lapses on March 31, 2001. Expiration of this tax benefit, and any increase in effective tax rates, will reduce our profitability.

     Risks specific to our international operations include:

     o political conflict and instability in the relationships among Hong Kong, Taiwan, China, and the United States, and in our target international markets;

     o    political instability and economic turbulence in Asian markets;

     o changes in United States and foreign regulatory requirements resulting in burdensome controls, tariffs, and import and export restrictions;

     o    difficulties in staffing and managing international operations;

     o changes in foreign currency exchange rates, which could make our products more expensive as stated in local currency, as compared to competitive products priced in the local currency;

     o enforceability of contracts and other rights or collectability of accounts receivable in foreign countries due to distance and different legal systems; and

     o delays or cancellation of production and delivery of our products due to the logistics of international shipping, which could damage our relationships with our customers.

COMPETITION IN THE MARKETS WE SERVE IS INTENSE AND COULD REDUCE OUR NET SALES AND HARM OUR BUSINESS.

     Both our Sensor business and Consumer Products business are characterized by highly fragmented markets and high levels of competition. Competitors in our Consumer Products business include some customers for whom we manufacture products. We cannot assure you that our original equipment manufacturer customers, who are also competitors, will not develop their own production capability or locate alternative sources of supply, and discontinue purchasing products from us. Some of our competitors and potential competitors may have a number of significant advantages over us, including:

     o    greater financial, technical, marketing, and manufacturing resources;

     o    preferred vendor status with our existing and potential customer base;

     o    more extensive distribution channels and a broader geographic scope;

     o    larger customer bases; and

     o a faster response time to new or emerging technologies and changes in customer requirements.

A SUBSTANTIAL PORTION OF OUR NET SALES IS GENERATED BY A SMALL NUMBER OF LARGE CUSTOMERS. IF ANY OF THESE CUSTOMERS REDUCES OR POSTPONES ORDERS, OUR NET SALES AND EARNINGS WILL SUFFER.

     Historically, a relatively small number of customers have accounted for a significant portion of our net sales. For the nine months ended December 31, 2000, the five largest customers of our Consumer Products business represented 57.9% of net sales for that business and 32.8% of net sales, and the five largest customers of our Sensor business represented 18.4% of net sales for that business and 8.0% of net sales. Because we have no long-term volume purchase commitments from any of our significant customers, we cannot be certain that our current order volume can be sustained or increased. Based upon recent acquisitions, customer concentration in our Sensor business may increase. The loss of or decrease in orders from any major customer could significantly reduce our net sales and profitability.

ONE OF OUR LARGEST CONSUMER PRODUCTS CUSTOMERS, SUNBEAM, HAS FILED FOR BANKRUPTCY PROTECTION. THE LOSS OR DECREASE IN ORDERS FROM THIS CUSTOMER COULD SIGNIFICANTLY REDUCE OUR NET SALES AND PROFITABILITY.

     Recently, Sunbeam, one of the largest customers of our Consumer Products business, filed for bankruptcy protection. Sales to Sunbeam represented 13.0% of net sales for the Consumer Products business and 7.3% of net sales for the nine months ended December 31, 2000, and 27.1% of net sales for the Consumer Products business and 19.9% of net sales for the fiscal year ended March 31, 2000. We cannot assure you that Sunbeam will continue to purchase at the same levels as in the past, or at all.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS TO DELIVER KEY COMPONENTS AND FINISHED PRODUCTS WHICH MAY AFFECT OUR ABILITY TO MEET THE NEEDS OF OUR CUSTOMERS, RESULTING IN THE LOSS OF SALES AND CUSTOMERS.

     We rely on contract manufacturers for a significant portion of our consumer finished products. Our principal supplier is located in China and assembles the majority of our consumer products, using proprietary subassemblies provided by us and other components purchased from third parties. We procure components and finished products as needed, through purchase orders. We do not have a guaranteed level of production capacity or any long-term contracts with any of our suppliers, who could choose to allocate production capacity toward their other customers. If delivery delays or supply shortages of certain key components develop, we may experience an interruption in production or we may be forced to adjust our product designs and production schedules until we locate alternative sources of supply. If we lose one or more of our sources of supply and/or assembly, and we are not able to replace that source in a timely manner, we may be unable to meet the needs of our customers, resulting in a loss of net sales and jeopardizing our customer relationships.

WE INVEST HEAVILY IN RESEARCH AND DEVELOPMENT EFFORTS AND OUR CONTINUED GROWTH DEPENDS UPON THE SUCCESS OF THESE EFFORTS.

     We have spent, and expect to continue to spend, a significant amount of time and resources developing new products, refining existing products, and expanding product lines. Our ability to compete successfully in a rapidly changing marketplace is largely dependent on the success of these efforts. In light of the long product development cycles inherent in our industry, expenditures for research and development will be made well in advance of the prospect of deriving revenue from the sale of new products.

     Our ability to introduce and market new products successfully is subject to a wide variety of challenges during this development cycle, such as design defects that could delay introduction of new products. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales needed to recoup our research and development expenditures. If too many of our development projects do not lead to successful products, our business will suffer.

OUR EXCLUSIVE ARRANGEMENTS WITH SOME CUSTOMERS MAY RESTRICT OUR ABILITY TO PURSUE MARKET OPPORTUNITIES AND MAY RESULT IN LOSS OF NET SALES.

     We have granted some of our customers exclusivity on specific products, which precludes us from selling those products to other potential customers. We expect that in some cases our existing customers and new customers may require us to give them exclusivity on certain products, which may force us to forego opportunities to supply these products to other prospective customers. In addition, if we enter into exclusive relationships with customers who are unsuccessful, our net sales will be negatively affected.

WE DEPEND ON SALES REPRESENTATIVES FOR A SIGNIFICANT PORTION OF OUR NET SALES. ANY LOSS OF SALES REPRESENTATIVES MAY REDUCE OUR NET SALES.

     A significant portion of our net sales were made through independent, third party sales representatives. We generally do not have long-term arrangements with these sales representatives. While there are restrictions on the ability of some of our sales representatives to sell competing products during the period that they sell our products, we cannot assure you that a sales representative would not stop selling our products and begin selling those of a competitor. The loss of one or more significant sales representatives without successfully replacing them would reduce our net sales and damage our customer relationships.

OUR ABILITY TO SUCCESSFULLY IDENTIFY AND INTEGRATE ACQUISITIONS MAY AFFECT PROFITABILITY.

     Part of our continuing business strategy is to acquire companies, products, and technologies that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer other growth opportunities. Our ability to successfully complete acquisitions, including our proposed acquisition of Terraillon (see "Prospectus Summary -- Recent Developments"), requires that we identify suitable target companies, agree on acceptable terms, and obtain acquisition financing on acceptable terms. In connection with these acquisitions, we could incur debt, amortization expenses relating to goodwill, or merger related charges, or could issue stock that would dilute our current shareholders' percentage of ownership. If we are unable to make acquisitions on acceptable terms, our future rate of growth may be limited. The success of any acquisitions will depend upon our ability to integrate acquired operations, retain and motivate acquired personnel, and increase the customer base of the combined businesses. We cannot assure you that we will be able to accomplish all of these goals. Any future acquisitions would involve certain additional risks, including:

     o difficulty integrating the purchased operations, technologies, or products;

     o    unanticipated costs;

     o    diversion of management's attention from our core business;

     o    entrance into markets in which we have limited or no prior experience;
          and

     o potential loss of key employees, particularly those of the acquired business.

OUR ABILITY TO MANAGE GROWTH WILL AFFECT OUR PROFITABILITY AND RESULTS OF OPERATIONS.

     We have been experiencing a period of growth and expansion, especially due to our recent acquisitions. This growth and expansion is placing significant demands on our management, manufacturing facilities, engineering resources, and operating systems. In addition, to support possible future growth, we will need to continue to attract and retain additional management, research and development, and manufacturing personnel.

     To  manage  our  growth,  we  may also need to spend significant amounts of cash to meet working capital requirements and respond to unanticipated developments or competitive pressures. If we do not have enough cash generated from our operations or available under our credit facilities to meet these cash requirements, we will need to seek alternative sources of financing to sustain our growth and operating strategies. We may not be able to raise needed cash on terms acceptable to us, or at all. Financing may be on terms that are potentially dilutive to our shareholders. If alternative sources of financing are required but are insufficient or unavailable, we will be required to modify our growth and operating plans.

IF WE ARE NOT ABLE TO INCREASE OUR MANUFACTURING CAPACITY, WE MAY NOT BE ABLE TO MEET THE DEMANDS OF OUR CUSTOMERS, WHICH COULD RESULT IN THE LOSS OF SALES AND OUR CUSTOMER BASE.

     Our long-term competitive position will depend to a significant extent on our ability to increase our manufacturing capacity. We will need to invest in additional plant and equipment to expand capacity in our current facilities or obtain additional capacity through acquisitions. Either of these alternatives will require substantial additional capital, which we may not be able to obtain on favorable terms or at all. Further, we may not be able to acquire sufficient capacity or successfully integrate and manage additional facilities. The failure to obtain capacity when needed or to successfully integrate and manage additional manufacturing facilities could adversely impact our relationships with our customers and materially harm our business and results of operations.

OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN THEM.

     Our success will depend to a significant extent on the continued service of our executive officers and other key employees, including key sales, technical, and marketing personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us. We do not have key person life insurance on, or non-compete agreements with, any of our executives.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS.

     The majority of our net sales are priced in United States dollars. Our costs and expenses are priced in United States dollars, Chinese renminbi, Hong Kong dollars, and British pounds. A strengthening in the dollar relative to the currencies of those countries where we do business would increase the prices of our products as stated in those currencies and hurt our sales in those countries. If we lower our prices to reflect a change in exchange rates, our profitability in those markets will decrease. We have not historically tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do so successfully. Accordingly, we may experience economic loss and a negative impact on our earnings as a result of foreign currency exchange rate fluctuations.

OUR TRANSFER PRICING PROCEDURES MAY BE CHALLENGED, WHICH MAY SUBJECT US TO HIGHER TAXES AND ADVERSELY AFFECT OUR EARNINGS.

     Transfer pricing refers to the prices that one member of a group of related corporations charges to another member of the group for goods, services, or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm's length. If one or more of the countries in which our affiliated corporations are located believes that transfer prices were manipulated by our affiliate corporations in a way that distorts the true taxable income of the corporations, the laws of countries where our affiliated corporations are located could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to reflect these transfer prices. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

     We have adopted transfer pricing agreements with our subsidiaries located in the United States, Hong Kong, China, and the United Kingdom to regulate intercompany transfers. A transfer pricing agreement is a contract for the transfer of goods, services, or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are arm's length. We have entered into these types of agreements due to the fact some of our assets, such as intellectual property developed in the United States, are transferred among our affiliated companies. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm's length. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements or require changes to our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in these jurisdictions. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment of the portion of income deemed to be derived from the United States or other taxing jurisdiction.

DEFECTS IN OUR PRODUCTS COULD IMPAIR OUR ABILITY TO SELL OUR PRODUCTS OR COULD RESULT IN LITIGATION AND OTHER SIGNIFICANT COSTS.

     Detection of any significant defects in our products may result in, among other things, delay in time-to-market, loss of market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased warranty costs. Because our products are complex, they may contain defects that cannot be detected prior to shipment. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins.

     Since our products are used in applications that are integral to our customers' businesses, errors, defects, or other performance problems could result in financial or other damages to our customers. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Our product liability insurance may not be adequate to cover claims.

RISKS RELATED TO OUR INDUSTRY

WE TYPICALLY HAVE FIXED-PRICE CONTRACTS WITH OUR CUSTOMERS AND ANY COST OVERRUNS WILL ADVERSELY AFFECT PROFITABILITY.

     Our customers set demanding specifications for product performance, reliability, and cost. Most of our customer contracts include a predetermined fixed price for the products we make, regardless of the costs we incur. We may make pricing commitments to our customers based on our expectation that we will achieve more cost effective product designs and automate more of our manufacturing operations. The manufacture of our products requires a complex integration of demanding processes involving unique technical skill sets. We face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected. The expense of producing products can rise due to increased cost of materials, components, labor, capital equipment, or other factors. We may have cost overruns or problems with the performance or reliability of our products in the future.

OUR SALES THROUGH RETAIL MERCHANTS RESULT IN SEASONALITY AND SUSCEPTIBILITY TO A DOWNTURN IN THE RETAIL ECONOMY.

     Historically, a significant portion of our net sales have been sales of consumer products to retail merchants such as Sears, Sam's Club, and Bed Bath & Beyond. In addition, many of our other customers, such as Sunbeam, sell to retail merchants. Accordingly, these portions of our customer base are susceptible to a downturn in the retail economy. Our sales of consumer products are seasonal, with highest sales during the second and third fiscal quarters. A significant portion of our sales are attributable to the promotional programs of our retail industry customers. These promotional programs result in significant orders by customers who do not carry our products on a regular basis. Promotional programs often involve special pricing terms or require us to spend funds to have our products promoted. We cannot assure you that promotional purchases by our retail industry customers will be repeated regularly, or at all. Our promotional sales could cause our quarterly results to vary significantly. Occasionally our sales to retail merchants are made with a provision allowing them to return unsold or returned products. Although we record an estimate of the impact of the expected returns at the time of sale, substantial returns in excess of estimated amounts from these customers could harm our sales and results of operations.

CUSTOMER ORDER ESTIMATES MAY NOT BE INDICATIVE OF ACTUAL FUTURE SALES.

     Some of our customers have provided us with forecasts of their requirements for our products over a period of time. We make many management decisions based on these customer estimates, including purchasing materials, hiring personnel, and other matters that may increase our production capacity and costs. If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our net sales and we may not be able to reduce our costs to account for this reduction in customer orders. Many customers do not provide us with forecasts of their requirements for our products. If those customers place significant orders, we may not be able to increase our production quickly enough to fulfill the customers' orders. The inability to fulfill customer orders could damage our relationships with customers and reduce our net sales.

PRESSURE BY OUR CUSTOMERS TO REDUCE PRICES AND AGREE TO LONG-TERM SUPPLY ARRANGEMENTS MAY CAUSE OUR NET SALES OR PROFIT MARGINS TO DECLINE.

     Our customers are under pressure to reduce prices of their products. Therefore, we expect to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to price reductions before we can determine if we can achieve the assumed cost reductions. We believe we must reduce our manufacturing costs and obtain higher volume orders to offset declining average sales prices. If we are unable to offset declining average sales prices, our gross profit margins will decline.

RAPID TECHNOLOGICAL CHANGE MAY MAKE OUR PRODUCTS OBSOLETE, RESULTING IN LOSS OF SALES.

     Technology changes rapidly in the markets we serve. Our success depends on our ability to anticipate these changes, enhance our existing products, and develop new products to meet customer requirements and achieve market acceptance. We may not be able to respond correctly or soon enough. If we fail in these efforts, our products will become obsolete, which will reduce our net sales. We may also be required to write off inventory, tooling, or other assets associated with obsolete products.

OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE TO PROTECT OUR BUSINESS.

     We rely on our patent and trade secret rights to protect our proprietary technology. Our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may block our use of our proprietary technology. In addition, we rely upon unpatented trade secrets and seek to protect them, in part, through confidentiality agreements with employees, consultants, customers, and potential customers. If these agreements are breached, or if our trade secrets become known to or are independently developed by competitors, we may not have adequate remedies. If a competitor's products infringe upon our patents, we may sue to enforce our rights in an infringement action. These suits may be costly and could divert funds, management, and technical resources from our operations.

     Currently, a significant portion of our net sales is derived from sales in foreign countries. The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many United States companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries, including some countries in which we sell products. Our means of protecting our proprietary rights may not be adequate in these countries. For example, our competitors in these countries may independently develop similar technology or duplicate our systems. If we fail to protect our intellectual property adequately in these countries, it would be easier for our competitors to sell competing products in these countries.

SUCCESSFUL INFRINGEMENT CLAIMS BY THIRD PARTIES COULD RESULT IN SUBSTANTIAL DAMAGES, LOST PRODUCT SALES, AND THE LOSS OF IMPORTANT PROPRIETARY RIGHTS.

     There has been substantial litigation regarding patent and other intellectual property in various high technology industries. In the future, we may be notified of allegations that we may be infringing on intellectual property rights possessed by others. Even if we are ultimately successful in our defense, any litigation of this type could result in substantial costs and diversion of time and effort by our management team. Other risks of infringement claims include:

     o    loss of certain proprietary rights;

     o    significant liabilities, including treble damages in some instances;

     o the need to seek licenses from third parties, which may not be available on reasonable terms, if at all; and

     o    barriers to product manufacturing.

Any of these outcomes could materially harm our business.

OUR RESULTS OF OPERATIONS AND REPUTATION COULD BE HARMED BY ENVIRONMENTAL REGULATION AND ASSOCIATED COSTS.

     We are required to comply with foreign, federal, state, and local laws and regulations regarding health and safety and the protection of the environment, including those governing the storage, use, handling, discharge, and disposal of hazardous substances in the ordinary course of our manufacturing processes. We are required to obtain and comply with various permits under current environmental laws and regulations, and new laws and regulations may require us to obtain and comply with additional permits. We may be unable to obtain or comply with, and could be subject to revocation of, permits necessary to conduct our business.

     Environmental laws and regulations may be enacted or interpreted to impose environmental liability on us with respect to our facilities or operations. Under various foreign, federal, state, and local laws and regulations relating to the protection of the environment, an owner or operator of real property may be held liable for the costs of investigation or remediation of certain substances located at, or emanating from, the property. These laws often impose liability without regard to fault for the presence of such substances. The costs of investigation or remediation of such substances may be substantial, and the presence of such substances may adversely affect the ability to sell or lease the property or borrow using such property as collateral. The presence of such substances may also expose the owner or operator to liability resulting from any release of or exposure to such substances, including toxic tort claims. Persons who arrange for the disposal or treatment of certain substances may also be liable for the costs of investigation and remediation of such substances at the disposal facility, whether or not such facility is owned or operated by such person. Third parties may also seek recovery from owners or operators of real properties for personal injury associated with the release of certain substances. In connection with our ownership and operation of our current and former facilities, we may be liable for other investigation or remediation costs, as well as certain related costs, including fines and penalties and injuries to persons and property. Further, we cannot assure you that additional environmental matters will not arise in the future at our sites where no problem is currently known to us or at sites that we may acquire in the future. More stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO THIS OFFERING

FUTURE SALES OF OUR STOCK COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon the completion of this offering, we will have approximately 10,010,740 shares of common stock outstanding, and approximately 10,288,240 shares if the underwriters' over-allotment option is exercised in full, based on shares outstanding as of March 15, 2001.

OUR MANAGEMENT TEAM HAS DISCRETION AS TO THE USE OF THE MAJORITY OF THE PROCEEDS OF THIS OFFERING.

     While our credit facility requires that one-third of the net proceeds from this offering must be used to repay indebtedness, our management has broad discretion as to how to spend the remaining proceeds. We plan to use the remaining proceeds from this offering to repay additional indebtedness under our credit facility, for working capital, or other general corporate purposes. We may also use some of the proceeds to acquire other companies, technologies, or assets that complement our business. You will be relying on the judgment of our management team, which cannot assure you that investment of the proceeds will yield a favorable return.

OUR CHARTER DOCUMENTS AND NEW JERSEY LAW MAY INHIBIT A TAKEOVER OR CHANGE IN OUR CONTROL THAT SHAREHOLDERS MAY CONSIDER BENEFICIAL.

     Provisions in our certificate of incorporation and New Jersey law may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even when the shareholders may consider the acquisition or merger favorable. Our certificate of incorporation provides for a staggered board of directors, which will make it more difficult for a group of shareholders to elect a board member of their choice.

     We are authorized to issue up to 978,244 shares of "blank check" preferred stock, and to determine the price, privileges, and other terms of these shares. The issuance of any preferred stock with superior rights to the common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, preserving control of us by present owners and management and preventing you from realizing a premium on your shares.

     In addition, provisions of the New Jersey Shareholders Protection Act prohibit certain business combination transactions with anyone owning more than 10% of our voting stock. These provisions may also delay, prevent, or discourage someone from merging with or acquiring us.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Additionally, we are currently restricted from paying any non-stock dividends under our credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

RISKS RELATED TO TERRAILLON ACQUISITION

OUR EFFORT TO ACQUIRE TERRAILLON MAY NOT BE SUCCESSFUL.

     On March 23, 2001, we signed a letter of intent to acquire Terraillon. The Terraillon acquisition is contingent on a number of factors including negotiating definitive agreements, performing legal, financial, and business due diligence, completing this offering or finding another acceptable financing source, and satisfying of any governmental conditions and regulatory issues. As we cannot assure you that these contingencies will be met in a timely fashion or at all, our effort to acquire Terraillon may not be successful.

     In addition, whether or not the acquisition of Terraillon is consummated, we will likely incur substantial expenses. If the acquisition of Terraillon is consummated, we also expect that we will incur significant consolidation and integration expenses that we cannot accurately estimate at this time.

IF WE ACQUIRE TERRAILLON, WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE TERRAILLON AND ACHIEVE THE BENEFITS EXPECTED TO RESULT FROM THE ACQUISITION.

     We expect that the proposed acquisition of Terraillon will result in mutual benefits including, among other things, benefits relating to expanded and complementary product offerings, expanded distribution channels and markets, enhanced sales, and new consumer product technology. Achieving the benefits of the acquisition will depend in part on the integration of our technologies, operations, and personnel in a timely and efficient manner so as to minimize the risk that the acquisition will result in the loss of market opportunity or key employees or the diversion of the attention of management.

     In addition, Terraillon's principal offices are located in Chatou, France, and our principal offices are located in Fairfield, New Jersey. We do not have significant experience conducting business in France. We must successfully integrate Terraillon's operations and personnel with our operations and personnel for the acquisition to be successful. We cannot assure you that we will successfully integrate or profitably manage Terraillon's businesses. In addition, we cannot assure you that, following the acquisition, our businesses will achieve efficiencies or synergies that justify the acquisition.

     Furthermore and in general, most of the other risk factors described above similarly apply to Terraillon.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements including statements concerning the future of the industry, product development, business strategy, including the possibility of future acquisitions, continued acceptance and growth of our products, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

     In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third party sources, discussions with our customers, and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and we cannot guarantee that they are accurate.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 1,750,000 shares of our common stock offered by us are estimated to be approximately $ , assuming a public
offering  price  of  $      per  share (the closing price of our common stock on
      ), and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of 100,000 shares of common stock by the selling shareholders.

     We are required by our term loan agreement to use one-third of the net proceeds of this offering ($ ) to repay indebtedness. The term loan bears interest at an annual rate equal to LIBOR (United States Dollars) plus 3.25% and matures on August 7, 2006. The proceeds of the term loan were used to fund our acquisition of Schaevitz Sensors and to repay our prior term loan. We currently intend to use the remainder of the net proceeds from this offering as follows:

     o    $           for the  proposed  acquisition  of  Terraillon,  a  French manufacturer of branded consumer bathroom and kitchen scales as more fully described in "Recent Developments;"

     o    $          to repay a portion of the remaining  indebtedness under our term loan and our revolving credit facility, which bears interest at an annual rate equal to LIBOR (United States Dollars) plus 3.25% or LIBOR (Pounds Sterling) plus 3.25% for our subsidiary in the United Kingdom and expires on August 7, 2002; and

     o the remainder for working capital, general corporate purposes, and for other future strategic acquisitions, although we currently have no agreement or understanding with respect to any strategic acquisitions other than Terraillon.

                                CAPITALIZATION

     The following table sets forth our capitalization at December 31, 2000 and as adjusted to give effect to the issuance and sale of 1,750,000 shares of our common stock offered by us in this offering at an assumed public offering price of $ per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     This   capitalization   table  should  be  read  in  conjunction  with  our
consolidated financial statements and related notes beginning on page F1.

                                                                              AS OF DECEMBER 31, 2000
                                                                            ----------------------------
                                                                                ACTUAL       AS ADJUSTED
                                                                            -------------   ------------
                                                                             (unaudited, in thousands)
Current portion of long-term debt .........................                   $ 4,000
                                                                              --------           -------
Long-term debt, net of current portion ....................                    19,000
Borrowings under bank line of credit ......................                    10,605
Shareholders' equity:
 Serial preferred stock; various par values, 221,756 shares
   authorized; none outstanding ...........................                        --
 Common stock, no par; 20,000,000 shares authorized; shares
   issued and outstanding 8,260,740, actual; 10,010,740, as
   adjusted (1) ...........................................                     5,502
 Additional paid-in capital ...............................                     2,754
 Retained earnings ........................................                    14,421
 Accumulated other comprehensive loss .....................                          (1)
                                                                              ----------
Shareholders' equity ......................................                    22,676
                                                                              ---------
Total capitalization ......................................                   $ 52,281          $
                                                                              =========         ========

----------
(1)  Excludes:

     o 599,934 shares issuable upon exercise of outstanding options under our 1995 Stock Option Plan and its predecessor plan at a weighted average exercise price of $2.08 per share and 696,478 shares issuable upon exercise of outstanding options under our 1998 Stock Option Plan at a weighted average exercise price of $11.56 per share; and

     o a total of 28,000 shares available for future issuance under our 1995 Stock Option Plan; and a total of 696,478 shares available for future issuance under our 1998 Stock Option Plan.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded on the American Stock Exchange under the symbol "MSS." The following table sets forth, for the periods indicated, the high and the low closing prices per share of our common stock, as reported by the American Stock Exchange.

                                                                          HIGH          LOW
                                                                       ----------   ----------
Fiscal Year Ended March 31, 1999
 First Quarter .................................                       $ 2.13      $  1.47
 Second Quarter ................................                         1.75         1.13
 Third Quarter .................................                         2.19         1.38
 Fourth Quarter ................................                         4.00         2.13

Fiscal Year Ended March 31, 2000
 First Quarter .................................                       $ 6.25      $  3.50
 Second Quarter ................................                        11.88         5.94
 Third Quarter .................................                        11.31         8.31
 Fourth Quarter ................................                        14.75        10.03

Fiscal Year Ended March 31, 2001
 First Quarter .................................                       $19.19      $ 10.94
 Second Quarter ................................                        24.13        16.50
 Third Quarter .................................                        29.81        15.75
 Fourth Quarter through March 26, 2001 .........                        26.19        16.25

                          -------------------------

     The  last  reported  sale  price  of our common stock on the American Stock
Exchange on March 26, 2001 was $17.95 per share. As of March 26, 2001, there were approximately 98 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never declared cash dividends on our common equity. Management expects that any earnings that may be generated from our operations will be substantially reinvested in the business and, accordingly, dividends will not be paid to common shareholders in the foreseeable future. Additionally, the payment of dividends is subject to the consent of the bank with which we have a revolving credit agreement.

     At present, there are no material restrictions on the ability of our Hong Kong subsidiary to transfer funds in the form of cash dividends, loans, advances, or purchases of materials, products, or services. The distribution and repatriation of dividends by our China subsidiary is restricted by Chinese laws and regulations, including currency exchange controls.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this prospectus.

     The consolidated statement of income data for the fiscal years ended March 31, 1998, 1999, and 2000 and the consolidated balance sheet data as of
March 31, 1999 and 2000 are derived from our audited financial statements included elsewhere in this prospectus. The consolidated statements of income data for the fiscal years ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. The consolidated statements of income data for the nine months ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 2000 are unaudited but have been prepared on the same basis as our audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of that date. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                                              NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED MARCH 31,                    DECEMBER 31,
                                    -------------------------------------------------------  ---------------------
                                       1996        1997       1998       1999       2000       1999       2000
                                    ----------  ---------- ---------- ---------- ---------- ---------- ----------
                                                                                                 (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 INCOME DATA:
Net sales ........................   $23,060     $25,004    $29,278    $ 37,596   $ 59,997   $ 43,426   $ 78,869
Cost of sales ....................    14,962      16,393     18,896      22,538     33,052     24,166     45,423
                                     -------     -------    -------    --------   --------   --------   --------
 Gross profit ....................     8,098       8,611     10,382      15,058     26,945     19,260     33,446
Operating expenses (income):
Selling, general and
 administrative ..................     5,981       6,057      7,513      10,612     17,604     11,601     21,480
Research and development .........     1,333       1,800      1,979       2,927      3,360      2,537      3,519
Customer funded development ......       (95)        (54)       (15)     (1.105)    (1,611)    (1,223)    (2,406)
                                     -------     -------    -------    --------   --------   --------   --------
 Operating income ................       879         808        905       2,624      7,592      6,345     10,853
Interest expense, net ............        23         (17)        26         300        304        217      1,453
                                     -------     -------    -------    --------   --------   --------   --------
 Income before income taxes ......       902         825        879       2,324      7,288      6,128      9,400
Income tax expense (benefit) .....       (85)       (350)       102         595      1,757      1,532      2,240
                                     -------     -------    -------    --------   --------   --------   --------
 Net income ......................   $   987     $ 1,175    $   777    $  1,729   $  5,531   $  4,596   $  7,160
                                     =======     =======    =======    ========   ========   ========   ========
Earnings per share:
 Basic ...........................   $  0.14     $  0.17    $  0.11    $   0.24   $   0.73   $   0.61   $   0.88
                                     =======     =======    =======    ========   ========   ========   ========
 Diluted .........................   $  0.13     $  0.16    $  0.11    $   0.23   $   0.64   $   0.53   $   0.80
                                     =======     =======    =======    ========   ========   ========   ========
Shares used in per share
 calculations:
 Basic ...........................     7,064       7,064      7,122       7,202      7,612      7,532      8,179
 Diluted .........................     7,448       7,218      7,298       7,476      8,696      8,630      9,002

CONSOLIDATED BALANCE SHEET DATA:

                                                          AS OF MARCH 31,                           AS OF
                                      -------------------------------------------------------    DECEMBER 31,
                                        1996       1997        1998        1999        2000          2000
                                      --------   --------   ---------   ---------   ---------   -------------
                                                                                                 (UNAUDITED)
Cash and cash equivalents .........    $  771     $  239     $   303     $ 2,711     $ 1,882       $ 1,203
Working capital ...................     2,473      3,704       3,335       5,765       6,023        19,584
Total assets ......................     6,920      9,234      10,217      18,535      39,647        80,899
Total debt ........................        --        778          21       3,800      10,000        33,605
Shareholders' equity ..............     3,459      4,643       5,580       7,542      14,807        22,679

        SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following unaudited pro forma combined statements of income data reflect:

     o the acquisition of Schaevitz Sensors as if it occurred as of April 1, 2000, for the nine months ended December 31, 2000;

     o the acquisition of Schaevitz Sensors as if it occurred as of April 1, 1999, for the year ended March 31, 2000;

     o the acquisition of IC Sensors as if it occurred as of April 1, 1999 for the year ended March 31, 2000.

     These acquisitions were accounted for using the purchase method of accounting. The pro forma combined condensed financial data includes the excess of the purchase price over the estimated fair values of net assets acquired of approximately $7 million for Schaevitz Sensors and approximately $3.5 million for IC Sensors. These amounts are being amortized over a 15 year period. The pro forma combined condensed financial data also includes adjustments to reflect the additional interest on acquisition financing and the assumed tax benefits, at the United States statutory rate, resulting from these acquisitions.

     The pro forma combined condensed financial data is for informational purposes only and may not necessarily reflect the results of operations had these acquisitions actually occurred as of the dates indicated.

CONDENSED INCOME STATEMENT DATA:

                                                             NINE MONTHS ENDED DECEMBER 31, 2000
                                               ----------------------------------------------------------------
                                                  MEASUREMENT                       SCHAEVITZ
                                                SPECIALTIES AS     SCHAEVITZ         SENSORS
                                                   REPORTED         SENSORS        ADJUSTMENTS      AS ADJUSTED
                                               ----------------   -----------   ----------------   ------------
Net sales ..................................      $  78,869         $ 8,958         $    --         $  87,827
Cost of sales ..............................         45,423           6,037              --            51,460
                                                  ---------         -------         -------         ---------
 Gross profit ..............................         33,446           2,921              --            36,367
Operating expenses .........................         22,593           3,177             234 (1)        26,004
                                                  ---------         -------       ---------         ---------
 Operating income (loss) ...................         10,853            (256)           (234)           10,363
Interest expense, net ......................          1,453            (142)            856 (2)         2,167
                                                  ---------         -------       ---------         ---------
 Income (loss) before income taxes .........          9,400            (114)         (1,090)            8,196
Income taxes ...............................          2,240              --            (482)(3)         1,758
                                                  ---------         -------       ---------         ---------
 Net income (loss) .........................      $   7,160         $  (114)        $  (608)        $   6,438
                                                  =========         =======       =========         =========
Earnings per share:
 Basic .....................................      $    0.88                                         $    0.79
                                                  =========                                         =========
 Diluted ...................................      $    0.80                                         $    0.72
                                                  =========                                         =========
Shares used in per share calculation:
 Basic .....................................          8,179                                             8,179
 Diluted ...................................          9,002                                             9,002

----------

(1) The acquisition is being accounted for as a purchase and represents amortization of goodwill of approximately $7 million which is amortized over a 15 year period.

(2) Represents additional interest on acquisition financing and amortization of deferred debt financing costs.

(3) Assumed tax benefit resulting from Schaevitz Sensors acquisition and adjustments at United States statutory rate.

                                                              FISCAL YEAR ENDED MARCH 31, 2000
                                   ---------------------------------------------------------------------------------------
                                      MEASURE-
                                        MENT                           IC                        SCHAEVITZ
                                    SPECIALTIES                     SENSORS                       SENSORS
                                         AS            IC           ADJUST-       SCHAEVITZ       ADJUST-           AS
                                      REPORTED      SENSORS          MENTS         SENSORS         MENTS         ADJUSTED
                                   ------------- ------------- ----------------- ----------- ----------------- -----------
Net sales ........................   $  59,997     $  10,730      $      --       $ 23,804      $      --       $ 94,531
Cost of sales ....................      33,052        10,806            476 (1)     14,355             --         58,689
                                     ---------     ---------      ---------       --------      ---------       --------
 Gross profit ....................      26,945           (76)          (476)         9,449             --         35,842
Operating expenses ...............      19,353         5,639             28 (2)      8,420            468 (5)     33,908
                                     ---------     ---------      ---------       --------      ---------       --------
 Operating income (loss) .........       7,592        (5,715)          (504)         1,029           (468)         1,934
Interest expense, net ............         304            --            802 (3)        (24)         1,712 (6)      2,794
                                     ---------     ---------      ---------       --------     ----------       --------
 Income (loss) before
   income taxes ..................       7,288        (5,715)        (1,306)         1,053         (2,180)          (860)
Income taxes .....................       1,757            --         (2,808)(4)         --           (451)(7)     (1,502)
                                     ---------     ---------      ---------       --------     ----------       --------
 Net income (loss) ...............   $   5,531     $  (5,715)     $   1,502       $  1,053      $  (1,729)      $    642
                                     =========     =========      =========       ========     ==========       ========
Earnings per share:
 Basic ...........................   $    0.73                                                                  $   0.08
                                     =========                                                                  ========
 Diluted .........................   $    0.64                                                                  $   0.07
                                     =========                                                                  ========
Shares used in per share
 calculation:
 Basic ...........................       7,612                                                                     7,612
 Diluted .........................       8,696                                                                     8,696

----------
(1) Represents additional depreciation associated with appraised value of fixed assets and assets not included on IC Sensors balance sheet.

(2) Represents amortization of goodwill of approximately $3.5 million over a 15 year period. The acquisition is being accounted for as a purchase.

(3) Represents additional interest on acquisition financing, amortization of deferred debt financing costs and a reduction of interest income due to lower cash balances partially offset by debt not assumed.

(4) Assumed tax benefit resulting from IC Sensors loss and adjustments at United States statutory rate.

(5) Represents amortization of goodwill of approximately $7 million over a 15 year period. The acquisition is being accounted for as a purchase.

(6) Represents additional interest on acquisition financing and amortization of deferred debt financing costs.

(7) Assumed tax benefit resulting from Schaevitz Sensors acquisition and adjustments at United States statutory rate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors including those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading designer and manufacturer of sensors and sensor-based consumer products. We produce a wide variety of sensors that use advanced technologies to measure precise ranges of physical characteristics, including pressure, motion, force, displacement, angle, flow, and distance. Our advanced technologies include piezoresistive applications, application specific integrated circuits, micro-electromechanical systems (MEMS), piezopolymers, strain gages, force balance systems, fluid capacitive applications, linear variable differential transformers, and ultrasonics. These technologies allow our sensors to operate precisely and cost effectively. We have two businesses, a Sensor business and a Consumer Products business. However, each of our businesses benefits from the same core technology base.

     Our Sensor business designs, manufactures, and markets sensors for original equipment manufacturer applications. These products include pressure sensors, custom microstructures, accelerometers, tilt/angle sensors, and displacement sensors for electronic, automotive, medical, military, and industrial applications. Our Sensor business customers include leading manufacturers such as Alaris Medical, Allison Transmission, Badger Meter, Graco, and Texas Instruments.

     Our Consumer Products business designs, manufactures, and markets sensor-based consumer products. These products include bathroom and kitchen scales, tire pressure gauges, and distance estimators. These products are typically based on application specific integrated circuits, piezoresistive, and ultrasonic technologies. Our Consumer Products customers include leading retailers such as Bed Bath & Beyond, Linens 'n Things, Sam's Club, and Sears; European resellers such as Korona and Laica; and Sunbeam, a consumer products manufacturer.

     Acquisition Strategy. Over the last several years we have undertaken an aggressive expansion strategy that has included the acquisitions of complementary businesses intended to bring to us new technologies, diversify our product mix, increase manufacturing capacity, and expand distribution channels. For illustration purposes, through our acquisition strategy, we have acquired new technologies, such as piezoelectric polymer, micro-electromechanical systems (MEMS), and linear variable differential transformers, added manufacturing capacity in the United States and the United Kingdom, and expanded our sensor business distribution channels. In turn, the percentage of net sales in our Sensor business to 43.6% for the nine months ended December 31, 2000 from 7.8% for the year ended March 31, 1998. This change in the business segment mix is primarily from the impact of our acquisition strategy, as well as organic growth. After successfully integrating businesses that we acquire, we expect to realize significant cost savings in the acquired business by moving selected assembly and manufacturing operations to our low cost, high volume production facility in China, which has been expanded to meet such demand.

     In January 2001, we acquired the business of Silicon Valley Sensors for an initial payment of $0.25 million cash with addtional contingent payments of up to $0.25 million. This business included intellectual property and management expertise relating to pressure sensors.

     In August 2000, we acquired the Schaevitz Sensors business from TRW for approximately $17.9 million cash, including closing and restructuring costs of $1.1 million. The Schaevitz Sensors business consists of a division in the United States and an operating company in the United Kingdom. Schaevitz Sensors designs and manufactures sensors in the United States and Europe, and sells a variety of tilt, displacement, and pressure sensors. The excess of the purchase price over the net assets acquired, accounted for principally as goodwill, was approximately $7.0 million which is being amortized over 15 years.

     In February 2000, we acquired IC Sensors from PerkinElmer for $12.4 million in cash, including closing and restructuring costs of $0.4 million. IC Sensors designs, manufactures, and markets micro-electromechanical (MEMS)
pressure sensors, accelerometers, and microstructures. The excess of the purchase price over the net assets acquired, accounted for principally as goodwill, was approximately $3.2 million, which is being amortized over 15 years.

     In January 2000, we acquired the Park-Zone product line from Exeter for $1.4 million, which included an initial payment of $0.6 million in cash with the additional consideration based on future performance. Park-Zone produces a line of ultrasonic parking devices. The excess of the purchase price over net assets acquired, accounted for principally as goodwill, was approximately $1.0 million, which is being amortized over 7 years.

     In August 1998, we acquired PiezoSensors, formerly the Sensors Division of AMP, for approximately $5.7 million, including closing and restructuring costs of $1.7 million. PiezoSensors designs, manufactures, and markets piezoelectric polymer sensors for industrial, consumer, and medical applications. The excess of the purchase price over the net assets acquired, accounted for principally as goodwill, was approximately $1.7 million, which is being amortized over 15 years.

     Each of our acquisitions has been accounted for as a purchase, and our results of operations include the financial impact from each acquired business following the closing date of the acquisition. We financed our acquisitions with a combination of cash and debt. Our goodwill as of December 31, 2000, net of amortization, is approximately $12.1 million.

     From time to time, we engage in discussions regarding certain acquisitions. On March 23, 2001, we entered into a letter of intent to acquire Terraillon, headquartered in France. Total consideration is approximately $21.0 million. Terraillon is a leading designer and manufacturer of branded consumer bathroom and kitchen scales.

     Net Sales. Net sales of each of our business segments are generated primarily through sales representatives located throughout the world. We recognize sales when we ship our products, at which time title generally passes to the customer. Our net sales include adjustments for estimated product warranty and allowances for returns by our customers.

     Historically, we have experienced price pressures, because of the effect of the strength of the United States dollar on foreign sales, the introduction of competing products, and general pricing pressures from our customers. We expect that we may continue to experience these price pressures. We intend to continue to expand our product lines with technological advances, innovative designs, and broader price ranges.

     Costs of Sales. Our cost of sales consists primarily of our payments to our suppliers, compensation, payroll taxes and employee benefits for manufacturing personnel, and purchasing and manufacturing overhead costs. We rely on contract manufacturers to manufacture and assemble a significant portion of our consumer finished products.

     Gross Profit. Gross profit is affected by many factors including sales volume, pricing, product mix, and cost factors including component costs, materials costs, and manufacturing and labor costs.

     Research and Development. Research and development expenses consist primarily of compensation, payroll taxes and employee benefits for engineering and development personnel, consulting expenses, and project materials. The majority of our research and development relates to our Sensor business, and is, in part, funded by customers for customer-specific applications. Customer funded development is anticipated to continue, but will likely vary from period to period. To support our growth we expect to continue to invest significantly in sensor product development and launch new consumer products and line extensions. Accordingly, research and development expenses will continue to be significant.

     Selling, General, and Administrative. Selling, general, and administrative expenses consist of compensation, payroll taxes and employee benefits for selling, general, and administrative personnel, freight, commissions, sales and marketing efforts, promotional programs, amortization of goodwill, and investment in our infrastructure in order to support our continued growth.

     Interest Expense, Net. Net interest expense consists primarily of interest expense on our term loans and line of credit.

     Income Taxes. The income tax provision is based upon the proportion of pretax profit in each jurisdiction in which we operate. The income tax rates in Hong Kong and China are less than the United States. Deferred income taxes are not provided on our subsidiaries' earnings, which are expected to be reinvested. Distribution, in the form of dividends or otherwise, would subject our subsidiaries' earnings to United States income taxes, subject to an adjustment for foreign tax credits. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Pursuant to current tax policies in China, our Chinese operations qualify for a special state corporate tax rate of 15%, or 10% provided that they export a minimum of 70% of production. However, because we have agreed to operate in China for a minimum of ten years, a full tax holiday (which expired on March 31, 1998) was available for two years, and a 50% tax rate reduction to 7.5% is available through March 31, 2001.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items in our consolidated statements of income as a percentage of net sales:

                                                                                          NINE MONTHS ENDED
                                                    FISCAL YEARS ENDED MARCH 31,            DECEMBER 31,
                                                 -----------------------------------   -----------------------
                                                    1998        1999         2000         1999         2000
                                                 ---------   ----------   ----------   ----------   ----------
Net sales:
 Sensors .....................................       7.8%        18.9%        26.3%        23.7%        43.6%
 Consumer Products ...........................      92.2         81.1         73.7         76.3         56.4
                                                   -----        -----        -----        -----        -----
Total net sales ..............................     100.0        100.0        100.0        100.0        100.0
Cost of sales ................................      64.5         59.8         55.2         55.5         57.5
                                                   -----        -----        -----        -----        -----
 Gross profit ................................      35.5         40.2         44.8         44.5         42.5
Operating expenses (income):
Selling, general, and administrative .........      25.6         28.5         29.3         26.7         27.3
Research and development .....................       6.8          7.7          5.5          5.8          4.4
Customer funded development ..................       0.0         (2.9)        (2.7)        (2.8)        (3.0)
                                                   -----        -----        -----        -----        -----
 Operating income ............................       3.1          6.9         12.7         14.8         13.8
Interest expense, net ........................       0.0          0.8          0.5          0.0          1.9
                                                   -----        -----        -----        -----        -----
 Income before income taxes ..................       3.1          6.1         12.2         14.8         11.9
Income tax expense ...........................       0.4          1.6          3.0          3.5          2.8
                                                   -----        -----        -----        -----        -----
 Net income ..................................       2.7%         4.5%         9.2%        11.3%         9.1%
                                                   =====        =====        =====        =====        =====

NINE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1999

     Net Sales. Net sales increased $35.5 million, or 81.8%, to $78.9 million for the nine months ended December 31, 2000 from $43.4 million for the nine months ended December 31, 1999. We attribute the increase primarily to the Schaevitz Sensors and IC Sensors acquisitions, as well as higher United States sales from strong consumer spending, and expansion of product offerings. Excluding the impact of the Schaevitz Sensors and IC Sensors acquisitions, net sales increased 34.6% for the nine months ended December 31, 2000 as compared to the nine months ended December 31, 1999.

     Net sales of the Sensor business increased $24.1 million, or 234.0%, to $34.4 million for the nine months ended December 31, 2000 compared to $10.3 million for the nine months ended December 31, 1999. This is primarily a result of the Schaevitz Sensors and IC Sensors acquisitions and increased sales from our existing Sensor business.

     Net sales of the Consumer Products business increased $11.4 million, or 34.4%, to $44.5 million for the nine months ended December 31, 2000 from $33.1 million for the nine months ended December 31, 1999. The increase resulted from expansion of European sales, higher United States sales from strong consumer spending, and expansion of product offerings.

     Gross Profit. Gross profit increased $14.1 million, or 73.1%, to $33.4 million for the nine months ended December 31, 2000 from $19.3 million for the nine months ended December 31, 1999. The gross profit margin decreased to 42.5% for the nine months ended December 31, 2000 from 44.5% for the nine months ended December 31, 1999. The increase in overall gross profit resulted from increased volume, favorable product mix, and lower manufacturing costs, which were partially offset by price reductions, and higher manufacturing costs associated with recently acquired Schaevitz Sensors and IC Sensors products. We have recently begun production of some of these products in our lower-cost facility in China.

     Selling, General, and Administrative. Selling, general, and administrative expenses increased $9.9 million, or 85.3%, to $21.5 million for the nine months ended December 31, 2000 from $11.6 million for the nine months ended December 31, 1999. The increase resulted in part from the impact of the Schaevitz Sensors and IC Sensors acquisitions and variable expenses associated with the higher sales volume.

     Research and Development. Research and development expenses increased $1.0 million, or 40.0%, to $3.5 million for the nine months ended December 31, 2000 from $2.5 million for the nine months ended December 31, 1999. The growth occurred primarily in our Sensor business. During the nine months ended
December 31, 2000, we received $2.4 million of development funding from customers, as compared to $1.2 million during the nine months ended December 31, 1999.

     Interest Expense, Net. Net interest expense increased $1.3 million to $1.5 million for the nine months ended December 31, 2000, from $0.2 million for the nine months ended December 31, 1999. The increase in interest expense is the result of additional indebtedness resulting from the financing of the Schaevitz Sensors and IC Sensors acquisitions.

     Income Taxes. The income tax provision increased $0.7 million, or 46.7%, to $2.2 million for the nine months ended December 31, 2000 from $1.5 million for the nine months ended December 31, 1999. For the nine months ended December 31, 2000, the estimated effective annual income tax rate was approximately 23.8%, as compared to 24.1% for the year ended March 31, 2000. The estimated effective annual income tax rate is based on the proportion of pretax profits expected to be earned during fiscal year 2001 in each of the countries in which we operate. The foreign tax rates in effect during fiscal year 2000 and 1999 are lower than the United States rates.

FISCAL YEAR ENDED MARCH 31, 2000 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999

     Net Sales. Net sales increased $22.4 million, or 59.6%, to $60.0 million for the fiscal year ended March 31, 2000 from $37.6 million for the fiscal year ended March 31, 1999. We attribute the increase in net sales primarily to consumer products sales to United States direct and original equipment manufacturer customers, new product introductions, and expanded European distribution. Excluding the impact of the PiezoSensors and IC Sensors acquisitions, net sales increased 50.2% for the year ended March 31, 2000 as compared to the year ended March 31, 1999.

     Net sales of our Sensor business increased $8.8 million, or 123.9%, to $15.9 million for the fiscal year ended March 31, 2000 from $7.1 million for the fiscal year ended March 31, 1999. We attribute the increase to the February 2000 acquisition of IC Sensors, which contributed $2.3 million, and growth of the microfused product line.

     Net sales in the Consumer Products business increased $13.6 million, or 44.6%, to $44.1 million for the fiscal year ended March 31, 2000 from $30.5 million for the fiscal year ended March 31, 1999. Bathroom scale sales to United States direct and original equipment manufacturer customers increased 41.8%, as compared with the fiscal year ended March 31, 1999. The increase is attributable to the expansion of products offered as well as strong consumer spending. Other consumer product sales increased by 50.1% for the fiscal year ended March 31, 2000. For the fiscal year ended March 31, 2000, European sales were higher due to increased distribution and improved sales volumes to Korona, a German reseller of diversified housewares.

     Gross Profit. Gross profit increased $11.8 million, or 78.1%, to $26.9 million for the fiscal year ended March 31, 2000 from $15.1 million for the fiscal year ended March 31, 1999. Gross profit percentage increased to 44.8% for the fiscal year ended March 31, 2000 from 40.2% for the fiscal year ended March 31, 1999. This increase is the result primarily of increased volume, changes in product mix toward higher margin Sensor products, and manufacturing cost reductions.

     Selling, General, and Administrative. Selling, general, and administrative expenses increased $7.0 million, or 66.0%, to $17.6 million for the fiscal year ended March 31, 2000 from $10.6 million for the fiscal year ended March 31, 1999. Selling, general, and administrative expenses increased due to the PiezoSensors acquisition, increased United States sales that carry higher freight and commission costs, expansion of the sales and marketing group, and investments in infrastructure (both personnel and information technology related) to support the continued growth. The fiscal year ended March 31, 2000 selling, general, and administrative expense includes the impact of the IC Sensors acquisition.

     Research and Development. Research and development expenses increased $0.5 million, or 17.2%, to $3.4 million for the fiscal year ended March 31, 2000 from $2.9 million for the fiscal year ended March 31, 1999. During the fiscal year ended March 31, 2000, we received $1.6 million of customer funded development, as compared to $1.1 million during the fiscal year ended March 31, 1999. The increase in customer funded development for both the fiscal years ended March 31, 2000 and 1999 more than offset the additional expenses associated with the IC Sensors and PiezoSensors acquisitions and automotive related development projects.

     Interest Expense, Net. Net interest expense remained substantially the same during the fiscal years ended March 31, 2000 and 1999.

     Income Taxes. The income tax provision increased $1.2 million or 200.0%, to $1.8 million for the fiscal year ended March 31, 2000 from $0.6 million for the fiscal year ended March 31, 1999. For the fiscal year ended March 31, 2000, our effective tax rate was 24.1% as compared to 25.6% for the fiscal year ended March 31, 1999. The foreign tax rates in effect during fiscal years ended March 31, 2000 and 1999 are lower than the United States rates. Deferred income taxes are not provided on our subsidiaries' undistributed earnings, which approximated $6.3 million at March 31, 2000, because those earnings are expected to be permanently reinvested.

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

     Net Sales. Net sales increased $8.3 million, or 28.3%, to $37.6 million for the fiscal year ended March 31, 1999 from $29.3 million for the fiscal year ended March 31, 1998. We primarily attribute the increase in net sales to the PiezoSensors acquisition and expansion of consumer product offerings. Excluding the PiezoSensors acquisition, net sales increased 11.6% for the fiscal year ended March 31, 1999 as compared to the fiscal year ended March 31, 1998.

     Net sales of our Sensor business increased $4.8 million or 208.7% to $7.1 million, for the fiscal year ended March 31, 1999 from $2.3 million for the fiscal year ended March 31, 1998. We primarily attribute the increase in sales to the acquisition of PiezoSensors in August 1998.

     Net sales in the Consumer Products business increased $3.5 million, or 13.0%, for the fiscal year ended March 31, 1999 to $30.5 million from $27.0 million for the fiscal year ended March 31, 1998. The increase is attributable to expansion of product offerings as well as strong consumer spending. Other than bathroom scales, consumer product sales for the fiscal year ended March 31, 1999 increased 23.3% due in part to strong promotions in food scales and large-scale distribution of low priced postal scales. European sales were flat due to the impact of changes in the buying pattern of Korona, a German reseller of diversified housewares, and increased competition in the European market. However, these effects were partially offset by our expansion in other parts of Europe.

     Gross Profit. Gross profit increased $4.7 million, or 45.2%, to $15.1 million for the fiscal year ended March 31, 1999 from $10.4 million for the fiscal year ended March 31, 1998. The gross profit percentage increased to 40.2% for the fiscal year ended March 31, 1999 from 35.5% for the fiscal year ended March 31, 1998. These changes in 1999 were effected primarily by increased volume, changes in product mix toward higher margin Sensor business products, and manufacturing cost reductions.

     Selling, General, and Administrative. Selling, general, and administrative expenses increased $3.1 million or 41.3% for the fiscal year ended March 31, 1999 to $10.6 million from $7.5 million for the fiscal year ended March 31, 1998. The increase is due to the PiezoSensors acquisition, increased United States sales that carry higher freight and commissions, expansion of the sales and marketing group, and investments in infrastructure in order to support the continued growth.

     Research and Development. Research and development expenses increased $0.9 million, or 45.0%, to $2.9 million for the fiscal year ended March 31, 1999 from $2.0 million for the fiscal year ended March 31, 1998. During the fiscal year ended March 31, 1999, we received $1.1 million of customer funded development, as compared to $15,000 during the fiscal year ended March 31, 1998. The increase in expenses excluding customer funding is primarily due to the PiezoSensors acquisition, partially offset by additional design work being performed in our lower cost China facility. The increase in customer funding for 1999 more than offset the additional expenses associated with the PiezoSensors acquisition and automotive related development projects.

     Interest Expense, Net. Net interest expense increased to $0.3 million for the fiscal year ended March 31, 1999 from $26,000 for the fiscal year ended March 31, 1998 due to interest costs on increased borrowing on our line of credit.

     Income Taxes. The income tax provision increased $0.5 million to $0.6 million for the fiscal year ended March 31, 1999 from $0.1 million for the fiscal year ended March 31, 1998. For the fiscal year ended March 31, 1999, our effective tax rate was 25.6%, which is lower than the federal and state statutory rates of approximately 40% due primarily to lower tax rates on foreign earnings. For the fiscal year ended March 31, 1998, our effective tax rate was 11.6%, primarily as a result of lower tax rates on foreign earnings as well as a $0.1 million reduction in the valuation reserve related to the alternative minimum tax credit carryforward. The effective tax rate increased for the fiscal year ended March 31, 1999 as a result of higher domestic earnings.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the eight quarters in the period ended December 31, 2000. This data has been derived from our unaudited financial statements that in the opinion of management, include all adjustments necessary for fair presentation of such information for the periods presented. Statement of operations data must be read in conjunction with our annual financial statements and related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results for any future period.

                                                                         QUARTERS ENDED
                                   ------------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,    DEC. 31,
                                      1999       1999        1999       1999       2000       2000        2000        2000
                                   ---------- ---------- ----------- ---------- ---------- ---------- ----------- -----------
Net sales ........................  $ 9,691    $12,021     $15,445    $15,960    $16,571    $16,302    $ 28,237    $ 34,330
Cost of sales ....................    5,923      6,611       8,748      8,807      8,886      8,791      16,238      20,394
                                    -------    -------     -------    -------    -------    -------    --------    --------
 Gross profit ....................    3,768      5,410       6,697      7,153      7,685      7,511      11,999      13,936
Operating expenses (income):
Selling, general, and
 administrative ..................    2,823      3,610       3,915      4,076      6,003      5,280       8,059       8,141
Research and development .........      817        759         854        924        823      1,198       1,035       1,286
Customer funded
 development .....................     (501)      (353)       (477)      (393)      (388)      (775)     (1,023)       (608)
                                    -------    -------     -------    -------    -------    -------    --------    --------
 Operating income ................      629      1,394       2,405      2,546      1,247      1,808       3,928       5,117
Interest expense, net ............        8         50         111         56         87        213         265         975
                                    -------    -------     -------    -------    -------    -------    --------    --------
 Income before income
   taxes .........................      621      1,344       2,294      2,490      1,160      1,595       3,663       4,142
Income tax expense ...............      189        336         574        622        225        399         847         994
                                    -------    -------     -------    -------    -------    -------    --------    --------
 Net income ......................  $   432    $ 1,008     $ 1,720    $ 1,868    $   935    $ 1,196    $  2,816    $  3,148
                                    =======    =======     =======    =======    =======    =======    ========    ========

                                                                    PERCENTAGE OF NET SALES
                                   ------------------------------------------------------------------------------------------
                                                                         QUARTERS ENDED
                                   ------------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,    DEC. 31,
                                      1999       1999        1999       1999       2000       2000        2000        2000
                                   ---------- ---------- ----------- ---------- ---------- ---------- ----------- -----------
Net sales ........................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%      100.0%
Cost of sales ....................     61.1       55.0        56.6       55.2       53.6       53.9        57.5        59.4
                                      -----      -----       -----      -----      -----      -----       -----       -----
 Gross profit ....................     38.9       45.0        43.4       44.8       46.4       46.1        42.5        40.6
Operating expenses (income):
Selling, general, and
 administrative ..................     29.1       30.0        25.4       25.5       36.2       32.5        28.5        23.8
Research and development .........      8.4        6.3         5.5        5.8        5.0        7.3         3.7         3.7
Customer funded
 development .....................     (5.2)      (2.9)       (3.1)      (2.5)      (2.3)      (4.8)       (3.6)       (1.8)
                                      -----      -----       -----      -----      -----      -----       -----       -----
 Operating income . ..............      6.6       11.6        15.6       16.0        7.5       11.1        13.9        14.9
Interest expense, net ............      0.1        0.4         0.7        0.4        0.5        1.3         0.9         2.8
                                      -----      -----       -----      -----      -----      -----       -----       -----
 Income before income
   taxes .........................      6.5       11.2        14.9       15.6        7.0        9.8        13.0        12.1
Income tax expense ...............      2.0        2.8         3.8        3.9        1.4        2.5         3.0         2.9
                                      -----      -----       -----      -----      -----      -----       -----       -----
 Net income ......................      4.5%       8.4%       11.1%      11.7%       5.6%       7.3%       10.0%        9.2%
                                      =====      =====       =====      =====      =====      =====       =====       =====

LIQUIDITY AND CAPITAL RESOURCES

     Our net working capital was approximately $19.6 million at December 31, 2000, compared to approximately $6.0 million at March 31, 2000. Our net working capital was higher primarily due to increases in our accounts receivable due to higher net sales, and increased inventory primarily from our acquisitions and the expansion of our Consumer Products business. At December 31, 2000, our current ratio was 1.7 compared to 1.4 at March 31, 2000. Cash decreased to $1.2 million at December 31, 2000, compared to $1.9 million at March 31, 2000.
Operating activities for the nine months ended December 31, 2000 used $2.7 million of cash, primarily to finance increased accounts receivable and inventory. Investing activities for the nine months ended December 31, 2000 used $22.3 million to fund capital expenditures and the Schaevitz Sensors acquisition. Financing activities for the nine months ended December 31, 2000 provided $24.3 million, primarily due to increased borrowings.

     Capital expenditures for the nine months ended December 31, 2000 were $4.4 million, consisting mainly of computer equipment and related software, production equipment, and tooling. At December 31, 2000, there were no significant commitments for capital expenditures. We continue to finance our capital expenditure requirements with internally generated cash flow and our revolving credit facility.

     At December 31, 2000, there was an outstanding balance of approximately $10.6 million under our line of credit. Our line of credit provides for a maximum amount available of $15.0 million, of which $10.0 million is available for general corporate purposes and $5.0 million is available only for working capital purposes. Borrowings are limited to the sum of eligible accounts receivable and inventories and are collateralized by a senior security interest in substantially all our assets. The line of credit expires August 4, 2002. Borrowings bear interest at a maximum of the lesser of the bank's prime rate plus 1.0% or the Eurodollar rate plus 2.75%. Should we achieve certain financial ratios, the lowest rate becomes the lesser of the bank's prime rate plus 0.5% or a Eurodollar rate plus 2.25%. The line of credit requires annual payment of a commitment fee equal to 0.375% of the unutilized available balance. Additionally, we are required to maintain minimum profitability ratios, to limit capital expenditures and advances to subsidiaries, and we must seek the consent of the bank for the payment of dividends and to complete acquisitions or divestitures.

     In connection with the acquisition of Schaevitz Sensors, we repaid the outstanding balance of a previous term loan and entered into a $25.0 million term loan. As of December 31, 2000 there was $23.0 million outstanding under the term loan. The term loan bears interest at Eurodollar rate plus

3.25%. The term loan requires quarterly repayments of principal and interest of $4.0 million per annum through 2005 and $3.0 million in 2006. Additional principal payments are required if our cash flow exceeds certain levels. The term loan is collateralized by a senior security interest in substantially all of our assets. Additionally, we are required to maintain minimum profitability ratios, to limit our capital expenditures and advances to subsidiaries, and we must seek the consent of our bank for the payment of dividends and to complete acquisitions or divestitures. Further expansion of our financing requirements are likely to require additional resources. We believe that suitable resources for expansion of our financing requirements will be available, though no assurance can be given.

     In February 2001, we modified our line of credit and our term loan to reflect an interest rate based on LIBOR rather than Eurodollars and provide the availability to borrow in British pounds. All other covenants remained materially unchanged.

     We have not declared cash dividends on our common equity. Management expects that earnings that may be generated from our near-term operations will be substantially reinvested and, accordingly, dividends will not be paid to common shareholders in the short term. Additionally, the payment of dividends is subject to the consent of the bank with which we have a revolving credit agreement.

     At present, there are no material restrictions on the ability of our Hong Kong subsidiary to transfer funds to us in the form of cash dividends, loans, advances, or purchases of materials, products, or services. Distribution and repatriation of dividends by our China subsidiary are restricted by Chinese laws and regulations, including currency exchange controls.

     We believe that cash and cash equivalents, net proceeds from this offering, and anticipated cash flow from operations will be sufficient to fund our working capital and capital expenditures requirements for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy liquidity needs, we might need to raise additional funds through a public or private financing, strategic relationship, or other arrangements. We cannot assure you that additional funding, if needed, will be available to us or will be available on terms that we believe are attractive. If we fail to raise capital when needed, it could harm our business. If we raise additional funds through the issuance of equity securities, the percentage ownership of our shareholders would be reduced.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments." SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in the period of change. We utilize an interest rate swap as a hedge of our interest rate risk associated with long-term debt. We believe that the adoption of SFAS 133 will have no impact on our financial position or results of operations.

     In  December  1999,  the  staff  of  the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition," to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. Our policies on revenue recognition are consistent with this bulletin.

     In March 2000, the Financial Accounting Standards Board issued Financial Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensations - and Interpretation of APB No. 25." FIN 44 clarifies the application of APB 25 for certain issues including: (a) the definition of an employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the definition of the date of granting employee stock options, and (d) the accounting consequences of various modifications to the terms of a previously fixed stock option or award. FIN 44 became effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which became effective after December 15, 1998. We adopted in the accompanying financial statements the provisions for the definition of the grant date for options whose grant was subject to shareholder approval. The adoption of FIN 44 had no material impact on the accompanying financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to a certain level of foreign currency exchange risk and interest rate risk.

FOREIGN CURRENCY RISK

     The majority of our net sales are priced in United States dollars. Our costs and expenses are priced in United States dollars, Hong Kong dollars, Chinese renminbi, and British pounds. Accordingly, the competitiveness of our products relative to products produced domestically (in foreign markets) may be affected by the performance of the United States dollar compared with that of its foreign customers' currencies. Additionally, we are exposed to the risk of foreign currency transaction and translation losses which might result from adverse fluctuations in the values of the Hong Kong dollar, the Chinese renminbi, and the British pound. These factors will similarly apply following our planned acquisition of Terraillon, which derives a significant portion of its net sales in French francs. At December 31, 2000, we had net assets of $0.6 million subject to fluctuations in the value of the Hong Kong dollar, and net assets of $8.4 million subject to fluctuations in the value of the British pound, and net assets of $7.8 million subject to fluctuations in the value of the renminbi.

     Fluctuations   in  the  value  of  the  Hong  Kong  dollar  have  not  been significant since October 17, 1983, when the Hong Kong government tied the value of the Hong Kong dollar to that of the United States dollar. However, there can be no assurance that the value of the Hong Kong dollar will continue to be tied to that of the United States dollar. China adopted a floating currency system on January 1, 1994, unifying the market and official rates of foreign exchange. China approved current account convertibility of the renminbi on July 1, 1996, followed by formal acceptance of the International Monetary Fund's Articles of Agreement on December 1, 1996. These regulations eliminated the requirement for prior government approval to buy foreign exchange for ordinary trade transactions, though approval is still required to repatriate equity or debt, including interest thereon. There can be no assurance that these currencies will remain stable or will fluctuate to our benefit.

     To manage our exposure to foreign currency and translation risks, we may purchase currency exchange forward contracts, currency options, or other derivative instruments, provided such instruments may be obtained at suitable prices. However, to date we have not done so.

INTEREST RATE RISK

     We have entered into a $25.0 million term loan, which bears interest at the Eurodollar rate plus 3.25% (9.9% as of December 31, 2000). Such term loan requires quarterly repayments of $1.0 million on an annual basis, through 2006.

     As  a  hedge  of  our  interest rate risk associated with the term loan, we entered  a  rate  swap  transaction  with  our  lender  through  June  1,  2004.
Additional payments required pursuant to the swap transaction were not substantial for fiscal year ended March 31, 2000. The swap transaction has an initial notional amount of $9.8 million with an effective fixed rate of 10.2%. As of December 31, 2000, $23.0 million was outstanding under this term loan.

     Our bank line of credit provides for $15.0 million until the agreement's expiration on February 14, 2003. Borrowings bear interest at a maximum of the lesser of the bank's prime rate plus 1.0% or the Eurodollar rate plus 2.75%
(10.5% as of December 31, 2000). Should we achieve certain financial ratios, the lowest rate becomes the lesser of the bank's prime rate plus 0.5% or a Eurodollar rate plus 2.25%. At the December 31, 2000, $10.6 was outstanding under the bank line of credit. We have not entered into any interest rate risk management agreements related to such bank line of credit.

     Based on the fair value of the swap transaction at December 31, 2000, we would have incurred a loss of approximately $0.1 million, representing the estimated amount that we would have paid if the Swap was terminated at such date.

     The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and long-term debt. For debt obligations, the table presents principal cash flows and the related weighted average interest rates (experienced during the year ended March 31, 2000) by maturity date. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates at March 31, 2000.

                                                                      EXPECTED MATURITY DATE
                                                                    FISCAL YEAR ENDED MARCH 31,
                                      ---------------------------------------------------------------------------------------
                                          2001           2002           2003           2004           2005         2006 (1)
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                                          (amounts in thousands, except percentage data)
Long term debt:
Principal repayments ..............     $  1,000       $  1,300       $  1,700       $  2,000       $  2,000       $  2,000
 Variable rate ....................         10.5%          10.5%          10.4%          10.6%          10.6%          10.7%
 Average interest rate ............         10.4%          10.5%          10.5%          10.5%          10.6%          10.7%
Interest rate swap:
Notional principal amount .........     $  2,000       $  1,000       $  2,000       $  1,000       $  2,000       $  1,000
 Variable rate ....................         10.2%          10.2%          10.2%          10.2%          10.2%          10.2%
 Average interest rate ............         10.5%          10.6%          10.6%          10.6%          10.7%          10.8%


----------
(1)  The term loan is scheduled to be paid in full by August 2006.

                                   BUSINESS

INTRODUCTION

     We are a leading designer and manufacturer of sensors and sensor-based consumer products. We produce a wide variety of sensors that use advanced technologies to measure precise ranges of physical characteristics, including pressure, motion, force, displacement, angle, flow, and distance. We have two businesses, a Sensor business and a Consumer Products business.

     Our Sensor business designs, manufactures, and markets sensors for original equipment manufacturer applications. These products include pressure sensors, custom microstructures, accelerometers, tilt/angle sensors, and displacement sensors for electronic, automotive, military, and industrial applications. Our Sensor business customers include leading manufacturers such as Alaris Medical, Allison Transmission, Badger Meter, Graco, and Texas Instruments.

     Our Consumer Products business manufactures and markets sensor-based consumer products. These products include bathroom and kitchen scales, tire pressure gauges, and distance estimators. These products are typically based on application specific integrated circuits, piezoresistive, and ultrasonic technologies. Our Consumer Products customers include leading retailers such as Bed Bath & Beyond, Linens 'n Things, Sam's Club, and Sears; European resellers such as Korona and Laica; and Sunbeam, a consumer products manufacturer.

     Each of our businesses benefits from the same core technology base. Our advanced technologies include piezoresistive applications, application specific integrated circuits, micro-electromechanical systems (MEMS), piezopolymers, strain gages, force balance systems, fluid capacitive applications, linear variable differential transformers, and ultrasonics. These technologies allow our sensors to operate precisely and cost effectively. Over the past few years we have built a global operation with advanced facilities located in North America, Europe, and Asia. By functioning globally we have been able to enhance our engineering capabilities and increase our geographic proximity to our customers.

     Our principal strategy is to utilize our expertise in sensor technologies to develop new products and applications thereby increasing demand for our sensors and sensor-based consumer products. Our high quality design teams in the United States and United Kingdom support our low cost, high volume production facility and engineering resources in China. By combining our low cost manufacturing expertise with our core technology, we are able to provide our global customer base with an advantageous price-value relationship. Over the past three years, to enhance our strategy we have acquired sensor businesses from TRW, PerkinElmer, and AMP that have given us access to new sensor technologies and customers.

     On March 23, 2001, we signed a letter of intent regarding our purchase of all the stock of Terraillon, a French manufacturer of branded consumer bathroom and kitchen scales. We expect to consummate this acquisition on or shortly after the closing date of this offering.

THE ELECTRO-MECHANICAL SENSOR INDUSTRY

     All of our sensors are devices that convert mechanical information into an electronic signal for display, processing, interpretation, or control. Sensors are essential to the accurate measurement, resolution, and display of pressure, motion, force, displacement, angle, flow, and distance.

     MARKETS

     The sensor market is robust, fragmented, and worldwide in scope. According to INTECHNO Consulting, the worldwide sensor market is expected to grow to $42.2 billion in 2003. Sales of sensors using modern technologies such as micro-electromechanical systems (MEMS) and silicon micromachining are leading the growth of the sensor market. For example, worldwide shipments of micro-electromechanical systems (MEMS) are expected to grow at an annual rate of over 20% as estimated by industry experts.

     Sensor manufacturers are moving toward smart sensors, which use digital intelligence to enhance measurement and control signals. The shift toward modern technologies has enhanced applications in the automotive, medical, military, and consumer industries. Examples of sensor applications include:

     o    automotive   uses   for  such   diverse   applications   as   braking,
          transmission, fuel pressure, diesel common rail pressure, security sensing, and on board tire pressure monitoring;

     o    medical  applications  including  blood  pressure  measurement,   flow
          monitoring,   ultrasonic  imaging,  and  focused  therapeutic  heating
          applications;

     o military applications, which continue to drive sensor development, with new systems requiring small, high performance sensors for smart systems such as navigation and weapons control systems and collision avoidance systems; and

     o consumer products applications including the measurement of weight, distance, and movement, digitizing information for white boards and laptops, and vibration and humidity sensors for major appliances.

     In recent years, advances in microprocessor technology have fueled the demand for sensors. As microprocessors become more powerful, yet smaller and less expensive, they are incorporated in a greater number of products and applications. The growth of sensors parallels the growth in microprocessors, which require sensors to deliver critical information. A number of factors affecting the growth in the sensor market include:

     o a strong increase in customer demand for low-cost, highly accurate measurement solutions;

     o    a   proliferation    of   silicon    micromachining    technology   in
          micro-electromechanical   systems   (MEMS)   devices   as  a  low-cost
          alternative to traditional technologies;

     o merger and acquisition activity among manufacturers and an increase in single source, high volume purchase orders relating to customer preference for one-stop shopping;

     o    manufacturers'   increased  use  of  modern  technology  to  customize
          products with various features to meet customer demands; and

     o investment in research and development spending in order to introduce new products and expand applications for existing products.

     TECHNOLOGY


     In the rapidly evolving markets for sensors and sensor-based consumer products, there is an increasing demand for technologies such as:

     Piezoresistive Technology. Piezoresistive materials, most often silicon, respond to changes in applied mechanical variables such as stress, strain, or pressure by changing electrical conductivity. Changes in electrical conductivity can be readily detected in circuits by changes in current with a constant applied voltage, or conversely by changes in voltage with a constant supplied current. Piezoresistive technology is widely used for the measurement of pressure and acceleration, and its use in these applications is expanding significantly.

     Application Specific Integrated Circuits (ASICs). These circuits convert analog electrical signals into digital signals for measurement, computation, or transmission. Application specific integrated circuits are well suited for use in consumer products because they can be designed to operate from a relatively small power source and are inexpensive.

     Micro-Electromechanical Systems (MEMS). Micro-electromechanical systems and related silicon micromachining technology are used to manufacture components for physical measurement and control. Silicon micromachining is an ideal technology to use in the construction of miniature systems involving electronic, sensing, and mechanical components because it is inexpensive and has excellent physical properties. Micro-electromechanical systems have several advantages over their conventionally manufactured counterparts. For example, by leveraging existing silicon manufacturing technology, micro-electromechanical systems allow for the cost-effective manufacture of small devices with high reliability and superior performance.

     Piezopolymer Technology. Piezoelectric materials convert mechanical stress or strain into proportionate electrical energy, and conversely, these materials mechanically expand or contract when voltages of opposite polarities are applied. Piezoelectric polymer films are also pyroelectric, converting heat into electrical charge. Piezoelectric polymer films offer unique sensor design and performance because they are flexible, inert, and relatively inexpensive. This technology is ideal for applications where the use of rigid sensors would not be possible or cost-effective.

     Strain  Gage  Technology.  A  strain gage consists of metallic foil that is impregnated into an insulating material and bonded to a sensing element. The foil is etched to produce a grid pattern that is sensitive to changes in geometry, usually length, along the sensitive axis producing a change in resistance. The gage operates through a direct conversion of strain to a change in gage resistance. This technology is useful for the construction of inexpensive, reliable pressure sensors.

     Force Balance Technology. A force balanced accelerator is a gravity referenced device that under the application of tilt or linear acceleration, detects the resulting change in position of the internal mass by a position sensor and an error signal produced. This error signal is passed to the servo amplifier and a current developed that is fed back into the moving coil. This current is proportional to the applied tilt angle or applied linear acceleration and will balance the mass back to its original position. The current is proportional to the accelleration or tilt. These devices are used in military and industrial applications where high accuracy is required.

     Fluid Capacitive Technology. This technology is also referred to as fluid filed, variable capacitance. The output from the sensing element is two variable capacitance signals per axis. Rotation of the sensor about its sensitive axis produces a linear change in capacitance. This change in capacitance is electronically converted into angular data, and provides the user with a choice of ratiometric, analog, digital, or serial output signals. These signals can be easily interfaced to a number of readout and/or data collection systems.

     Linear Variable Differential Transformers. A linear variable differential transformer is an electromechanical sensor that produces an electrical signal proportional to the displacement of a separate movable core. Linear variable differential transformers are widely used as measurement and control sensors wherever displacements of a few microinches to several feet can be measured directly, or where mechanical input, such as force or pressure, can be converted into linear displacement. Linear variable differential transformer sensors are capable of extremely accurate and repeatable measurements in severe environments.

     Ultrasonic Technology. Ultrasonic sensors measure distance by calculating the time it takes to send and receive an acoustic signal that is inaudible to the human ear. This technology allows for the quick, easy, and accurate measurement of distances between two points without physical contact.

     The following table presents a summary of the commercial applications of sensor technologies outlined above:

            TECHNOLOGY                           PRODUCT TYPES                             MARKET
 Piezoresistive Technology           Pressure Sensors and                    Automotive, Consumer,
                                     Accelerometers                          Industrial, Instrumentation,
                                                                             Medical, and Military
 Application Specific Integrated     Electronic Sensors and Distance         Consumer, Industrial, and
 Circuits                            Estimators                              Medical
 Micro-Electromechanical             Pressure Sensors, Accelerometers,       Aerospace, Automotive, Medical,
 Systems (MEMS)                      Custom Microstructures, Micro-          and Telecommunications
                                     Mirrors, and Optical Components
 Piezopolymer Technology             Vibration Sensors, Traffic Sensors,     Appliance, Computer, Consumer,
                                     Sonar Hydrophones, Solid State          Industrial, and Medical
                                     Switches, Motion Sensors, and
                                     Ultrasound Transducers
 Strain Gage Technology              Pressure Sensors                        Industrial, Medical, and Military
 Force Balance Technology            Accelerometers and Inclinometers        Aerospace, Industrial,
                                                                             and Military
 Fluid Capacitive Technology         Tilt/Angle Sensors                      Aerospace, Automotive,
                                                                             Industrial, and Military
 Linear Variable Differential        Linear and Rotary Displacement          Aerospace, Industrial, and
 Transformers                        Sensors                                 Instrumentation
 Ultrasonic Technology               Distance Estimating and Parking         Computer, Consumer, Medical,
                                     Control Products                        and Military

OUR COMPETITIVE ADVANTAGES

     We believe that we are poised for continued growth in both the markets for sensors and sensor-based consumer products because:

     WE ARE A LEADER IN THE DEVELOPMENT AND COMMERCIALIZATION OF ADVANCED SENSOR TECHNOLOGY. Members of our executive and technical staff have extensive experience in the development, application, and commercialization of advanced sensor technology. Because of the breadth of our industry experience, we can adapt and develop products to address the needs of our customers in rapidly evolving markets. For example, our innovative sensor technology led to our selection for a joint development project with Texas Instruments for a new automotive application.

     WE DEVELOP AND PRODUCE A BROAD RANGE OF SENSORS AND SENSOR-BASED CONSUMER PRODUCTS. We apply our core technologies to develop and produce a broad range of sensors and sensor-based consumer products. We can rapidly introduce and expand our product offerings because of our ability to leverage our core technologies across both our Sensor and Consumer Products businesses. By offering a broad range of products, we can service customers within a variety of markets. We adapted military and aerospace derived microfused technology for use in electronic scales, and have subsequently used this technology to produce pressure sensors for use in a broad range of medical, industrial, and consumer applications.

     WE PRODUCE HIGH QUALITY, RELIABLE PRODUCTS. We maintain quality control programs in all of our manufacturing facilities. We design these programs so that our products meet or exceed our stringent quality control measures, ensuring that our customers receive reliable, high quality products. Our production facilities in China, the United Kingdom, and Virginia are ISO 9001 certified.

     WE HAVE ESTABLISHED CHANNELS OF DISTRIBUTION THAT ALLOW US TO EFFICIENTLY INTRODUCE NEW PRODUCTS INTO THE GLOBAL MARKETPLACE. We are geographically positioned to manufacture and distribute our products worldwide. We sell our products through a combination of an experienced in-house technical sales force of over 40 employees and generally exclusive sales relationships with outside sales representatives throughout the world. We have the flexibility of selling our products both directly to retailers and to original equipment manufacturers. We use our established, flexible channels of distribution to quickly and efficiently introduce new products into the global market.

     WE SPECIALIZE IN HIGH VOLUME, LOW COST MANUFACTURING. Our high quality design teams in the United States and United Kingdom support our low cost, high volume production facility in China, which has allowed us to increase gross profit margins. By combining our low cost manufacturing expertise with our core technology, we are able to provide our global customer base with an advantageous price-value relationship.

     WE WORK DIRECTLY WITH CUSTOMERS TO DEVELOP SENSORS FOR CUSTOMIZED APPLICATIONS. Many of our customers require customized sensor solutions, which are developed with us on a long-term collaborative basis. All of our facilities possess the design and engineering expertise and technical sales force to accommodate the unique sensor designs necessary to meet the specific performance and budget requirements of our customers. Often these customers provide product development funding for their customized solutions. We believe that our customer commitments to fund our product development and our collaborative efforts to develop customized products evidence their support for our products and capabilities, and reduce the likelihood that they would divert business to competitors due to the high switching costs.

OUR STRATEGY

     Our objective is to build on our core sensor technologies to enhance our position as a leader in the development, manufacture, and sale of sensors and sensor-based consumer products. To achieve our objective, we are pursuing the following strategies:

     UTILIZE OUR EXPERTISE IN SENSOR TECHNOLOGIES TO DEVELOP NEW PRODUCTS AND APPLICATIONS. We continue to make significant investments in research and development in order to meet the changing needs of our customers and expand the number of products that we can sell into our distribution system. We intend to rely on this continued research and development to increase sales by improving our existing products and developing innovative new products and technologies. Some of the applications we are developing are for the automotive, medical, and telecommunication industries and for other sensor-based consumer products. Due in part to acquisitions, our customer funded research and development to support new product development has grown significantly over the last three years.

     LEVERAGE OUR EXISTING ORIGINAL EQUIPMENT MANUFACTURER RELATIONSHIPS. We have numerous opportunities to design and develop products for our customers on a collaborative basis because of our status as a supplier to original equipment manufacturers. We intend to leverage these relationships to expand our business by providing value added products to our customers.

     CONTINUE AGGRESSIVELY PURSUING INTERNATIONAL GROWTH OPPORTUNITIES. We sell our products primarily in North America and Western Europe. Growth opportunities exist in other parts of the world including Asia, the Pacific Rim, and South America. We intend to continue expanding our global customer base by using our established distribution networks to service customers in these markets. Following the completion of our acquisition of Terraillon, we expect to further enhance our European distribution.

     LEVERAGE OUR LOW COST PRODUCTION TECHNIQUES AND ENGINEERING RESOURCES. We reduced our total manufacturing costs by locating our principal manufacturing facility in Asia to take advantage of lower direct costs and higher volume production capacity. In addition, we supplement our United States and European engineering capabilities with lower cost engineering resources in Asia. We intend to continue to leverage these low cost production techniques and engineering resources in order to expand our customer base.

     PURSUE STRATEGIC ACQUISITIONS. We completed three major acquisitions over the past three years. These acquisitions enable us to offer new products and technologies to our customers. We plan to continue to pursue strategic acquisitions in both the sensor and sensor-based consumer products markets in order to extend our geographic reach, expand our customer base, acquire new products and technologies, and increase our base of talented employees. We expect to complete the acquisition of Terraillon on or shortly after the completion of this offering. We integrate our acquisitions by leveraging our low cost structure to increase the profitability of acquired companies.

OUR RECENTLY COMPLETED ACQUISITIONS

     We   expanded   our   distribution  network,  increased  our  manufacturing
capabilities, introduced new product lines, added to our core technologies, and extended our global presence by completing a series of major acquisitions.

     In August 2000, we acquired the Schaevitz Sensors business from TRW for approximately $17.9 million, including closing and restructuring costs of $1.1 million. The Schaevitz Sensors business consists of a division in the United States and an operating company in the United Kingdom. This business designs and manufactures sensors in the United States and Europe, and sells a variety of tilt, displacement, and pressure sensors. The acquisition increased our base of core technologies and expanded our production and distribution capabilities in the United States and the United Kingdom.

     In February 2000, we acquired IC Sensors from PerkinElmer for approximately $12.4 million, including closing and restructuring costs of $0.4 million. IC Sensors designs, manufactures, and markets micro-electromechanical systems based silicon pressure sensors, accelerometers, and custom microstructures. This acquisition expanded our micro-electromechanical systems
(MEMS) capabilities and increased our manufacturing capacity and design expertise in the United States.

     In August 1998, we acquired PiezoSensors, formerly the Sensors Division of AMP, for approximately $5.7 million, including closing and restructuring costs of $1.7 million. PiezoSensors designs, manufactures, and markets piezoelectric polymer sensors for industrial, consumer, and medical applications. This acquisition expanded our product line to include piezopolymer sensors and increased our production capabilities in the United States.

PRODUCTS

     Sensors. We produce a wide variety of sensors that use advanced technologies to measure precise ranges of physical characteristics, including pressure, motion, force, displacement, angle, flow, and distance. Our sensors are sold for original equipment manufacturer applications. A summary of our Sensor business product offerings is provided in the following table:

                                             BRAND
      PRODUCT            TECHNOLOGY          NAME
 PRESSURE SENSORS   Micro-              IC Sensors
                    Electromechanical
                    Systems (MEMS)
                    Piezoresistive      Microfused
                    Strain Gage         Schaevitz
 ACCELEROMETERS     Piezopolymer        PiezoSensors
                    Micro-              IC Sensors
                    Electromechanical
                    Systems (MEMS)
                    Force Balance       Schaevitz
 ROTARY             Linear Variable     Schaevitz
 DISPLACEMENT       Differential
 SENSORS            Transformer
 TILT/ANGLE         Fluid Capacitive    Schaevitz
 SENSORS
 TRAFFIC SENSORS    Piezopolymer        PiezoSensors
 CUSTOM PIEZOFILM   Piezopolymer        PiezoSensors
 SENSORS
 CUSTOM             Micro-              IC Sensors
 MICROSTRUCTURES    Electromechanical
                    Systems (MEMS)

                                                                                                  PRICE
      PRODUCT                    ATTRIBUTES                          APPLICATION                  RANGE
 PRESSURE SENSORS   Low cost, miniaturized, adapts to    Disposable catheter blood          $     1-18
                    automated electronic assembly,       pressure, altimeter, dive tank
                    and integrates with                  pressure, process
                    microprocessor based systems         instrumentation,and intravenous
                                                         drug administration monitoring
                    Rugged, compatible with difficult    Fertilizer and paint spraying,     $    15-50
                    media, and customized packaging      diesel engine control,
                                                         hydraulics, and automotive
                                                         powertrain
                    High performance, customizable,      Instrumentation grade aerospace    $250-3,500
                    high over pressure capability, and   and weapon control systems,
                    military grade qualification         deep sea well-head pressure,
                                                         ship cargo level, and steel mills
 ACCELEROMETERS     Low cost, small size, self           Transportation, shipment           $     5-20
                    generating output, unique small      monitoring, audio speaker
                    3-axis acceleration measurement,     feedback, and consumer
                    and adapts to high volume            exercise monitoring
                    Small size, low cost, accurate,      Traffic alert and collision        $   10-200
                    and performs at low acceleration     avoidance system, railroad, tilt,
                    forces                               and instrumentation
                    Very high accuracy, sensitive at     Aerospace, weapon fire control,    $700-3,000
                    low acceleration forces, and         inertial navigation, and angle
                    rugged                               and tilt
 ROTARY             Provides precise measurement         Broad range, knitting machines,    $   50-300
 DISPLACEMENT       from microinches to several feet     aerospace, machine control
 SENSORS            and customizable                     systems, industrial process
                                                         control, and hydraulic actuators
 TILT/ANGLE         Low cost, medium to high             Tire balancing, heavy equipment    $   30-200
 SENSORS            accuracy, and reliable               level measurement, and
                                                         consumer electronic level
                                                         measurement
 TRAFFIC SENSORS    Rugged, easy installation, and       Traffic survey, speed and red      $  250-500
                    accurate                             light enforcement, toll, and in-
                                                         motion vehicle weight
                                                         measurement
 CUSTOM PIEZOFILM   Readily customized, low cost,        Medical imaging, ultrasound,       $  0.50-50
 SENSORS            and operates without power           consumer electronic, electronic
                    source                               stethoscope, and sonar
 CUSTOM             Small size, precision dimensions,    Atomic force microscopes, flow     $     1-20
 MICROSTRUCTURES    and integrates mechanical and        measurement, optical switching,
                    electronic systems                   and inertial navigation

     Consumer Products. We design, manufacture, and market sensor-based consumer products such as bathroom and kitchen scales, tire pressure gauges, and distance estimators. Our consumer products feature sleek, contemporary designs, high-contrast liquid crystal displays, and factory-installed lithium batteries that last for the life of the product. We sell to both retailers and manufacturers of consumer products. A summary of our sensor-based consumer products is presented in the following table:

                                                 BRAND                                          PRICE
     PRODUCT           TECHNOLOGY                NAMES*              TYPES OF PRODUCTS          RANGE
 SCALES          Piezoresistive,       Thinner, Health-o-        Bathroom Scales          $  5.00-45.00
                 Application           meter, Laica, Salter,
                 Specific Integrated   and Korona
                 Circuits              Thinner, Laica, Salter,   Kitchen Scales           $  3.00-25.00
                                       and Korona
                                       Royal                     Postal Scales            $  8.00-11.00
 TIRE PRESSURE   Piezoresistive        Accutire                  Digital and Mechanical   $  0.50-15.00
 GAUGES                                                          Tire Pressure Gauges
 DISTANCE        Ultrasonic            Accutape                  Interior Distance        $ 13.00-22.00
 MEASUREMENT                                                     Estimator
 PRODUCTS                              Park-Zone                 Distance Estimator       $ 10.00-25.00
                                                                 for Parking

* Health-o-meter, Laica, Salter, Korona, and Royal are trademarks, trade names, or service marks of our customers and are not owned by us.

CUSTOMERS

     We sell our sensor products throughout the world. Our Sensor business designs, manufactures, and markets sensors for original equipment manufacturer applications. Our extensive customer base consists of the manufacturers of electronic, automotive, military, and industrial products. None of our Sensor business customers accounted for more than 10% of our total net sales. Our key Sensor customers include:

     o Alaris Medical      o Allison Transmission     o Badger Meter

     o Graco               o Honeywell                o Hunter Engineering

     o Lockheed Martin     o Pacesetter               o Texas Instruments

     Our Consumer Products business customers are primarily retailers, resellers, or manufacturers of consumer products in the United States and Europe. We have two Consumer Products customers who account for more than 10% of net sales. Korona, a German reseller of diversified housewares, accounted for 13.9%, 19.7%, and 31.0% of our total net sales in the years ended March 31, 2000, 1999 and 1998. Sunbeam, a United States manufacturer of consumer products, accounted for 19.9%, 16.6%, and 18.3% of our total net sales in the years ended March 31, 2000, 1999, and 1998. Other key Consumer Products customers include:

     o Bed Bath & Beyond   o BJ's Wholesale Club      o Brookstone

     o Costco              o Laica                    o Linens 'n Things

     o Sam's Club          o Sears                    o Target

SALES AND DISTRIBUTION

     We sell our products through a combination of an experienced in-house technical sales force of over 40 employees and generally exclusive sales relationships with outside sales representatives throughout the world. Our experienced engineering teams work directly with our global customers to tailor our sensors to meet the specific application requirements of our customers.

     Our sensor-based consumer products are sold and marketed under our own brand names as well as private labels. We have the flexibility of selling our sensor-based consumer products directly to retailers, to resellers, and to manufacturers of consumer products.

     We sell our products primarily in North America and Western Europe. International sales accounted for 32.0% of net sales for the nine months ended
December 31, 2000, and 28.4% of our net sales for the fiscal year ended March 31, 2000.

SUPPLIERS

     We rely on contract manufacturers for a significant portion of our consumer finished products. The majority of our sensor-based consumer products are assembled by a contract manufacturer located in China. We utilize alternative assemblers located in China to assemble the majority of our other sensor-based consumer products. We procure components and finished products as needed, through purchase orders, and do not have long-term contracts with any of our suppliers. We believe that the components we utilize could be obtained from alternative sources, or that our products could be redesigned to use alternative suppliers' components, if necessary.

RESEARCH AND DEVELOPMENT

     Our position as a leading designer, developer, and manufacturer of sensors and sensor-based consumer products is largely the result of our history of technological innovation. Our research and development efforts are focused on expanding our core technologies, improving our existing products, developing new products, and designing custom sensors for specific client applications. Our gross research and development expenses, including customer funded projects, were $3.5 million, or 4.4% of net sales for the nine months ended December 31, 2000, $3.3 million, or 5.5% of net sales, for the fiscal year ended March 31, 2000, $2.9 million, or 7.7% of net sales, for the fiscal year ended March 31, 1999, and $2.0 million, or 6.8% of net sales, for the fiscal year ended March 31, 1998. This decrease in research and development expenses as a percentage of net sales is attributable to the growth of our Consumer Products business, which requires lower research and development expenses, and our acquisitions, which have historically had lower research and development expenses than our core businesses. Our strategy is to increase new product development over time for those new acquisitions.

     To maintain and improve our competitive position, our research, design, and engineering teams work directly with customers to design custom sensors for specific applications. We receive substantial funding from customers for new product development including $2.4 million for the nine months ended December 31, 2000, $1.6 million for the fiscal year ended March 31, 2000, and $1.1 million for the fiscal year ended March 31, 1999. Customer funded research and development was not material in the fiscal year ended March 31, 1998. We believe this funding reflects customer confidence in our ability to convert our core technologies into innovative new products.

COMPETITION

     The market for sensors includes many diverse products and technologies and is highly fragmented and increasingly subject to pricing pressures. Most of our competitors are small companies or divisions of large corporations such as Emerson, Motorola, Siemens, and Honeywell. The principal elements of competition in the sensor market are production capabilities, price, quality, and the ability to design unique applications to meet specific customer needs.

     The market for sensor-based consumer products is characterized by frequent introductions of competitive products and pricing pressures. Some of our largest Consumer Products customers are also our competitors, such as Sunbeam. The principal elements of competition in the sensor-based consumer products market are price, quality, and the ability to introduce new and innovative products.

     Although we believe that we compete favorably in our Sensor and Consumer Products businesses, new product introductions by our competitors could cause a decline in sales or loss of market acceptance for our existing products. If competitors introduce more technologically advanced products, the demand for our products would likely be reduced.

INTELLECTUAL PROPERTY

     We rely in part on patents to protect our intellectual property. We own 78 United States utility patents, 10 United States design patents, and numerous foreign patents to protect our rights in certain applications of our core technology. We have 51 United States patent applications pending. These patent applications may never result in issued patents. Even if these applications issue as patents, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove unenforceable. We have not, however, obtained patents for all of our innovations, nor do we plan to do so.

     We also rely on a combination of copyrights, trademarks, service marks, trade secret laws, confidentiality procedures, and licensing arrangements to establish and protect our proprietary rights. In addition, we seek to protect our proprietary information by using confidentiality agreements with certain employees, consultants, advisors, and others. We cannot be certain that these agreements will adequately protect our proprietary rights in the event of any unauthorized use or disclosure, that our employees, consultants, advisors, or others will maintain the confidentiality of such proprietary information, or that our competitors will not otherwise learn about or independently develop such proprietary information.

     Despite our efforts to protect our intellectual property, unauthorized third parties may copy aspects of our products, violate our patents, or use our proprietary information. In addition, the laws of some foreign countries do not protect our intellectual property to the same extent as the laws of the United
States. The loss of any material trademark, trade name, trade secret, patent right, or copyright could hurt our business, results of operations, and financial condition.

     We believe that our products do not infringe on the rights of third parties. However, we cannot be certain that third parties will not assert infringement claims against us in the future or that any such assertion will not result in costly litigation or require us to obtain a license to third party intellectual property. In addition, we cannot be certain that such licenses will be available on reasonable terms or at all, which could hurt our business, results of operations, and financial condition.

MANUFACTURING AND FACILITIES

     We have manufacturing facilities located in Milpitas, California; Hampton, Virginia; Valley Forge, Pennsylvania; and Slough, United Kingdom. We manufacture a majority of our sensors and sensor-based consumer products in our Shenzhen, China facility. In addition, our facilities located in China, the United Kingdom, and Virginia are ISO 9001 certified.

     The table below lists our corporate offices, manufacturing plants and other facilities:

                                                                              APPROXIMATE
               LOCATION                             ACTIVITIES                SQUARE FEET     LEASE EXPIRATION
-------------------------------------   ----------------------------------   -------------   -----------------
 Fairfield, New Jersey ..............   Corporate Headquarters                   19,000      June, 2003
 Shenzhen, China ....................   Principal Manufacturing Facility        131,000      February, 2002
                                        Research and Development
                                        Warehousing and Distribution
 Hampton, Virginia ..................   Manufacturing                           120,000      July, 2011
                                        Research and Development
 Valley Forge, Pennsylvania .........   Manufacturing                            63,000      January, 2003
                                        Research and Development
 Slough, United Kingdom .............   Manufacturing                            35,000      June, 2002
                                        Research and Development
 Milpitas, California ...............   Manufacturing                            34,000      December, 2005
                                        Research and Development
 Hong Kong, China ...................   Manufacturing Support                     2,000      February, 2002

EMPLOYEES

     As of March 1, 2001, we employed 1,526 persons, including 296 employees in the United States, 131 employees in the United Kingdom, 1,088 employees in Shenzhen, China, and 11 employees in Hong Kong, China.

     As of March 1, 2001, 1,065 employees were engaged in manufacturing, 221 were engaged in administration, 70 were engaged in sales and marketing and 170 were engaged in research and development.

     Our employees are not covered by collective bargaining agreements. We consider our global labor practices and employee relations to be good.

ENVIRONMENTAL MATTERS

     We are subject to comprehensive and changing foreign, federal, state, and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes, and the remediation of contamination associated with releases of hazardous substances. We believe that we are in compliance with current environmental requirements. Nevertheless, we use hazardous substances in our operations and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties we may be held liable and may be required to pay the cost of remedying the condition. The amount of any resulting liability could be material.

BACKLOG

     At  December  31,  2000,  our  backlog of unfilled orders was approximately
$29.2 million. At December 31, 1999, our backlog of unfilled orders was approximately $15.7 million. We include in backlog orders that have been accepted from customers that have not been filled or shipped. All orders are subject to modification or cancellation by the customer with limited charges. We believe that backlog may not be indicative of actual sales for the current fiscal year or any succeeding period.

LEGAL PROCEEDINGS

     On March 10, 2000, we brought suit in the United States District Court for the Northern District of Illinois against Taylor Precision Products, L.P., Kohl's Corporation, and Kohl's Department Stores, Inc. alleging, among other things, patent infringement related to two of our electronic scales. On May 8, 2000, we voluntarily dismissed the complaint against Kohl's Corporation and Kohl's Department Stores. We are seeking compensatory damages and injunctive relief from Taylor Precision Products, L.P. On February 2, 2001, the court denied their motion for summary judgment. The litigation is ongoing, and the eventual outcome is uncertain.

     From time to time, we are a party to other legal proceedings. We are not currently involved in any proceeding the resolution of which could have a material adverse effect on our financial conditions or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of March 15, 2001 are as follows:

NAME                                AGE                            POSITION
---------------------------------- ----- ------------------------------------------------------------
Joseph R. Mallon, Jr. (1) ........  55   Chairman of the Board and Chief Executive Officer
Damon Germanton (1) ..............  58   President, Chief Operating Officer, Secretary, and Director
Mark W. Cappiello ................  47   Vice President of Sales and Marketing
Kirk J. Dischino .................  42   Chief Financial Officer, Treasurer, and Assistant Secretary
Steven P. Petrucelli (1)(2) ......  48   Chief Technical Officer and Director
John D. Arnold (2)(3)(4) .........  46   Director
Theodore J. Coburn (2)(3)(4) .....  47   Director
Dan J. Samuel (2)(3)(4) ..........  76   Director

----------
(1) Member of our Operations Committee
(2) Member of our Audit Committee
(3) Member of our Compensation Committee
(4) Member of our Governance Committee

     Joseph R. Mallon, Jr. has been our Chairman of the Board and Chief Executive Officer since April 1995. From April 1, 1985 to February 1998, Mr. Mallon also served as President. Mr. Mallon has thirty-five years experience in electronic sensor and micro-electromechanical systems (MEMS) technology and is a named inventor in 41 United States patents. From January 1990 to January
1993, Mr. Mallon was a Director and Executive Vice President of Lucas NovaSensor. In October 1985, Mr. Mallon co-founded NovaSensor, where he served as a Director and Co-President until its acquisition by Lucas Industries. Mr. Mallon serves as a Director of Sepragen Corporation and Sensant Corporation. Mr. Mallon received a B.S. in science from Fairleigh Dickinson University and an M.B.A. from California State-Hayward.

     Damon Germanton has been our President since February 1998 and served as our Chief Operating Officer and Director since 1981. In addition to serving as our President and Chief Operating Officer, Mr. Germanton is Managing Director of our Asian operations. Beginning in 1965, Mr. Germanton worked for sixteen years for Kulite Semiconductor as an engineer and operations manager developing military and aerospace applications of micromachined sensor technology. Mr. Germanton is a named inventor in twelve United States patents and received a B.S. in engineering from Fairleigh Dickinson University.

     Mark W. Cappiello has been our Vice President of Sales and Marketing since January 1988. Mr. Cappiello has over twenty-five years of experience in international consumer products marketing, over twenty of which have been in the scale industry. From January 1985 to October 1987, Mr. Cappiello was employed by Terraillon S.A., a French manufacturer and distributor of scales and balance products. Mr. Cappiello received a B.A. in business from the University of Connecticut.

     Kirk J. Dischino has been our Chief Financial Officer since February 1998. From July 1984 to January 1998, Mr. Dischino was employed by Materials Research Corporation, an international manufacturer of high technology semiconductor process equipment. Mr. Dischino held various positions at Materials Research Corporation including Vice-President and Controller. From July 1980 to June 1984, Mr. Dischino was a Senior Auditor with Arthur Andersen & Co. Mr. Dischino received a B.S. in accounting and finance from Lehigh University and is a certified public accountant in Pennsylvania.

     Steven P. Petrucelli, Ph.D., has been a Director since June 1992 and our Chief Technical Officer since September 2000. Dr. Petrucelli is a consultant in electronic and medical technology and has been an Assistant Professor at Rutgers University in the Biomedical and Electrical Engineering Departments since 1980. Dr. Petrucelli received a B.S. in electrical engineering from Lehigh University and an M.S. and Ph.D. in engineering from Rutgers University.

     John D. Arnold has been a Director since June 1995. Mr. Arnold has been in private law practice since 1988, primarily representing technology companies with relationships with Asian investors and/or manufacturers. Prior to 1988, Mr. Arnold was employed with the law firms of Wilson, Sonsini, Goodrich & Rosati in Palo Alto, California and Foley & Lardner in Milwaukee, Wisconsin. Mr. Arnold received a B.A. in business administration from the University of Wisconsin and a J.D. from Stanford Law School.

     Theodore J. Coburn has been a Director since October 1995. Previously, Mr. Coburn was a partner of Brown, Coburn & Co., an investment banking firm and an Education Associate at Harvard University Graduate School of Education. Mr. Coburn currently serves as a Director of the Nicholas-Applegate Fund, Emerging Germany Fund, and Video Update. Prior to 1991, Mr. Coburn was a Director and the Managing Director of the Global Equity Transactions Group of Prudential Securities. Mr. Coburn was a Managing Director of Merrill Lynch Capital Markets from 1983 to 1986. Mr. Coburn received a B.S. in finance from the University of Virginia; an M.B.A. from Columbia University; a Master of Education from
Harvard University; a Master of Divinity from Harvard University; and Certificate of Advanced Studies from Harvard University.

     The Honorable Dan J. Samuel has been a Director since October 1994. Mr. Samuel has been a business consultant since January 1995. Previously, Mr. Samuel served as President and Chief Executive Officer of Scallop Corporation, the New York subsidiary of the Royal Dutch/Shell Group of Companies. In addition, Mr. Samuel serves as a Director of Canadian Overseas Packaging
Industries. Mr. Samuel received a B.A. and M.A. in engineering from Oxford University.

BOARD COMPOSITION

     Our Board currently consists of six directors. Our certificate of incorporation provides that the number of directors is to be fixed by the Board, but in no event shall be less than five or more than nine directors. Our Board is divided into three groups, whose terms expire at successive annual meetings. Directors are elected for staggered three-year terms.

COMMITTEES OF OUR BOARD

     Our Board maintains (i) an Operations Committee that monitors our operations and makes recommendations to the Board when necessary; (ii) an Audit Committee that requests and receives information and reports from management, outside counsel, and our independent auditing firm in order to review our auditing, internal control, financial reporting, and compliance activities;
(iii) a Compensation Committee that establishes and executes compensation policy and programs for our executives; and (iv) a Governance Committee that is responsible for reviewing and making recommendations regarding the composition of, and procedures used by, the Board and its committees.

COMPENSATION OF DIRECTORS

     Directors who are also our employees do not receive additional compensation for serving as our directors. For the fiscal year ended March 31, 2000, non-employee directors received a $5,000 annual retainer paid in two equal semi-annual installments, $1,250 for attendance at each regularly scheduled Board meeting, and $500 for attending and $600 for chairing each committee meeting. For the fiscal year ended March 31, 2001, non-employee directors receive an annual retainer of $35,000 payable in equal quarterly installments and no separate compensation related to Board or committee meetings.

     As of the fiscal year ended March 31, 2000, each non-employee director was granted an option to purchase 10,000 shares of our common stock at market value for the first year of service and an option to purchase 5,000 shares of our common stock at market value for each succeeding year of service. Non-employee directors do not receive retirement or other fringe benefits.

     Certain non-employee directors who render consulting or other services to us receive additional compensation. Dr. Petrucelli was paid $95,000 in the fiscal year ended March 31, 2000 for his services as a consultant. Additionally, we donated $20,571 in the fiscal year ended March 31, 2000 to the gifts
and   grants  program  of  the  Biomedical  Engineering  Department  at  Rutgers
University's College of Engineering, where Dr. Petrucelli is a professor. Additional compensation paid to Mr. Arnold, who serves on the Board's
Compensation Committee, is described below under "Compensation Committee Interlocks and Insider Participation."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our Compensation Committee is an officer or employee of Measurement Specialties. None of our executive officers serves as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. The members of our Compensation Committee for the fiscal year ended March 31, 2000 were John D. Arnold, Theodore J. Coburn, and the Dan J. Samuel. Mr. Arnold provided legal services to us and received approximately $15,000 in legal fees during fiscal year 2000.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table contains summary information concerning the annual compensation for the fiscal years ended March 31, 2000, 1999, and 1998 for our Chief Executive Officer and each other executive officer whose salary and bonus exceeded $100,000 for the fiscal year ended March 31, 2000:

                                        ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                 ----------------------------------   --------------------------------------
                                                                       NUMBER OF SHARES
                                                                          UNDERLYING           ALL OTHER
NAME & PRINCIPAL POSITION         YEAR       SALARY        BONUS        OPTION AWARDS        COMPENSATION
------------------------------   ------   -----------   -----------   -----------------   ------------------
Joseph R. Mallon, Jr.            2000     $225,000      $125,000             --          $ 16,343 (1)
 Chief Executive Officer and     1999      200,000        72,000             --            16,673
 Chairman of the Board           1998      190,000        38,000             --            16,673

Damon Germanton                  2000      225,000      $125,000             --            16,343 (2)
 President, Chief Operating      1999      200,000        72,000             --            16,673
 Officer and Secretary           1998      190,000        38,000             --            16,673

Mark W. Cappiello                2000      171,500        67,481             --            13,000 (3)
 Vice President of Sales and     1999      152,500        41,175             --            13,000
 Marketing                       1998      145,000        22,000             --            13,000

Kirk J. Dischino
 Chief Financial Officer,        2000      161,500        60,291             --            13,000 (4)
 Treasurer, and Assistant        1999      135,000        36,450             --            12,350
 Secretary (5)                   1998       16,900         5,000           100,000          1,375

----------
(1) For the fiscal year ended March 31, 2000, includes automobile allowance of $11,000, payment of $3,343 in lieu of long-term disability income insurance, and $2,000 in matching contributions by us pursuant to our 401(k) plan.

(2) For the fiscal year ended March 31, 2000, includes automobile allowance of $11,000, $3,343 in long-term disability income insurance premiums paid by us for Mr. Germanton's benefit, and $2,000 in matching contributions by us pursuant to our 401(k) plan.

(3) For the fiscal year ended March 31, 2000, includes automobile allowance of $11,000 and $2,000 in matching contributions by us pursuant to our 401(k) plan.

(4) For the fiscal year ended March 31, 2000, includes automobile allowance of $11,000 and $2,000 in matching contributions by us pursuant to our 401(k) plan.

(5) Mr. Dischino joined Measurement Specialties in February 1998.

     Option Grants in Last Fiscal Year. We did not grant stock options (or other long-term compensation) to the executive officers named in the summary compensation table during the fiscal year ended March 31, 2000.

     Aggregated Option Exercises and Fiscal Year-End Option Values. The following table contains information concerning the aggregated option exercises during the fiscal year ended March 31, 2000 and the value of unexercised options held as of March 31, 2000 by the executive officers named in the summary compensation table:

                                       NUMBER OF SHARES UNDERLYING                   VALUE OF IN-THE-MONEY
                                         UNEXERCISED OPTIONS AT                      UNEXERCISED OPTIONS AT
                                             MARCH 31, 2000                            MARCH 31, 2000 (1)
                        --------------------------------------------------------- ----------------------------
                            SHARES
                         ACQUIRED ON      VALUE
                           EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                        ------------- ------------- ------------- --------------- ------------- --------------
Joseph R. Mallon, Jr.           --             --      260,000         48,000      $2,667,800      $490,440
Damon Germanton                 --             --       50,000             --         515,188            --
Mark W. Cappiello          300,000     $2,536,000           --             --              --            --
Kirk J. Dischino                --             --       40,000         60,000         436,200       654,300

----------
(1) Value of in-the-money options is based on the excess of the closing price of our common stock on March 31, 2000 ($25.31) over the exercise price of the options, multiplied by the number shares underlying the options.

1995 STOCK OPTION PLAN

     We adopted the Measurement Specialties, Inc. 1995 Stock Option Plan, which allows us to issue stock options to our employees, directors, and consultants. We reserved 1,828,200 shares of common stock for issuance under this plan. The exercise price of options under this plan is determined by our Board of Directors, but may not be less than the fair market value of our common stock on date of grant. Payment of the exercise price may consist of cash, check, the delivery of shares of our common stock held for a minimum of six months and having a fair market equal to the exercise price, or any combination of such methods or other methods as is determined by the Board in accordance with the New Jersey Business Corporation Act. Our Board of Directors has delegated authority to its Compensation Committee to take all actions and make all determinations necessary or appropriate under the plan, including the grant of options consistent with the terms of this plan.

1998 STOCK OPTION PLAN

     We adopted the Measurement Specialties, Inc. 1998 Stock Option Plan, which allows us to issue stock options and stock appreciation rights to our key employees, consultants, professionals, and non-employee directors. We reserved 1,500,000 million shares of common stock for issuance under this plan. The exercise price of options under this plan is determined by our Board of Directors, but may not be less than the fair market value of our common stock on date of grant in the case of incentive stock options and 85% of the fair market value of our common stock on the date of grant in the case of non-qualified options. In the discretion of the Board of Directors, payment of the exercise price may consist of cash, check, notes, delivery of shares of our common stock having a fair market value equal to the exercise price, or any combination of such methods, or other means of payment permitted under the New Jersey Business Corporation Act. The term during which each option is exercisable is determined by the Board and may not be more than ten years from the date of grant. Our Board of Directors has delegated authority to its
Compensation Committee to take all actions and make all determinations necessary or appropriate under the plan, including the grant of options consistent with the terms of this plan.

401(K) PLAN

     All our full time employees over the age of eighteen are eligible to participate in our 401(k) Plan after three months of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 15% of their salary (including bonuses and/or commissions) per year.

We match 100% of the first 3% of employee contributions and 50% of the next 3% of employee contributions. Each participant immediately vests in his or her deferred salary contributions. Our matching contributions vest over a five-year period. We provided aggregate matching contributions approximating $164,000 for all employees in the fiscal year ended March 31, 2000. Employees may direct the investment of their contributions in several different investment funds.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     John D. Arnold, one of our directors, has provided legal services to us and received approximately $15,000 in legal fees during the fiscal year ended March 31, 2000.

     We sublet a residence used by employees in China from Damon Germanton, an officer and director, under a month-to-month arrangement. Rent expense for the fiscal year ended March 31, 2000 was approximately $6,000.

     Steven P. Petrucelli, one of our directors, was paid $95,000 during the fiscal year ended March 31, 2000 for his services as a consultant. Additionally, we donated $20,571 in the fiscal year ended March 31, 2000 to the gifts and grants program of the Biomedical Engineering Department at Rutgers University's College of Engineering, where Dr. Petrucelli is a professor.

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The following table shows information regarding the beneficial ownership of our common shares as of March 15, 2001, and as adjusted to reflect the sale of shares offered by this prospectus for:

     o each of our directors;

     o each executive officer named in the summary compensation table;

     o all directors and executive officers as a group; and

     o each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

     The percentage of beneficial ownership is based on 8,260,740 of shares of common stock outstanding as of March 15, 2001, and 10,010,740 shares of common stock outstanding after completion of this offering assuming no exercise of the underwriter's over allotment option.

                                                 BENEFICIAL OWNERSHIP             BENEFICIAL OWNERSHIP
                                                   PRIOR TO OFFERING               AFTER OFFERING (1)
                                                 ---------------------            --------------------
                                                  NUMBER OF               SHARES TO  NUMBER OF            OPTIONS EXERCISABLE
BENEFICIAL OWNER                                    SHARES    PERCENT      BE SOLD    SHARES    PERCENT     WITHIN 60 DAYS
------------------------------------------------ ----------- ---------   ---------- ---------- --------- --------------------
DIRECTORS AND EXECUTIVE OFFICERS:
 Damon Germanton ...............................    467,622      5.7%      25,000    442,622       4.4%          30,000
 Joseph R. Mallon, Jr. .........................    287,840      3.5       50,000    237,840       2.4          268,000
 Steven P. Petrucelli ..........................    137,000      1.7           --    137,000       1.4            9,000
 Mark W. Cappiello .............................    135,200      1.6       25,000    110,200       1.1               --
 Dan J. Samuel .................................     21,600        *           --     21,600         *           35,000
 John D. Arnold ................................     20,000        *           --     20,000         *           10,000
 Theodore J. Coburn ............................     17,200        *           --     17,200         *           10,000
 Kirk J. Dischino ..............................      5,000        *           --      5,000         *           60,000
 All directors and officers as a group .........  1,091,462     13.2%                991,462       9.9%         422,000

----------
* less than 1%

(1) Assumes no shares are purchased in this offering by the listed persons.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, 100,000 shares of Series A Convertible Preferred Stock, par value $5.00 per share, 100,000 shares of Series B Convertible Preferred Stock, par value $5.00 per share, 21,756 shares of Series C Convertible Preferred Stock, par value $1.75 per share and 978,244 shares of preferred stock that have not been classified. There are no shares of preferred stock issued or outstanding. Upon the closing of this offering, there will be 10,010,740 shares of common stock issued and outstanding assuming no exercise of the underwriters' over-allotment option.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. There is no cumulative voting for the election of directors. Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared by our Board of Directors from time to time out of funds legally available for that purpose and distributed pro rata in accordance with the number of shares of common stock held by each shareholder. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred shares. The holders of common stock have no preemptive or similar rights, or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

     Our  Board  of  Directors  is  authorized  to issue from time to time up to
978,244 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations, and restrictions of each series, without further vote or action by our shareholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of our company.

     In addition, our Board of Directors is authorized to issue serial preferred stock, which is described below and is subject to the specific provisions of our certificate of incorporation.

SERIES A CONVERTIBLE PREFERRED STOCK

     The holders of Series A Convertible Preferred Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of Series A Convertible Preferred Stock are entitled to convert their preferred shares into shares of common stock at a conversion rate of one share of common stock for each share of Series A Convertible Preferred Stock surrendered. This conversion rate is subject to adjustment in the event of a stock dividend, stock split, reverse stock split, or similar transaction. The holders of Series A Convertible Preferred Stock are entitled to a cumulative annual cash dividend equal to $0.675 per share payable quarterly on the first day of each calendar quarter. No dividends may be paid on common stock or any other series of preferred stock if there are any accrued dividends on Series A Convertible
Preferred Stock that have not been paid. In the event of our liquidation, dissolution, winding up, or sale of all our assets and after the payment of liabilities, each holder of Series A Convertible Preferred Stock is entitled to receive $5.00 per share, plus any accrued and unpaid cumulative dividends, before any sums are paid or assets are distributed to the holders of common stock. We have a right to redeem all, but not less than all, of the Series A Convertible Preferred Stock at a redemption price of $6.00 per share plus accrued and unpaid cumulative dividends as of the date of redemption.

SERIES B CONVERTIBLE PREFERRED STOCK

     The holders of Series B Convertible Preferred Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of Series B Convertible Preferred Stock vote as a class with respect to the election of a majority of our Board of Directors. The holders of Series B Convertible Preferred Stock are entitled to convert their preferred shares into shares of common stock at a conversion rate of one share of common stock for each share of Series B Convertible Preferred Stock surrendered. This conversion rate is subject to adjustment in the event of a stock dividend, stock split, reverse stock split, or similar transaction. The holders of Series B Convertible Preferred Stock are entitled to a cumulative annual cash dividend equal to $0.50 per share payable annually on the first day of April. No dividends may be paid on common stock or any other series of preferred stock if there are any accrued dividends on Series B Convertible Preferred Stock that have not been paid. In the event of our liquidation, dissolution, winding up, or sale of all our assets and after the payment of liabilities, each holder of Series B Convertible Preferred Stock is entitled to receive $5.00 per share, plus any accrued and unpaid cumulative dividends, before any sums are paid or assets are distributed to the holders of common stock. We have a right to redeem all, but not less than all, of the Series B Convertible Preferred Stock at a redemption price of $6.00 per share plus accrued and unpaid cumulative dividends as of the date of redemption.

SERIES C CONVERTIBLE PREFERRED STOCK

     The holders of Series C Convertible Preferred Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of Series C Convertible Preferred Stock are entitled to convert their preferred shares into shares of common stock at any time prior to the third anniversary of the date of issuance of each Series C Convertible Preferred Stock certificate. The conversion rate is equal to one share of common stock for each
1.05 shares of Series C Convertible Preferred Stock surrendered if such shares are exchanged on or before the first anniversary of the date of issuance of the Series C Convertible Preferred Stock certificate. The conversion rate is equal to one share of common stock for each 1.10 shares of Series C Convertible Preferred Stock surrendered if such shares are exchanged on or before the second anniversary of the date of issuance of the Series C Convertible Preferred Stock certificate. The conversion rate is equal to one share of common stock for each 1.15 shares of Series C Convertible Preferred Stock surrendered if such shares are exchanged on or before the third anniversary of the date of issuance of the Series C Convertible Preferred Stock certificate. The conversion rates are subject to adjustment in the event of a stock dividend, stock split, reverse stock split, or similar transaction. The holders of Series C Convertible Preferred Stock are entitled to a cumulative annual cash dividend equal to $0.14 per share payable annually on the tenth day of December. No dividends may be paid on common stock or any other series of preferred stock if there are any accrued dividends on Series C Convertible
Preferred Stock that have not been paid. In the event of our liquidation, dissolution, winding up, or sale of all our assets and after the payment of liabilities, each holder of Series C Convertible Preferred Stock is entitled to receive $1.75 per share, plus any accrued and unpaid cumulative dividends, before any sums are paid or assets are distributed to the holders of common stock. We have a right to redeem all, but not less than all, of the Series C Convertible Preferred Stock at a redemption price of $1.75 per share plus accrued and unpaid cumulative dividends as of the date of redemption. Holders of Series C Convertible Preferred Stock must give us notice of any proposed sale of their shares outlining the terms of the proposed sale. We have the right, within ten days after the notice, to purchase the shares on the same terms provided in the notice.

STATUTORY BUSINESS COMBINATION PROVISIONS

     The New Jersey Business Corporation Act provides that in determining whether a proposal or offer to acquire a corporation is in the best interest of the corporation, the Board may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates, and (c) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation. The statute further provides that if, based on these factors, the Board determines that any such offer is not in the best interest of the corporation, it may reject the offer. These provisions may make it more difficult for a shareholder to challenge, and may facilitate, the Board's rejection of an offer to acquire Measurement
Specialties.  We  are  subject  to  the  New Jersey Shareholders Protection Act, which prohibits certain New Jersey corporations from engaging in business combinations (including mergers, consolidations, significant asset dispositions, and certain stock issuances) with any interested shareholder (defined to include, among others, any person that becomes a beneficial owner of 10% or more of the affected corporation's voting power) for five years after such person becomes an interested shareholder, unless the business combination is approved by its Board prior to the date the shareholder became an interested shareholder. In addition, the New Jersey Shareholders Protection Act prohibits any business combination at any time with an interested shareholder other than a transaction that (i) is approved by the board of directors prior to the date the interested shareholder became an interested shareholder, or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, or (iii) satisfies certain "fair price" and related criteria.

STAGGERED BOARD OF DIRECTORS

     Our Board is divided into three groups, whose terms expire at successive annual meetings. An effect of this staggered Board of Directors is to make it more difficult or to discourage an attempt to obtain control of Measurement Specialties by means of a tender offer, proxy contest, merger, or otherwise, and thereby to protect the continuity of our management.

LIMITATION OF DIRECTOR LIABILITY

     Pursuant to provisions of our certificate of incorporation, to the fullest extent permitted by the New Jersey Business Corporation Act our directors will not be held personally liable to us or our shareholders for monetary damages for breach of fiduciary duty.

     In addition, our bylaws provide that our officers and directors shall be indemnified against liability to the fullest extent permitted by the New Jersey Business Corporation Act.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

NO PREEMPTIVE RIGHTS

     No holder of any class of our authorized capital stock has any preemptive right to purchase any of our securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

     Our common stock is listed on the American Stock Exchange under the symbol "MSS".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and our proposed acquisition of Terraillon, we will have shares of common stock outstanding assuming no exercise of outstanding options, including the underwriters' over-allotment
option.  Of  these  shares,  the        shares  to be sold in this offering, and
8,260,740  shares  that have been previously issued and are currently trading in the open market will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased or held by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, may generally only be sold in compliance with the limitations of Rule 144. All shares of our common stock held by our executive officers and directors, except to the extent that they are selling shareholders, are subject to 90-day lock-up agreements described below and may not be sold in the public market prior to the expiration of the lock-up agreements. Needham & Company, Inc. may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice. However, Needham & Company, Inc. has no current plans to effect such a release. Upon the expiration of the lock-up agreements, approximately additional shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

     We expect to issue additional shares in connection with the proposed acquisition of Terraillon. These shares will be restricted securities, as such term is defined in Rule 144, and may only be sold in the open market under an applicable exemption from registration.

RULE 144
     In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(1) one   percent   of   the   then  outstanding  shares  of  common  stock,  or
approximately       shares  immediately  after this offering, or (2) the average weekly trading volume in the common stock on all national securities exchanges during the four calendar weeks preceding the date on which notice of such sale is filed, provided specified requirements concerning availability of public information, manner of sale, and notice of sale have been satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding requirement, in order to sell shares of common stock which are not restricted securities.

     Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell these shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

LOCK-UP AGREEMENTS
     Our executive officers and directors have agreed that, without the prior written consent of Needham & Company, Inc., they will not, during the period ending 90 days after the date of this prospectus, directly or indirectly, sell, offer, contract, or grant any option to sell, pledge, transfer, establish an open put equivalent position, or otherwise dispose of any shares of common stock, options, or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or publicly announce their intention to do any of the foregoing.

     Shares to be issued in connection with our proposed acquisition of Terraillon may not be transferred for one year after the date of the acquisition and a portion of the shares received by certain management employees will vest in installments over an eighteen-month period after the acquisition.

STOCK OPTIONS
     As of December 31, 2000, approximately 519,924 shares of common stock were issuable pursuant to vested options under our stock option plans. Certain shares issued upon the exercise of options granted under our stock option plans will be eligible for resale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of the lock-up agreements referred to above.

                                 UNDERWRITING

     We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., Friedman, Billings, Ramsey & Co., Inc., and Janney Montgomery Scott LLC are acting as representatives of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling shareholders the number of shares opposite its name below. We are selling 1,750,000 shares and the selling shareholders are selling 100,000 shares.

                                                         NUMBER OF
UNDERWRITER                                               SHARES
------------------------------------------------------- ----------
       Needham & Company, Inc. ........................
       Friedman, Billings, Ramsey & Co., Inc. .........
       Janney Montgomery Scott LLC ....................


                                                        ---------
       Total .......................................... 1,850,000


     The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $ per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $ per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.


     We have granted an option to the underwriters to purchase up to 277,500 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

     The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                               TOTAL
                                              PER SHARE     NO EXERCISE     FULL EXERCISE
                                             -----------   -------------   --------------
Paid by Measurement Specialties ..........
Paid by the Selling Shareholders .........

     We will pay the expenses of the offering on behalf of the selling shareholders, excluding the underwriting discount and commissions. We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $ .

     The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

     We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior consent of Needham & Company, Inc. This agreement does not apply to any existing employee benefit plans. Our directors, officers, and the selling shareholders have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shared over-allotted by the underwrites is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

     Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

     These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be affected on the American Stock Exchange, or otherwise.

                                 LEGAL MATTERS

     The validity of the common stock offered with this prospectus has been passed upon for us by McCarter & English, LLP, Newark, New Jersey. Certain legal matters for the underwriters will be passed upon by Choate, Hall & Stewart, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of Measurement Specialties, Inc. and subsidiaries as of March 31, 1999 and March 31, 2000, and for each of the three years in the period ended March 31, 2000 have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Effective September 18, 2000 Grant Thornton LLP ceased serving as our accountants.

     The combined financial statements of TRW Sensors & Components as of December 31, 1999, March 31, 1999, and January 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of IC Sensors, Inc. as of December 31, 1998 and December 31, 1999 have been audited by Arthur Andersen, LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements, or other documents, the references are not necessarily complete and you should refer to the exhibits attached to, or incorporated into, the registration statement for copies of the actual contract, agreement, or other document. We also file annual, quarterly and special reports, proxy statements, and other information with the SEC.

     You can read our SEC filings, including this registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street NW, Washington, DC 20549; 7 World Trade Center, Suite 1300,
New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the American
Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange you should call 212-306-1000.

                                     INDEX

                                                                                            PAGE
                                                                                         ----------
MEASUREMENT SPECIALTIES, INC.
Report of Independent Certified Public Accountants ...................................       F-2
Financial Statements
 Consolidated Balance Sheets at March 31, 1999, March 31, 2000 and December 31,
   2000 (unaudited) ..................................................................       F-3
 Consolidated Statements of Income for each of the three years in the period ended
   March 31, 2000 and the nine-month periods ended December 31, 1999 and 2000
   (unaudited) .......................................................................       F-4
 Consolidated Statement of Shareholders Equity for each of the three years in the period ended March 31, 2000 and the nine-month period ended December 31, 2000
   (unaudited) .......................................................................       F-5
 Consolidated Statements of Cash Flows for each of the three years in the period ended
   March 31, 2000 and the nine-month periods ended December 31, 1999 and 2000
   (unaudited) .......................................................................       F-6
Notes to Consolidated Financial Statements ...........................................    F-7-F-27
Financial Statement Schedule
 II -- Valuation and Qualifying Accounts .............................................      F-28
TRW SENSORS & COMPONENTS
Report of Independent Certified Public Accountants ...................................      F-29
Financial Statements
 Combined Balance Sheets at December 31, 1999, March 31, 1999 and January 31,
   1999 ..............................................................................      F-30
 Combined Statements of Operations for the nine-month period ended December 31,
   1999, the two-month period ended March 31, 1999 and the year ended January 31,
   1999 ..............................................................................      F-31
 Combined Statement of Net Changes in Net Investment for the nine-month period ended December 31, 1999, the two-month period ended March 31, 1999 and the year
   ended January 31, 1999 ............................................................      F-32
 Combined Statements of Cash Flows for the nine-month period ended December 31,
   1999, the two-month period ended March 31, 1999 and the year ended January 31,
   1999 ..............................................................................      F-33
Notes to Consolidated Financial Statements ...........................................    F-34-F-40
IC SENSORS, INC.
Report of Independent Certified Public Accountants ...................................      F-41
Financial Statements
 Balance Sheets at December 31, 1999 and 1998 ........................................      F-42
 Statements of Operations and Accumulated Deficit for the years ended December 31,
   1999 and 1998 .....................................................................      F-43
 Statements of Cash Flows for the years ended December 31, 1999 and 1998 .............      F-44
 Notes to Consolidated Financial Statements ..........................................    F-45-F-47

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
 MEASUREMENT SPECIALTIES, INC.

     We   have   audited   the   accompanying  consolidated  balance  sheets  of
Measurement Specialties, Inc. and Subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Measurement Specialties, Inc. and Subsidiaries as of March 31, 1999 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited Schedule II for each of the three years in the period ended March 31, 2000. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

GRANT THORNTON LLP


Edison, New Jersey
May 25, 2000

                         MEASUREMENT SPECIALTIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                            (amounts in thousands)

                                                                                         MARCH 31,
                                                                                ---------------------------  DECEMBER 31,
                                                                                     1999          2000          2000
                                                                                ------------- ------------- -------------
ASSETS                                                                                                       (UNAUDITED)
Current assets:
 Cash and cash equivalents ....................................................    $ 2,711       $ 1,882       $ 1,203
 Accounts receivable, trade, net of allowance for doubtful accounts of $326
   in 1999 and $313 in March 2000 and $344 in December 2000....................      4,918         8,181        18,766
 Inventories ..................................................................      4,662         9,136        23,835
 Deferred income taxes ........................................................        580         1,084         1,459
 Prepaid expenses and other current assets ....................................        259           647         1,982
                                                                                   -------       -------       -------
   Total current assets .......................................................     13,130        20,930        47,245
Property and equipment ........................................................      6,061        15,884        23,921
    Less accumulated depreciation and amortization ............................      2,801         6,516         8,611
                                                                                   -------       -------       -------
                                                                                     3,260         9,368        15,310
    Goodwill, net of accumulated amortization of $73 in 1999 and $265 in
      March 2000 and $874 in December 2000.....................................      1,620         5,553        12,056
    Other intangible assets, net of accumulated amortization of $145 in
      1999 and $292 in March 2000 and $134 in December 2000....................        278         1,128         1,503
    Deferred income taxes .....................................................         21         2,189         2,274
    Other assets ..............................................................        226           479         2,511
                                                                                   -------       -------       -------
   Total assets ...............................................................    $18,535       $39,647       $80,899
                                                                                   =======       =======       =======
LIABILITIES
Current liabilities:
 Current portion of long-term debt ............................................    $   550       $ 1,000       $ 4,000
 Accounts payable .............................................................      4,067         6,827        14,827
 Accrued compensation .........................................................        897         1,654         2,133
 Income taxes payable .........................................................        539           621         2,436
 Accrued acquisition costs ....................................................        508         1,205           872
 Accrued expenses and other current liabilities ...............................        804         3,600         3,395
                                                                                   -------       -------       -------
   Total current liabilities ..................................................      7,365        14,907        27,664
 Long-term debt, net of current portion .......................................      3,250         9,000        29,605
 Other liabilities, including deferred income taxes ...........................        378           933           954
                                                                                   -------       -------       -------
   Total liabilities ..........................................................     10,993        24,840        58,220
SHAREHOLDERS' EQUITY
 Serial preferred stock; 221,756 shares authorized; none outstanding ..........         --            --            --
 Common stock, no par value; 20,000,000 shares authorized; shares issued and outstanding, 7,327,574 in 1999 and 7,979,840 in March 2000 and
   8,260,740 in December 2000 .................................................      5,502         5,502         5,502
 Additional paid-in capital ...................................................        308         2,042         2,754
 Retained earnings ............................................................      1,733         7,264        14,424
 Currency translation and other adjustments ...................................           (1)           (1)           (1)
                                                                                   ---------     ---------     ---------
   Total shareholders' equity .................................................      7,542        14,807        22,679
                                                                                   --------      --------      --------
   Total liabilities and shareholders' equity .................................    $18,535       $39,647       $80,899
                                                                                   ========      ========      ========

        The accompanying notes are an integral part of these statements.

                         MEASUREMENT SPECIALTIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (amounts in thousands, except per share data)

                                                                                      NINE MONTHS
                                                 YEAR ENDED MARCH 31,             ENDED DECEMBER 31,
                                         ------------------------------------   -----------------------
                                            1998         1999         2000         1999         2000
                                         ----------   ----------   ----------   ----------   ----------
                                                                                      (UNAUDITED)
Net sales ............................    $29,278      $ 37,596     $ 59,997     $ 43,426     $ 78,869
Cost of sales ........................     18,896        22,538       33,052       24,166       45,423
                                          -------      --------     --------     --------     --------
   Gross profit ......................     10,382        15,058       26,945       19,260       33,446
Operating expenses (income):
 Selling, general, and
   administrative ....................      7,513        10,612       17,604       11,601       21,480
 Research and development ............      1,979         2,927        3,360        2,537        3,519
 Customer funded development .........        (15)       (1,105)      (1,611)      (1,223)      (2,406)
                                          -------      --------     --------     --------     --------
   Total operating expenses ..........      9,477        12,434       19,353       12,915       22,593
   Operating income ..................        905         2,624        7,592        6,345       10,853
Interest expense, net ................         26           300          304          217        1,453
                                          -------      --------     --------     --------     --------
 Income before income taxes ..........        879         2,324        7,288        6,128        9,400
Income tax expense ...................        102           595        1,757        1,532        2,240
                                          -------      --------     --------     --------     --------
 Net income ..........................    $   777      $  1,729     $  5,531     $  4,596     $  7,160
                                          =======      ========     ========     ========     ========
Earnings per share:
 Basic ...............................    $  0.11      $   0.24     $   0.73     $   0.61     $   0.88
                                          =======      ========     ========     ========     ========
 Diluted .............................    $  0.11      $   0.23     $   0.64     $   0.53     $   0.80
                                          =======      ========     ========     ========     ========
Shares used in per share calculations:
 Basic ...............................      7,122         7,202        7,612        7,532        8,179
 Diluted .............................      7,298         7,476        8,696        8,630        9,002

        The accompanying notes are an integral part of these statements.

                         MEASUREMENT SPECIALTIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (amounts in thousands)

                                                                                              CURRENCY
                                                                   ADDITIONAL    RETAINED   TRANSLATION
                                                         COMMON      PAID-IN     EARNINGS    AND OTHER
                                                          STOCK      CAPITAL    (DEFICIT)   ADJUSTMENTS     TOTAL
                                                       ---------- ------------ ----------- ------------- ----------
Balance, April 1, 1997 ...............................  $ 5,385      $   47      $  (773)      $(16)      $ 4,643
Fair value of nonemployee common stock
 purchase warrants ...................................      117          28                                   145
Net income for the year ended March 31, 1998 .........                               777                      777
Currency translation adjustment ......................                                           15            15
                                                        -------      ------      -------       ------     -------
Balance, March 31, 1998 ..............................    5,502          75            4           (1)      5,580
101,800 common shares issued upon exercise of
 option ..............................................                  233                                   233
Net income for the year ended March 31, 1999 .........                             1,729                    1,729
                                                        -------      ------      -------       ------     -------
Balance, March 31, 1999 ..............................    5,502         308        1,733           (1)      7,542
652,266 common shares issued upon exercise of
 options .............................................                1,124                                 1,124
Tax benefit on exercise of options ...................                  610                                   610
Net income for the year year ended March 31, 2000.....                             5,531                    5,531
                                                        -------      ------      -------       ------     -------
Balance, March 31, 2000 ..............................    5,502       2,042        7,264           (1)     14,807
280,900 common shares issued upon exercise of
 options (unaudited) .................................                  712                                   712
Net income for the nine months ended December
 31, 2000 (unaudited) ................................                             7,160                    7,160
                                                        -------      ------      -------       ------     -------
Balance at December 31, 2000 (unaudited) .............  $ 5,502      $2,754      $14,424       $   (1)    $22,679
                                                        =======      ======      =======       ======     =======

        The accompanying notes are an integral part of these statements.

                         MEASUREMENT SPECIALTIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (amounts in thousands)

                                                                                                           NINE MONTHS ENDED
                                                                      YEAR ENDED MARCH 31,                   DECEMBER 31,
                                                            ----------------------------------------   -------------------------
                                                                1998         1999           2000          1999          2000
                                                            -----------   ----------   -------------   ----------   ------------
                                                                                                              (UNAUDITED)
Cash flows from operating activities:
 Net income .............................................    $     777     $  1,729      $  5,531       $  4,596     $   7,160
 Adjustments to reconcile net income to net cash
   provided by (used in) operating activities
   Depreciation and amortization ........................          594        1,118         2,083          1,097         2,704
   Provision for doubtful accounts ......................          314          199              (8)          56         1,237
   Provision for warranty ...............................          549          403           (80)          (121)          462
   Deferred income taxes ................................          (17)         (56)            8            (78)         (460)
   Tax benefit on exercise of stock options .............           --           --           610             --            --
   Net changes in operating assets and liabilities
    Accounts receivable, trade ..........................         (626)      (1,193)       (1,020)        (2,830)       (7,977)
    Inventories .........................................         (139)         275        (3,417)        (1,833)      (10,448)
    Prepaid expenses and other current assets ...........           66            9          (324)          (591)       (1,301)
    Other assets ........................................          (70)          73          (151)            53          (271)
    Accounts payable, trade .............................          798          831         2,760          2,622         4,871
    Accrued expenses and other liabilities ..............         (524)          86         2,137          1,184         1,313
                                                             ---------     --------      ----------     --------     ---------
   Net cash provided by (used in) operating
    activities ..........................................        1,722        3,474         8,129          4,155        (2,710)
                                                             ---------     --------      ----------     --------     ---------
Cash flows from investing activities:
 Purchases of property and equipment ....................         (908)        (898)       (2,510)        (2,342)       (4,426)
 Purchases of intangible assets .........................         (128)        (110)       (1,121)            --            --
 Acquisition of business, net of cash acquired ..........           --       (3,985)      (12,368)            --       (17,860)
                                                             ---------     --------      ----------     --------     ---------
   Net cash used in investing activities ................       (1,036)      (4,993)      (15,999)        (2,342)      (22,286)
Cash flows from financing activities:
 Borrowings under line of bank line of credit
   agreement ............................................       12,669        6,015            --             --        19,268
 Repayments under line of bank line of credit
   agreement ............................................      (13,426)      (6,036)           --             --        (8,663)
 Proceeds from long-term debt ...........................           --        4,000        10,000             --        25,000
 Repayment of long-term debt ............................           --         (200)       (3,800)          (375)      (12,000)
 Payment of deferred financing costs ....................           --          (85)         (283)            --            --
 Proceeds from exercise of options and warrants .........          145          233         1,124            776           712
                                                             ---------     --------      ----------     --------     ---------
   Net cash provided by (used in) financing
    activities ..........................................         (612)       3,927         7,041            401        24,317
Effect of exchange rate changes on cash and cash
 equivalents ............................................          (10)          --            --             --            --
                                                             ---------     --------      ----------     --------     ---------
Net change in cash and cash equivalents .................           64        2,408          (829)         2,214          (679)
Cash and cash equivalents, beginning of period ..........          239          303         2,711          2,711         1,882
                                                             ---------     --------      ----------     --------     ---------
Cash and cash equivalents, end of period ................    $     303     $  2,711      $  1,882       $  4,925     $   1,203
                                                             =========     ========      ==========     ========     =========

        The accompanying notes are an integral part of these statements.

                    MEASUREMENT SPECIALTIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)


NOTE  A.  --  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND DESCRIPTION OF
              BUSINESS

     1. Description of Business

     Measurement Specialties, Inc. ("MSI" or the "Company") designs, develops, and markets sensors and sensor-based consumer products. The Company's products include sensors for industrial and consumer applications including bathroom, kitchen, and postal scales, tire pressure gauges, and distance estimators. For the Consumer Products business, revenues are concentrated in resellers and retailers of consumer products in both the United States and Europe. For the Sensors business, sensors are sold, directly, and through sales representatives, principally to industrial customers for pressure instrumentation and process control applications.

     2. Principles of Consolidation

     The consolidated financial statements include the accounts of MSI and its wholly-owned subsidiaries (the "Subsidiaries") Measurement Limited, organized in Hong Kong on August 8, 1986 ("ML"), Jingliang Electronics ("JL") Co. Ltd., organized in the People's Republic of China ("China") on January 12, 1995, and IC Sensors Inc. ("IC Sensors") acquired on February 14, 2000, collectively referred to as the "Company."

     As discussed in Note B, on August 14, 1998, the Company acquired certain assets and assumed certain liabilities of the (formerly the PiezoSensors) Sensors Division of AMP Incorporated, and acquired the stock of IC Sensors from PerkinElmer Inc. on February 14, 2000. As discussed in Note B, on January 5, 2000, certain assets comprising the ultrasonic garage parking system were acquired from Exeter Technologies, Inc.

     As discussed in Note B, on August 4, 2000, the Company acquired Schaevitz Sensors division in Hampton, Virginia and Schaevitz Sensors division, Slough, United Kingdom from TRW Components Inc.

     Results of operations of acquired subsidiaries are included in consolidated
     results  of  operations  from  their  date  of   acquisition.   Significant
     intercompany balances and transactions have been eliminated.

     3. Use of Estimates

     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     4. Cash Equivalents

     The Company considers highly liquid investments with maturities of up to three months, when purchased, to be cash equivalents.

     5. Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE  A.  --  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND DESCRIPTION OF
              BUSINESS - (CONTINUED)

     6. Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets.

     7. Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Tax benefits from early disposition of the stock by employees of incentive stock options and from exercise of nonqualified stock options are credited to additional paid-in capital.

     8. Foreign Currency Translation and Transactions

     The functional currency of the Company's foreign operations is the applicable local currency. The foreign subsidiaries' assets and liabilities are translated into United States dollars using exchange rates in effect at the balance sheet date and their operations are translated using weighted average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income. Foreign currency transaction gains and losses are included in operations.

     Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains, and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ materially from net earnings of the Company.

     9. Intangible Assets

     Intangible assets, consisting of patents, covenants not to compete and purchased computer software, are being amortized on a straight-line basis over their estimated useful lives which range from three to ten years. Goodwill, which represents the excess of cost over the net identifiable assets of acquired businesses, is being amortized on a straight-line basis over its estimated useful lives that range from seven to fifteen years. The Company's policy is to review all long-lived assets (including goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future cash outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company would recognize an impairment loss.

     10. Revenue Recognition

     Revenue is recorded when products are shipped. Certain consumer products may be sold with a provision allowing the customer to return a portion of the products not sold to third-party customers. Upon shipment, the Company provides for allowances for returns and warranties based upon historical and estimated return rates and warranty costs.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE  A.  --  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND DESCRIPTION OF
              BUSINESS - (CONTINUED)

     Consumer products generally are marketed under warranties to end users of up to ten years. The Company provides for estimated product warranty obligations at the time of sale, based on its warranty claims experience. This estimate is susceptible to changes in the near term based on introductions of new products, product quality improvements and changes in end user behavior.

     11. Research and Development

     Research and development expenditures are expensed as incurred. Customer funding is recognized as earned.

     12. Advertising

     Advertising expenditures of $311, $236 and $123 for the fiscal years ended March 31, 1998, 1999, and 2000, respectively, are expensed as incurred.

     15. Stock-based Compensation

     As permitted by Statement of Financial  Accounting  Standards No. 123 (SFAS
     123), "Accounting for Stock-Based Compensation," the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has presented the additional pro forma disclosures required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation."

     16. Derivative Financial Instruments

     The Company uses derivative financial instruments to manage interest rate risk and is for purposes other than trading. It has purchased an interest rate swap that is intended as a hedge of interest rate risk against specifically identified variable rate debt. The differentials to be received or paid are recognized over the life of the contract as an adjustment to interest expense. See Note E for further discussion.

     17. Recent Accounting Pronouncements

     In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments" as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133" and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively "SFAS 133"). The statement as amended is effective for financial years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133, requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair market value. Under certain circumstances, a portion of the derivative's gain or loss is initially reported as a component of income when the transaction affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE  A.  --  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND DESCRIPTION OF
              BUSINESS - (CONTINUED)


     change. The Company utilizes an interest rate swap as a hedge of its interest rate risk associated with long-term debt. The Company believes that adoption of SFAS 133 will not have a material impact on its financial position or results of operations.

     In December 1999 the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101 "Revenue Recognition" to provide guidance on the recognition, presentation and disclosure of revenue in the financial statements. The Company's policies on revenue recognition are consistent with this bulletin.

     In March 2000, the Financial Accounting Standards Board issued Financial Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensations - and Interpretation of APB No. 25. FIN 44 clarifies the application of APB 25 for certain issues including: (a) the definition of an employee for the purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the definition of the date of granting employee stock options, and (d) the accounting consequences of various modifications to the terms of a previously fixed stock option or award. FIN 44 is effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN 44 had no material impact on the accompanying financial statements.

     18. Interim Financial Information

     The accompanying consolidated balance sheet as of December 31, 2000, and the consolidated statements of income, shareholders' equity and cash flows for the nine-month periods ended December 31, 1999 and 2000 are unaudited. In the opinion of management, such consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been incorporated herein. The results of operations for the nine months ended December 31, 1999 and 2000 are not necessarily an indication of the results to be expected for the entire year.

     19. Reclassifications

     Certain reclassifications have been made to prior financial statements to conform to the current year presentation.

NOTE B. -- ACQUISITIONS

     1. Sensors Division of AMP Incorporated

     On August 14, 1998, the Company acquired certain assets and assumed certain liabilities of the Sensors Division of AMP Incorporated (PiezoSensors). PiezoSensors designs, manufactures and markets piezoelectric polymer sensors for industrial, consumer and instrumentation applications. The acquisition was accounted for as a purchase, and, accordingly, the financial statements include operations from the date of acquisition. The aggregate purchase price was $3,985. The excess purchase price over assets acquired (goodwill) of $1,693 is being amortized

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE B. -- ACQUISITIONS - (CONTINUED)

     over 15 years. The transaction was financed with a term loan issued by the Company's principal bank. Net assets acquired were $2,292 consisting of the fair value of assets acquired ($3,545) less liabilities assumed ($1,253).

     The following unaudited pro forma consolidated results of operations for the years ended March 31, 1998 and 1999 assuming the PiezoSensors acquisition had occurred as of April 1, 1997, giving effect to purchase accounting adjustments. The proforma data is for informational purposes only and may not necessarily reflect results of operations had Sensors been operated as part of the Company since April 1, 1997.

                                                                           MARCH 31,      MARCH 31,
                                                                              1998          1999
                                                                          -----------   ------------
      Net sales .......................................................    $ 36,824       $ 40,018
      Net income (loss) ...............................................      (2,207)           608
      Earnings (loss) per common share, as adjusted for the October 20,
       2000 stock split:
         Basic ........................................................   $   (0.31)      $   0.09
         Diluted ......................................................   $   (0.31)      $   0.09

     In connection with the acquisition of PiezoSensors, the Company recorded an accrual for integration of $508, of which $508 was unpaid as of March 31, 1999. During the year ended March 31, 2000, an aggregate of $298 was paid and the balance of $210 remained unpaid as of March 31, 2000.

     2. Park-Zone Product

     On  January  5,  2000,  the  Company  acquired,  for cash,  certain  assets comprising the ultrasonic garage parking system business of Exeter Technologies, Inc. Pursuant to the acquisition agreement, the Company made an initial payment of $625 and is required to pay additional consideration based upon future sales. The additional consideration is equal to 15% of net sales in year one, 10% in year two and 5% in year three. No payments are to be made after year three. The Company has estimated this consideration to be $800. The acquisition was accounted for under the purchase method of accounting. Net assets acquired were $469, consisting of the fair value of the assets acquired of $625 and liabilities assumed of $156. Goodwill of $956 is being amortized over seven years.

     3. IC Sensors

     On February 14, 2000, the Company acquired IC Sensors, Inc. from PerkinElmer Inc. (IC Sensors). IC Sensors designs, manufactures and markets micromachined silicon pressure sensors, accelerometers and microstructures. The acquisition is being accounted for as a purchase, and, accordingly, the consolidated financial statements include operations of IC Sensors from the date of acquisition. The aggregate cash paid was $12,368 (including payment to PerkinElmer of $12,000 and closing costs of $368). The excess purchase price over assets acquired (principally goodwill) of $3,177 is being amortized over 15 years. The transaction was financed with a term loan issued by the Company's principal bank. Net assets acquired were $9,191 consisting of the fair value of assets acquired ($10,091) less liabilities assumed ($900).

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE B. -- ACQUISITIONS - (CONTINUED)

     The following unaudited pro forma consolidated results of operations for the years ended March 31, 1999 and 2000 assume the IC Sensors acquisition had occurred as of April 1, 1998, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect results of operations had IC Sensors been operated as part of the Company since April 1, 1998.

                                                                           MARCH 31,      MARCH 31,
                                                                              1999          2000
                                                                          -----------   ------------
      Net sales .......................................................    $ 66,491       $ 70,727
      Net income (loss) ...............................................      (1,515)         1,320
      Earnings (loss) per common share, as adjusted for the October 20,
       2000 stock split:
         Basic ........................................................    $  (0.21)      $   0.18
         Diluted ......................................................    $  (0.21)      $   0.15

     In connection with the acquisition of IC Sensors Inc., the Company recorded a provision for approximately $350 relating to costs for integration of operation of IC Sensors, Inc. with the Company. As of March 31, 2000 none of the above has been paid.

     4. Schaevitz Sensors

     On August 4, 2000, the Company acquired Schaevitz Sensors (TM) division, Hampton, Virginia, USA and Schaevitz (TM) Sensors division, Slough, United Kingdom, from TRW Components Inc. Schaevitz (TM) Sensors designs and manufacturers in the United States and Europe, and sells worldwide a variety of tilt, displacement and pressure transducers and transmitters. The acquisition is being accounted for as a purchase, and, accordingly, the consolidated financial statements include operations of Schaevitz (TM) Sensors from the date of acquisition. The aggregate cash paid was $17,860 (including payment to TRW Components Inc. of $16,775 and closing costs of $1,085). The excess purchase price over assets acquired (principally good will ) of $6,998 is being amortized over 15 years. The transaction was financed with a term loan issued by a syndicate of lending institutions lead by the Company's principal bank. Net assets acquired were $10,862, consisting of the fair value of assets acquired of $13,990, less liabilities assumed of $3,128.

     The following unaudited pro forma consolidated results of operations for the year ended March 31, 2000 and the nine months ended December 31, 2000 assumes the Schaevitz (TM) Sensors and IC Sensors acquisitions had occurred as of April 1, 1999, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect results of operations had Schaevitz (TM) Sensors and IC Sensors been operated as part of the Company since April 1, 1999.

                                                    FISCAL YEAR ENDED     NINE MONTHS ENDED
                                                      MARCH 31, 2000      DECEMBER 31, 2000
                                                   -------------------   ------------------
                                                                             (UNAUDITED)
      Net sales ................................        $ 94,531              $ 87,827
      Net income ...............................             642                 6,438
      Earnings per common share, as adjusted for
       the October 20, 2000 stock split:
         Basic .................................        $   0.08              $   0.79
         Diluted ...............................        $   0.07              $   0.72

                    MEASUREMENT SPECIALTIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE C. -- INVENTORIES

     Inventories are summarized as follows:

                                       MARCH 31,
                                 ---------------------    DECEMBER 31,
                                    1999        2000          2000
                                 ---------   ---------   -------------
                                                          (UNAUDITED)
     Raw materials ...........    $1,378      $2,895        $ 8,066
     Work in process .........       420       2,033          4,750
     Finished goods ..........     2,864       4,208         11,019
                                  ------      ------        -------
                                  $4,662      $9,136        $23,835
                                  ======      ======        =======

NOTE D. -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                          MARCH 31,
                                                    ----------------------
                                                       1999        2000
                                                    ---------   ----------
     Production machinery and equipment .........    $2,528      $10,684
     Tooling costs ..............................       954          994
     Furniture and equipment ....................     1,179        1,645
     Leasehold improvements .....................     1,400        2,561
                                                     ------      -------
                                                     $6,061      $15,884
                                                     ======      =======

     Depreciation expense was $530, $973 and $1,744 for the fiscal years ended March 31, 1998, 1999 and 2000, respectively.

NOTE E. -- LONG-TERM DEBT

     Facilities in place at March 31, 1999

     In August 1998 the Company renegotiated its bank line of credit. The new agreement increased the maximum amount available from $3,300 to $5,000 until October 30, 1999 and $4,000 thereafter until the agreement's expiration on September 30, 2000. Borrowings bear interest at a maximum of the lesser of the bank's prime rate plus 1.0% or the Eurodollar rate plus 2.75% (8.0% as of March 31, 1999). As a result of achieving certain financial ratios in 1999, the rate decreases to the lesser of the bank's prime rate plus 0.125% or the Eurodollar rate plus 2.0%. At March 31, 1999 three were no amounts outstanding under this bank line of credit.

     In connection with the acquisition of IC Sensors, the Company entered into a $4,000 term loan with the Company's principal bank. As of March 31, 1999 $3,800 was outstanding under the term loan. The term loan bears interest at the Eurodollar rate plus 3.0% (8.25% as of March 31, 1999).

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE E. -- LONG-TERM DEBT - (CONTINUED)

     Facilities in place at March 31, 2000

     In February 2000, the Company renegotiated its bank line of credit. The new agreement increased the maximum amount available from $5,000 to $10,000 until the agreement's expiration on February 14, 2003. Borrowings bear interest at a maximum of the lesser of the bank's prime rate plus 1.00% or the Eurodollar rate plus 2.75% (9.25% as of March 31, 2000). Should the Company achieve certain financial ratios, the lowest rate becomes the lesser of the bank's prime rate plus 0.25% or a Eurodollar rate plus 2.0%. The agreement requires annual payment of a commitment fee equal to 0.375% of the unutilized available balance. Borrowings are limited to the sum of eligible accounts receivable and inventory and are collateralized by a senior security interest in substantially all the Company's assets. Additionally, the Company is required to maintain minimum levels of certain profitability ratios, limit capital expenditures and advances to subsidiaries and requires the bank's consent for the payment of dividends, acquisitions or divestitures. At March 31, 2000 three were no amounts outstanding under the bank line of credit.

     In connection with the acquisition of IC Sensors, the Company repaid the then outstanding balance of a previous term loan and entered into a $10,000 term loan agreement with the Company's principal bank. As of March 31, 2000, $10,000 was outstanding under the term loan. The term loan bears interest at the Eurodollar rate plus 3.25% (10.0% as of March 31, 2000). The term loan requires quarterly repayments in the following remaining annual amounts:

                                                                              PRINCIPAL
                              FISCAL YEAR                                     REPAYMENTS
                              ------------------------------------------     -----------
                                2001 ...................................     $ 1,000
                                2002 ...................................       1,333
                                2003 ...................................       1,667
                                2004 ...................................       2,000
                                2005 ...................................       2,000
                                2006 ...................................       2,000
                                                                             -------
                                                                             $10,000
                                                                             =======

     Additional principal payments are required if the Company's cash flow exceeds certain levels. The term loan is collateralized by a senior security interest in substantially all the Company's assets. Additionally, the Company is required to maintain minimum levels of certain profitability ratios, limit capital expenditures and advances to subsidiaries and, to obtain the bank's consent for the payment of dividends, acquisitions or divestitures.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE E. -- LONG-TERM DEBT - (CONTINUED)

     As a hedge of its interest rate risk associated with the term loan, the Company has entered a Rate Swap Transaction (Swap) with the same bank which was scheduled to mature on July 1, 2005. Additional payments required pursuant to the Swap for 2000 were not material. The Swap has an initial notional amount of $9,000 with an effective fixed rate of 10.19%. The principal amortization of the Swap is as follows:

                                                                                 ANNUAL
                              FISCAL YEAR                                     AMORTIZATION
                              ------------------------------------------     -------------
                                2001 ...................................         $2,000
                                2002 ...................................          1,000
                                2003 ...................................          2,000
                                2004 ...................................          1,000
                                2005 ...................................          2,000
                                2006 ...................................          1,000

     The carrying amount of the outstanding indebtedness approximates the fair market value because, in the opinion of management, the borrowing rate approximates market. The fair value of the Swap is $5,000 at March 31, 2000.

     Subsequent   Event  --  Replacement  of  Credit   Facility  and  Term  Loan
     (unaudited)

     In connection with the acquisition of Schaevitz, the Company replaced its existing credit facility, term loan and Swap, as follows:

     At December 31, 2000, there was an outstanding balance of $10,605 under the Company's bank line of credit agreement. The agreement provides for a maximum amount available of $15,000 of which $10,000 is available for general corporate purposes and $5,000 is available for only working capital purposes. Borrowings are limited to the sum of eligible accounts receivable and inventories and are collateralized by a senior security interest in substantially all of the Company's assets. Borrowings bear interest at a maximum of the lesser of the bank's prime rate plus 1.0% or the Eurodollar rate plus 2.75% (10.5% as of December 31, 2000). Should the Company achieve certain financial ratios, the lowest rate becomes the lesser of the bank's prime rate plus 0.5% or Eurodollar rate plus 2.25%. The agreement requires annual payment of a commitment fee equal to 0.375% of the unutilized available balance. Additionally, the Company is required to maintain minimum levels of certain profitability ratios, limit capital expenditures and advances to subsidiaries and to obtain the bank's consent for the payment of dividends, acquisitions or divestitures.

     In February 2001, the Company modified its line of credit and term loan to reflect an interest rate based on LIBOR rather than Eurodollars and provide the availability to borrow in British pounds. All other covenants remain materially unchanged.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE E. -- LONG-TERM DEBT - (CONTINUED)

     In connection with the acquisition of Schaevitz (TM) Sensors, the Company entered into a $25,000 term loan agreement with the Company's principal bank. As of December 31, 2000, $23,000 was outstanding under the term loan. The term loan bears interest at the Eurodollar rate plus 3.25% (9.93% as of December 31, 2000). The term loan requires quarterly repayments in the following remaining annual amounts:

                                                                              PRINCIPAL
                              FISCAL YEAR                                     REPAYMENTS
                              ------------------------------------------     -----------
                                2001 ...................................       $ 4,000
                                2002 ...................................         4,000
                                2003 ...................................         4,000
                                2004 ...................................         4,000
                                2005 ...................................         4,000
                                2006 ...................................         3,000
                                                                               -------
                                                                               $23,000
                                                                               =======

     Additional principal payments are required from a portion of the net proceeds of any issuance of additional equity sales. The term loan is collateralized by a senior security interest in substantially all of the Company's assets. Additionally, the Company is required to maintain minimum levels of certain profitability ratios, limit capital expenditures and advances to subsidiaries and requires the bank's consent for the payment of dividends, acquisitions or divestitures.

     As a hedge of its interest rate risk associated with the term loan, the Company has entered a new Rate Swap Transaction (Swap) with the same bank, through June 1, 2004. The Swap has an initial notional amount of $9,800 with an effective fixed rate of 10.2%. The notional amount of the Swap decreases as follows:

                                                                              PRINCIPAL
                              FISCAL YEAR                                     REPAYMENTS
                              ------------------------------------------     -----------
                                2002 ...................................        $4,900
                                2003 ...................................         1,400
                                2004 ...................................         1,400
                                2005 ...................................         2,100

     The carrying amount of the outstanding indebtedness approximates the fair market value because, in the opinion of management, the borrowing rate approximates market. The fair value of the Swap is negative $141 at December 31, 2000.

NOTE F. -- SHAREHOLDERS' EQUITY

     The Company is authorized to issue a total 21,200,000 shares of capital stock consisting of 20,000,000 shares of common stock, no par value, 100,000 shares of Series A Convertible Preferred Stock, par value and liquidating value $5.00 per share, 100,000 shares of Series B Convertible Preferred Stock, par value and liquidating value $5.00 per share, 21,756 shares of Series C Convertible Preferred Stock, par value and liquidating value $1.75 per share and 978,244 shares of preferred stock that have not been classified.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE G. -- WARRANTS

     Information on common stock purchase warrants is as follows:

                                                               AVERAGE PRICE PER SHARE
                                                   NUMBER      -----------------------
                                                 OF SHARES      EXERCISE      MARKET
                                               -------------   ----------   ----------
     Outstanding at March 31, 1998 .........       406,000     $ 2.00       $ 1.85
       Expired .............................      (406,000)      2.00         1.85
                                                  --------     ------       ------
     Outstanding at March 31, 1999 .........            --        --           --
                                                  ========     ======       ======

     As of March 31, 2000, none of the above common stock purchase warrants were outstanding.

NOTE H. -- STOCK OPTION PLANS

     Options to purchase up to 1,828,200 common shares may be granted under MSI's 1995 Stock Option Plan and its predecessor plan (together the "1995 Plan"), until its expiration on September 8, 2005. Shares issuable under 1995 Plan grants which expire or otherwise terminate without being exercised become available for later issuance. All shares eligible for grant were issued prior to March 31, 1999.

     Options to purchase up to 1,500,000 may be granted under the Company's 1998 Stock Option Plan, (the "1998 Plan") until its expiration on October 19, 2008. Shares issuable under 1998 Plan grants, which expire or otherwise terminate without being exercised, become available for later issuance. The aggregate numbers of shares available for grants of options under the 1998 Plan were 1,367,000 and 1,290,550 as of March 31, 1999 and March 31, 2000,
     respectively. A total of 133,000 and 199,450 were outstanding at March 31, 1999 and March 31, 2000, respectively.

     Options under all Plans generally vest over service periods of up to five years, and expire no later than ten years from the date of grant. Options may, but need not, qualify as "incentive stock options" under section 422 of the Internal Revenue Code. Tax benefits are recognized upon nonqualified exercises and disqualifying dispositions of shares acquired by qualified exercises. There were no changes in the exercise prices of outstanding options, through cancellation and reissuance or otherwise, for 1998, 1999, or 2000.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE H. -- STOCK OPTION PLANS - (CONTINUED)

     A summary of the status of stock options as of March 31, 1998, 1999, and 2000 and changes during the years ended on those dates is presented below:

                                                     NUMBER OF SHARES
                                               -----------------------------    WEIGHTED-AVERAGE
                                                OUTSTANDING     EXERCISABLE      EXERCISE PRICE
                                               -------------   -------------   -----------------
               March 31, 1997 ..............     1,548,000
                 Granted at market .........       271,000                           $ 1.90
                 Forfeited .................       (20,000)                            2.22
                 Exercised .................      (101,800)                            1.15
                                                 ---------
               March 31, 1998 ..............     1,697,200       1,054,200             1.99
                 Granted at market .........       294,000                             1.42
                 Forfeited .................      (170,000)                            2.55
                 Exercised .................      (163,000)                            1.42
                                                 ---------
               March 31, 1999 ..............     1,658,200         998,532             1.88
                 Granted at market .........       122,450                             6.28
                 Forfeited .................       (52,000)                            2.23
                 Exercised .................      (652,266)                            1.75
                                                 ---------
               March 31, 2000 ..............     1,076,384         601,400             2.46
                                                 =========

     Summarized information about stock options outstanding at March 31, 2000 follows:

                                                                                               WEIGHTED
                    NUMBER OF                                         WEIGHTED-                AVERAGE
                UNDERLYING SHARES                               AVERAGE EXERCISE PRICE        REMAINING
          -----------------------------       EXERCISE      -----------------------------    CONTRACTUAL
           OUTSTANDING     EXERCISABLE      PRICE RANGE      OUTSTANDING     EXERCISABLE     LIFE (YEARS)
          -------------   -------------   ---------------   -------------   -------------   -------------
              454,000        206,800      $1.38 - $1.75         $1.50           $1.66            5.27
              160,934        101,600       1.82 -  2.38          2.12            2.15            4.11
              288,000        240,000       2.44 -  2.44          2.44            2.44            2.74
              173,450         53,000       2.50 -  9.50          5.15            2.70            5.02
          -----------        -------
            1,076,384        601,400
          ===========        =======

     The Company accounts for transactions in which employees receive equity instruments of the employer using the intrinsic value-based method. Accordingly, no compensation cost has been recognized for employee stock option grants. Had the Company adopted the fair value-based method for employee stock option grants on April 1, 1997, the Company's net income for the fiscal years ended March 31, 1998, 1999 and 2000 would have been reduced to $670 ($0.09 per basic share and $0.09 per diluted share), $1,562 ($0.22 per basic share and $0.21 per diluted

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE H. -- STOCK OPTION PLANS - (CONTINUED)

     share) and $5,257 ($0.69 per basic share and $0.60 per diluted share). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model (single grant assumption with straight-line amortization) with the following weighted average assumptions:

                                                       FISCAL YEARS ENDED MARCH 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
                    Expected volatility ...........       58%        81%        63%
                    Risk free interest ............      5.8%       4.7%       5.9%
                    Dividend yield ................       --         --         --
                    Expected life (years) .........        5          5          5

                    MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE I. -- DEFINED CONTRIBUTION PLAN

     MSI has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Substantially all its employees are eligible to participate after completing three months of service. Participants may elect to contribute a portion of their compensation to the plan. MSI matches a portion of participants' contributions and, at the discretion of the Board, may make profit-sharing contributions. Matching participants' contributions cost $49 for the fiscal year ended March 31, 1998, $78 for the fiscal year ended March 31, 1999 and $164 for the fiscal year ended March 31, 2000. No profit-sharing contributions were made for the fiscal years ended March 31, 1998, 1999 or 2000.

NOTE J. -- MAJOR CUSTOMERS

     A United States manufacturer and distributor of electric housewares accounted for 18.3%, 16.6% and 19.9% of net sales for the fiscal years ended March 31, 1998, 1999 and 2000, respectively, and 8.8% and 0.0% of total accounts receivable at March 31, 1999 and 2000, respectively. A German distributor of diversified housewares accounted for 31.0%, 19.7%, 13.9% of net sales for the fiscal years ended March 31, 1998, 1999, and 2000, respectively, and 4.7% and 9.0% of total accounts receivable at March 31, 1999 and 2000, respectively. Both customers are in the Company's Consumer Products segment.

NOTE K. -- INCOME TAXES

     Income (loss) before income taxes were:

                           FISCAL YEARS ENDED MARCH 31,
                        ----------------------------------
                           1998         1999        2000
                        ----------   ---------   ---------
   Domestic .........     $  (30)     $1,117      $2,385
   Foreign ..........        909       1,207       4,903
                          ------      ------      ------
                          $  879      $2,324      $7,288
                          ======      ======      ======

     The income tax provision (benefit) consisted of:

                                 FISCAL YEARS ENDED MARCH 31,
                              ----------------------------------
                                 1998        1999        2000
Current:                      ----------   --------   ----------
    Federal ...............     $ 20        $ 416       $  939
    Foreign ...............       98          214          670
    State .................        1           21          140
                                -----       -----       ------
   Total current ..........      119          651        1,749
                                -----       -----       ------
Deferred:
    Federal ...............      (20)         (30)          55
    Foreign ...............         (5)       (34)         (47)
    State .................        8            8           --
                                ------      -----       ------
Total deferred ............      (17)         (56)           8
                                ------      -----       ------
                                $102        $ 595       $1,757
                                ======      =====       ======

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE K. -- INCOME TAXES - (CONTINUED)

     Differences between the federal statutory income tax rate and the effective tax rate are as follows:

                                                                            FISCAL YEARS ENDED MARCH 31,
                                                                        ------------------------------------
                                                                           1998         1999         2000
                                                                        ----------   ----------   ----------
   Statutory tax rate ...............................................       34.0%        34.0%        34.0%
   Reduction in valuation allowance for deferred tax assets .........      ( 5.4)          --           --
   Effect of foreign taxes ..........................................      (23.6)       (10.0)       (14.3)
   State taxes and other ............................................        6.6          1.5          4.4
                                                                           -----        -----        -----
                                                                            11.6%        25.5%        24.1%
                                                                           =====        =====        =====

     Income taxes for 1998 reflect a reduction in the valuation allowance for deferred tax assets of $47. This reduction, reflected in operating results for the quarter ended March 31, 1998 was based on management's annual assessments of the extent to which the benefit of an alternative minimum tax credit carryforward was more likely than not to be realized.

     Deferred income taxes are not provided on the foreign Subsidiaries' undistributed earnings, which approximated $6,262 at March 31, 2000.
     Because those earnings are expected to be permanently reinvested, no provision for federal and state income taxes on those earnings was provided. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to United States income taxes, subject to an adjustment for foreign tax credits. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

     Pursuant to current Chinese tax policies, JL qualifies for a special state corporate tax rate of 15%. Additionally, because JL has agreed to operate in China for a minimum of ten years, a tax holiday (which expired on March 31, 1998) was available for two years, and a 50% tax rate reduction to 7.5% (expected to expire on March 31, 2001) is available for the three years thereafter. After the expiration of the tax holiday, JL is expected to qualify for a reduction of the tax rate to 10%, provided it exports a minimum of 70% of its production. Furthermore, if JL's profits are reinvested in qualified activities in China for a minimum of five years, it may obtain a rebate of 40% of the taxes paid on the reinvested profits. Although JL's undistributed earnings are expected to be permanently reinvested, the Company does not intend to recognize the potential rebate until it is realized. The Hong Kong corporate tax rate, at which ML's earnings are taxed, is 16%.

                                                               YEAR ENDED MARCH
                                                                      31,
                                                               -----------------
                                                                1999      2000
                                                               ------   --------
   Current deferred income tax assets:
    Accrued expenses .......................                    $335     $  343
    Inventory ..............................                     112        588
    Accounts receivable allowances .........                     121        129
    Other ..................................                      12         24
                                                                ----     ------
                                                                $580     $1,084
                                                                ====     ======

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE K. -- INCOME TAXES - (CONTINUED)

                                                                                  YEAR ENDED MARCH 31,
                                                                                  ---------------------
                                                                                     1999        2000
                                                                                  ---------   ---------
   Long-term deferred income tax assets:
    Basis difference in acquired property and equipment .........                   $  --      $2,176
    Other, net ..................................................                      21          13
                                                                                    -----      ------
                                                                                    $  21      $2,189
                                                                                    =====      ======
   Long-term deferred tax liabilities:
    Depreciation, difference between straight-line and
      accelerated methods .......................................                   $ (21)     $  (36)
                                                                                    =====      ======

     The deferred tax assets resulting from the basis difference in acquired property and equipment is net of a valuation allowance of approximately $500, which, if realized, will further reduce goodwill relating to the IC Sensor acquisition.

NOTE L. -- PER SHARE INFORMATION

     Basic per share information is computed based on the weighted average common shares outstanding during each period. Diluted per share information additionally considers the shares that may be issued upon exercise or conversion of stock options, less the shares that may be repurchased with the funds received from their exercise.

     The weighted average options to purchase common stock of 812 were outstanding as of March 31, 1998 but were not included in the computation of diluted earnings per share since the options exercise price was greater than the average market price of the common shares, creating an antidilutive effect.

     The following is a reconciliation of the numerators and denominators of basic and diluted EPS computations:

                                                                                          EARNINGS PER
                                                                NET INCOME     SHARES     COMMON SHARE
                                                               ------------   --------   -------------
   Fiscal Years Ended:
    March 31, 1998
      Basic per share information ...........                     $  777       7,122        $  0.11
      Effect of dilutive securities .........                         --         176
                                                                  ------       -----
      Diluted per share information .........                     $  777       7,298        $  0.11
                                                                  ======       =====
    March 31, 1999
      Basic per share information ...........                     $1,729       7,202        $  0.24
      Effect of dilutive securities .........                         --         274
                                                                  ------       -----
      Diluted per share information .........                     $1,729       7,476        $  0.23
                                                                  ======       =====
    March 31, 2000
      Basic per share information ...........                     $5,531       7,612        $  0.73
      Effect of dilutive securities .........                         --       1,084
                                                                  ------       -----
      Diluted per share information .........                     $5,531       8,696        $  0.64
                                                                  ======       =====
   Nine Months Ended:

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE L. -- PER SHARE INFORMATION - (CONTINUED)

                                                                                          EARNINGS PER
                                                                NET INCOME     SHARES     COMMON SHARE
                                                               ------------   --------   -------------
    December 31, 1999 (unaudited)
      Basic per share information ...........                     $4,596       7,532        $  0.61
      Effect of dilutive securities .........                         --       1,098
                                                                  ------       -----
      Diluted per share information .........                     $4,596       8,630        $  0.53
                                                                  ======       =====
    December 31, 2000 (unaudited)
      Basic per share information ...........                     $7,160       8,179        $  0.88
      Effect of dilutive securities .........                         --         823
                                                                  ------       -----
      Diluted per share information .........                     $7,160       9,002        $  0.80
                                                                  ======       =====

     On September 18, 2000, the Company declared a two-for-one split of its common stock. Shareholders of record as of the close of business on October 3, 2000 were issued a certificate representing one additional share for each two shares held on the record date, payable on October 20, 2000. All prior periods presented have been adjusted to reflect the split.

NOTE M. -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Payments of interest expense were $76, $249 and $368 for the fiscal years ended March 31, 1998, 1999, and 2000, respectively. Payments of income taxes approximated $35, $102 and $681 for the fiscal years ended March 31, 1998, 1999 and 2000, respectively.

     Payments of interest expense approximated $231 and $1,566 for the nine months ended December 31, 1999 and 2000, respectively. Payments of income tax approximated $678 and $153 for the nine months ended December 31, 1999 and 2000, respectively.

NOTE N. -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain property and equipment under noncancellable operating leases expiring on various dates through November 2005. Rent expense, including real estate taxes, insurance and maintenance expenses associated with net operating leases, approximated $350 for the fiscal year ended March 31, 1998, $831 for the fiscal year ended March 31, 1999, and $1,050 for the fiscal year ended March 31, 2000. At March 31, 2000, total minimum rentals under operating leases with initial or remaining noncancellable lease terms of more than one year were:

                              FISCAL YEAR
                              ------------------------------------------
                                2001 ...................................      $1,191
                                2002 ...................................         697
                                2003 ...................................         305
                                2004 ...................................         305
                                2005 ...................................         305

     The Company is involved in various proceedings that are incidental to the normal course of business. The Company does not expect that any of the proceedings will have a material adverse effect on the Company's financial position or results of operations.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE O. -- CONCENTRATIONS

     Financial instruments, which potentially subject the Company to significant concentrations of credit risk principally, are cash investments and trade accounts receivable.

     The Company generally maintains its cash and cash equivalents at major financial institutions in the United States, Hong Kong and China. Cash held in foreign institutions amounted to $279 and $887 at March 31, 1999 and 2000, respectively. The Company periodically evaluates the relative credit standing of financial institutions considered in its cash investment strategy. JL is subject to certain Chinese government regulations, including currency exchange controls, which limit cash dividends and loans to ML and MSI. At March 31, 1999 and 2000, JL's restricted net assets approximated $811 and $3,983, respectively.

     Accounts receivable are concentrated in United States and European distributors and retailers of consumer products. To limit credit risk, the Company evaluates the financial condition and trade payment experience of customers to whom credit is extended. The Company generally does not require customers to furnish collateral, though certain foreign customers furnish letters of credit.

     The Company manufactures the substantial majority of its sensor products, and most of its sensor subassemblies used in its consumer products, in leased premises located in Shenzhen, China. Sensors are also manufactured at the Company's Pennsylvania and California facilities and small production runs are completed at its research facility in Virginia. Additionally, control of the primary subcontractor, certain key management, sales and support activities are conducted at leased premises in Hong Kong. Substantially all the Company's consumer products are assembled in China, primarily by a single supplier, although the Company is utilizing alternative Chinese assemblers. There are no agreements that would require the Company to make minimum payments to the supplier, nor is the supplier obligated to maintain capacity available for the Company's benefit, though the Company accounts for a significant portion of that supplier's revenues. Additionally, most of the Company's products contain key components obtained from a limited number of sources. These concentrations in external and foreign sources of supply present risks of interruption for reasons beyond the Company's control, including, with respect to China, political, economic and legal uncertainties.

NOTE P. -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                    FIRST          SECOND            THIRD         FOURTH
                                                   QUARTER        QUARTER           QUARTER        QUARTER
                                                    ENDED          ENDED             ENDED          ENDED
                                                  JUNE 30,     SEPTEMBER 30,     DECEMBER 31.     MARCH 31,
                                                 ----------   ---------------   --------------   ----------
   Year Ended March 31, 1998
    Net sales .................                   $ 6,600        $  7,345          $  9,235       $ 6,098
    Gross profit ..............                     2,128           2,798             3,257         2,199
    Net income (loss) .........                       (55)            279               628           (75)
    Earnings (loss) per share
      basic ...................                     (0.01)           0.04              0.09         (0.01)
    Earnings (loss) per share
      diluted .................                     (0.01)           0.04              0.09         (0.01)

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE P. -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) - (CONTINUED)

                                              FIRST           SECOND            THIRD         FOURTH
                                             QUARTER         QUARTER           QUARTER        QUARTER
                                              ENDED           ENDED             ENDED          ENDED
                                             JUNE 30,     SEPTEMBER 30,     DECEMBER 31.     MARCH 31,
                                           -----------   ---------------   --------------   ----------
   Year Ended March 31, 1999
    Net sales ..........................     $ 3,522        $ 10,455          $ 13,928       $ 9,691
    Gross profit .......................       1,314           4,026             5,950         3,768
    Net income (loss) ..................        (800)            837             1,260           432
    Earnings (loss) per share
      basic ............................       (0.11)           0.12              0.17          0.06
    Earnings (loss) per share
      diluted ..........................       (0.11)           0.12              0.17          0.05
   Year Ended March 31, 2000
    Net sales ..........................     $12,021        $ 15,445          $ 15,960       $16,571
    Gross profit .......................       5,410           6,697             7,153         7,685
    Net income .........................       1,008           1,720             1,868           935
    Earnings per share basic ...........        0.14            0.23              0.24          0.12
    Earnings per share diluted .........        0.12            0.20              0.21          0.11


     Earnings (loss) per share data adjusted to reflect the October 20, 2000 stock split.

NOTE Q -- SEGMENT INFORMATION

     The Company's reportable segments are strategic business units that offer different products. They are managed separately because each business requires different technology and marketing strategies. The Company has two reportable segments: Sensors and Consumer Products. The Sensor segment designs, manufactures, markets and sells sensors for OEM (Original Equipment Manufacture) applications and includes the Company's "MSP" transducer and Piezoelectric product lines. Consumer Products segment designs, manufactures, markets and sells sensor-based consumer products. The Company has no material intersegment sales.

     The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies.

     At March 31, 2000, the Subsidiaries' total assets aggregated $10,650, of which $5,185 was in Hong Kong and $5,465 was in China. At March 31, 1999, the Subsidiaries' total assets aggregated $4,272, of which $2,392 was in Hong Kong and $1,880 was in China. The Company is potentially subject to the risks of foreign currency transaction and translation losses that might result from fluctuations in the values of the Hong Kong dollar and the Chinese renminbi. At March 31, 2000, the Subsidiaries had net liabilities of $3,177 subject to fluctuation in the value of the Hong Kong dollar and net assets of $2,171 subject to fluctuation in the value of the Chinese renminbi. The Subsidiaries' operations reflect intercompany transfers of costs and expenses, including interest on intercompany trade receivables, at amounts established by the Company.

     Operating profitability consists of selling, general and administrative, research and development and customer funded development. Long-term assets include goodwill, property, plant and equipment and other intangible assets.

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE Q -- SEGMENT INFORMATION - (CONTINUED)

     The following is information related to industry segments:

                                                                                     NINE MONTHS ENDED
                                                  YEAR ENDED MARCH 31,                 DECEMBER 31,
                                          ------------------------------------   -------------------------
                                             1998         1999         2000         1999          2000
                                          ----------   ----------   ----------   ----------   ------------
   Net sales:
    Consumer products .................    $ 27,023     $ 30,526     $ 44,123     $ 33,146      $ 44,493
    Sensors ...........................       2,255        7,070       15,874       10,280        34,376
                                           --------     --------     --------     --------      --------
      Total ...........................    $ 29,278     $ 37,596     $ 59,997     $ 43,426      $ 78,869
                                           ========     ========     ========     ========      ========
   Operating profitability:
    Consumer products .................    $  3,187     $  5,862     $  9,302     $  8,648      $  9,983
    Sensors ...........................         714          437        3,275        2,615         5,745
    Corporate overhead ................      (2,996)      (3,675)      (4,985)      (4,918)       (4,875)
                                           --------     --------     --------     --------      --------
      Operating profitability .........    $    905     $  2,624     $  7,592     $  6,345      $ 10,853
                                           ========     ========     ========     ========      ========
   Depreciation and amortization:
    Consumer products .................    $    555     $    719     $  1,079     $    521      $    700
    Sensors ...........................          39          399        1,004          576         2,004
                                           --------     --------     --------     --------      --------
      Total ...........................    $    594     $  1,118     $  2,083     $  1,097      $  2,704
                                           ========     ========     ========     ========      ========
   Segment assets:
    Consumer products .................    $  8,652     $  9,033     $ 12,505     $ 11,502      $ 22,407
    Sensors ...........................         676        6,191       23,672        7,827        54,807
    Corporate overhead ................         889        3,311        3,470        7,899         3,685
                                           --------     --------     --------     --------      --------
      Total ...........................    $ 10,217     $ 18,535     $ 39,647     $ 27,228      $ 80,899
                                           ========     ========     ========     ========      ========
   Capital expenditures:
    Consumer products .................    $  1,036     $    949     $    841        1,192      $  1,461
    Sensors ...........................          --          121        1,669        1,150         2,965
                                           --------     --------     --------     --------      --------
      Total ...........................    $  1,036     $  1,070     $  2,510     $  2,342      $  4,426
                                           ========     ========     ========     ========      ========

     The following shows information about the Company's foreign operations for the fiscal years ended March 31, are as follows:

                                  FISCAL YEARS ENDED MARCH 31,
                              ------------------------------------
                                 1998         1999         2000
                              ----------   ----------   ----------
   Net Sales:
    Germany ...............    $10,556      $ 9,056      $ 9,835
    Other Europe ..........      1,723        3,585        5,857
    Other .................        546        1,705        1,351
    United States .........     16,453       23,250       42,954
                               -------      -------      -------
    Total .................    $29,278      $37,596      $59,997
                               =======      =======      =======

                         MEASUREMENT SPECIALTIES, INC.

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

NOTE Q -- SEGMENT INFORMATION - (CONTINUED)

     Long lived assets located in countries other than the United States at March 31, are as follows:

                                                                                  MARCH 31,
                                                                             -------------------
                                                                               1999       2000
                                                                             --------   --------
Long lived assets:
Hong Kong ............................                                       $  543     $  707
China ................................                                          862      1,936
                                                                              ------     ------
Total ................................                                        $1,405     $2,643
                                                                              ======     ======

                         MEASUREMENT SPECIALTIES, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                   Years ended March 31, 1998, 1999 and 2000
       and the nine months ended December 31, 1999 and 2000 (unaudited)
                 (amounts in thousands, except per share data)

               COLUMN A                  COLUMN B              COLUMN C              COLUMN D        COLUMN E
-------------------------------------  ------------  ---------------------------- --------------   -----------
                                                              ADDITIONS
                                                     ----------------------------
                                        BALANCE OF    CHARGED TO     CHARGED TO                       BALANCE OF
                                         BEGINNING     COSTS AND       OTHER                             END
                                         OF PERIOD     EXPENSES       ACCOUNTS        DEDUCTIONS      OF PERIOD
                                       ------------  ------------ ---------------   --------------   -----------
Year Ended March 31, 1998:
 Deducted from asset accounts:
   Allowance for doubtful accounts ..      $ 44         $ 314         $   --           $   (5)(a)       $  363
   Write-downs of inventories .......       236           430             --              281 (b)          385
                                           ----         -----         ------           ------           ------
                                           $280         $ 744         $   --           $  276           $  748
                                           ====         =====         ======           ======           ======
 Product warranty obligations .......      $496         $ 549         $   --           $  573 (c)       $  472
                                           ====         =====         ======           ======           ======
Year Ended March 31, 1999:
 Deducted from asset accounts:
   Allowance for doubtful accounts ..      $363         $ 199         $   --           $  236 (a)       $  326
   Write-downs of inventories .......       385           439             --              288 (b)          536
                                           ----         -----         ------           ------           ------
                                           $748         $ 638         $   --           $  524           $  862
                                           ====         =====         ======           ======           ======
 Product warranty obligations .......      $472         $ 403         $  204 (d)       $  487 (c)       $  592
                                           ====         =====         ======           ======           ======
Year Ended March 31, 2000:
 Deducted from asset accounts:
   Allowance for doubtful accounts ..      $326         $  (8)        $   --               --           $  318
   Write-downs of inventories .......       536           362             --               --              898
                                           ====         =====         ======           ======           ======
                                           $862         $ 354         $   --               --           $1,216
                                           ====         =====         ======           ======           ======
 Product warranty obligations .......      $592         $ (80)        $   --               --           $  512
                                           ====         =====         ======           ======           ======

----------
(a) Bad debts written off, net of recoveries.
(b) Cost of inventories scrapped.
(c) Cost of warranty claims.
(d) Acquired through Sensor acquisition.

REPORT OF INDEPENDENT AUDITORS

     We have audited the accompanying combined balance sheets of TRW Sensors & Components (the "Company") which consists of the U.S. and U.K. Sensors Businesses of the TRW Sensors and Components Division, as of December 31, 1999, March 31, 1999, and January 31, 1999, and the related combined statements of operations, changes in net investment, and cash flows for the nine-month period ended December 31, 1999, the two-month period ended March 31, 1999, and the year ended January 31, 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of TRW Sensors & Components at December 31, 1999, March 31, 1999, and January 31, 1999, and the results of its operations and its cash flows for the nine-month period ended December 31, 1999, the two-month period ended March 31, 1999, and the year ended January 31, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP


October 16, 2000
Cleveland, Ohio

                           TRW SENSORS & COMPONENTS

                            COMBINED BALANCE SHEETS
                            (amounts in thousands)

                                                           DECEMBER 31,     MARCH 31,     JANUARY 31,
                                                               1999            1999          1999
                                                          --------------   -----------   ------------
                                                                              PREDECESSOR BUSINESS
                                                                           --------------------------
ASSETS
Current assets:
 Cash and cash equivalents ............................      $   940         $ 2,470        $ 2,372
 Accounts receivable, net .............................        4,882           5,426          5,175
 Inventory, net .......................................        5,179           4,035          3,757
 Prepaid expenses and other current assets ............          207             648            576
 Receivables from TRW Inc./LucasVarity units ..........          275             349            681
                                                             -------         -------        -------
   Total current assets ...............................       11,483          12,928         12,561
Deferred income taxes .................................          410             155            145
Property, plant and equipment, net ....................        3,616           3,375          3,329
Prepaid benefit cost ..................................          695             745            756
Goodwill, net .........................................        1,766           7,514          7,676
Receivable from Lucas Control Systems .................        2,758           2,663          3,883
                                                             -------         -------        -------
   Total assets .......................................      $20,728         $27,380        $28,350
                                                             =======         =======        =======
LIABILITIES AND NET INVESTMENT
Current liabilities:
 Accounts payable .....................................      $ 1,605         $ 2,440        $ 2,811
 Accrued liabilities ..................................        1,069           1,597          2,912
 Payables to other TRW Inc./LucasVarity units .........          894           1,010             --
 Income taxes payable (receivable) ....................         (122)            476            516
                                                             -------         -------        -------
   Total current liabilities ..........................        3,446           5,523          6,239
 Long-term deferred income taxes ......................          291              74             70
 Net investment .......................................       16,991          21,783         22,041
                                                             -------         -------        -------
   Total liabilities and net investment ...............      $20,728         $27,380        $28,350
                                                             =======         =======        =======

                  See notes to combined financial statements.

                           TRW SENSORS & COMPONENTS

                       COMBINED STATEMENTS OF OPERATIONS
                            (amounts in thousands)

                                                    NINE MONTHS ENDED     TWO MONTHS ENDED        YEAR ENDED
                                                    DECEMBER 31, 1999      MARCH 31, 1999      JANUARY 31, 1999
                                                   -------------------   ------------------   -----------------
                                                                                  PREDECESSOR BUSINESS
                                                                         --------------------------------------
Net sales ......................................         $21,843             $ 5,160              $ 35,577
Cost of sales ..................................          10,495               2,805                17,129
                                                         -------              -------             --------
    Gross profit ...............................          11,348               2,355                18,448

   Selling, general and administrative expenses.          11,672               2,536                19,289
   Allocated corporate, general and
    administrative expenses ....................             614                 136                   (41)
   Other (income) expenses, net ................              --                  --                   181
   Gain on sale of assets ......................              --                  --                (2,240)
                                                                                                  --------
   (Loss) earnings before income taxes .........            (938)               (317)                1,259
Income taxes:
 Current:
   Federal .....................................            (551)                (40)                  492
   State and local .............................             (47)                 --                    24
                                                         -------              -------             --------
                                                            (598)                (40)                  516
 Deferred:
   Federal .....................................             239                    (6)                257
                                                         -------              ---------           --------
                                                            (359)                (46)                  773
                                                         -------              --------            --------
Net (loss) income ..............................         $  (579)             $ (271)             $    486
                                                         =======              ========            ========

                  See notes to combined financial statements.

                           TRW SENSORS & COMPONENTS

                COMBINED STATEMENTS OF CHANGES IN NET INVESTMENT
                            (amounts in thousands)

                                                                                        CUMULATIVE
                                                                                       TRANSLATION     TOTAL NET
                                                                    NET INVESTMENT      ADJUSTMENT     INVESTMENT
                                                                   ----------------   -------------   -----------
Balance at February 1, 1998 ....................................       $ 23,593          $   --        $ 23,593
Net earnings for the year ended January 31, 1999 ...............            486              --             486
Translation adjustment .........................................             --               4               4
                                                                                                       --------
 Comprehensive income ..........................................                                            490
Intercompany treasury account activity .........................            317              --             317
Net transfers to Lucas Control Systems .........................         (2,359)             --          (2,359)
                                                                       --------          ------        --------
 Balance at January 31, 1999 ...................................         22,037               4          22,041
Net (loss) for the two months ended March 31, 1999 .............           (271)             --            (271)
Translation adjustment .........................................             --             (36)            (36)
                                                                                                       --------
 Comprehensive income ..........................................                                           (307)
Intercompany treasury account activity .........................         (2,536)             --          (2,536)
Net transfers from Lucas Control Systems .......................          2,585              --           2,585
                                                                       --------          ------        --------
 Balance at March 31, 1999 .....................................         21,815             (32)         21,783
Net (loss) for the nine months ended December 31, 1999 .........           (579)                           (579)
Translation adjustment .........................................             --              18              18
                                                                                                       --------
 Comprehensive income ..........................................                                           (561)
Write-off of goodwill upon acquisition by TRW, Inc. ............         (7,514)             --          (7,514)
Intercompany treasury account activity .........................         (1,426)             --          (1,426)
Additional investment by TRW, Inc. .............................          1,800              --           1,800
Net transfers from TRW Lucas Control Systems ...................          2,909              --           2,909
                                                                       --------          ------        --------
 Balance at December 31, 1999 ..................................       $ 17,005          $  (14)       $ 16,991
                                                                       ========          ======        ========

                  See notes to combined financial statements.

                           TRW SENSORS & COMPONENTS

                       COMBINED STATEMENTS OF CASH FLOWS
                            (amounts in thousands)

                                                             NINE MONTHS ENDED   TWO MONTHS ENDED      YEAR ENDED
                                                             DECEMBER 31, 1999    MARCH 31, 1999    JANUARY 31, 1999
                                                            ------------------- ------------------ -----------------
                                                                                        PREDECESSOR BUSINESS
                                                                                ------------------------------------
Operating activities:
 Net income (loss) ........................................      $   (579)           $  (271)          $    486
 Adjustments to reconcile net income (loss) to net cash
   (used in) provided by operating activities:
   Depreciation and amortization ..........................           499                267              1,333
   Deferred income taxes ..................................           239                   (6)             257
   Gain on disposal of fixed assets .......................            --                 --             (2,240)
   Changes in operating assets and liabilities:
    Accounts receivable ...................................           545               (251)              (620)
    Inventories and prepaid expenses ......................          (832)                75              1,089
    Accounts payable and other accruals ...................        (1,363)            (1,686)             3,307
    Income taxes payable ..................................          (598)               (41)               516
    Other, net ............................................            49                 10               (291)
                                                                 --------            ---------         --------
 Net cash (used in) provided by operating activities ......        (2,040)            (1,903)             3,837
Investing activities:
 Capital expenditures .....................................          (272)              (123)            (1,473)
 Proceeds from sale of fixed assets .......................            --                 --              2,240
 Purchase of intangibles ..................................            --               (425)                --
                                                                 --------            ---------         --------
Net cash (used in) provided by investing activities .......          (272)              (548)               767
Financing activities:
 Allocation of goodwill and revaluation of fixed asset
   by TRW Inc. ............................................        (2,145)                --                 --
 Net transfers and payments (to)/from TRW
   Inc./LucasVarity .......................................         2,909              2,585             (2,359)
                                                                 --------            ---------         --------
 Net cash provided by (used in) financing activities ......           764              2,585             (2,359)
                                                                 --------            ---------         --------
(Decrease) increase in cash and cash equivalents ..........        (1,548)               134              2,245
Effect of exchange rate changes on cash ...................            18                (36)                 4
Cash and cash equivalents at beginning of period ..........         2,470              2,372                123
                                                                 --------            ---------         --------
Cash and cash equivalents at end of period ................      $    940            $ 2,470           $  2,372
                                                                 ========            =========         ========

                  See notes to combined financial statements.

                            TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)

NOTE A. BASIS OF PRESENTATION

     Measurement Specialties Inc. ("MSI") and TRW Sensors & Components entered into an Agreement of Purchase and Sale ("the Agreement") as of August 4, 2000 for the sale of the U.S. and U.K. businesses of the TRW Sensors & Components Division (the "Company") to MSI for a cash purchase price of $17,689, subject to post-closing adjustment.

     The combined financial statements of TRW Sensors & Components include the financial statements of the U.S. and U.K. businesses of the TRW Sensors & Components Division. All significant intragroup accounts and transactions have been eliminated in combination.

     On March 25, 1999, TRW Inc. acquired LucasVarity. The transaction was accounted for as a purchase. Assets and liabilities were recorded based on their respective fair values. The Company's accompanying financial statements for the year ended January 31, 1999 (the fiscal year of Lucas Varity)and two months ended March 31, 1999 represent the Company prior to acquisition by TRW Inc. The financial statements for the nine months ended December 31, 1999 (the fiscal year of TRW Inc.) represent the Company subsequent to acquisition by TRW Inc.

     The Company has engaged in the business of manufacturing and selling sensors and components, at premises in Hampton, Virginia, USA, and Slough, U.K.

NOTE B. SIGNIFICANT ACCOUNTING POLICIES

     1. Revenue Recognition

     The Company recognizes revenue when the product is shipped.


     2. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of December 31, 1999, March 31, 1999, and January 31, 1999, and reported amounts of net sales and expenses for the nine months ended December 31, 1999, the two months ended March 31, 1999, and the year ended January 31, 1999. Actual results could differ from those estimates.

     3. Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     4. Accounts Receivable

     The Company has established receivable reserves of $162, $152, and $36 at December 31, 1999, March 31, 1999, and January 31, 1999, respectively.

  5. Concentration of Credit Risk

     Credit risk with respect to accounts receivable is concentrated principally with companies in the industrial, medical, process control, offshore oil and gas recovery, aerospace, automotive and defense industries, operating principally in the United States and United Kingdom. Customers are not required to provide collateral.

                           TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)

NOTE B. SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

     6. Inventory

     Inventories are valued at lower of cost (principally using the last-in, first-out method (LIFO)) or market value. If the first-in, first-out method of inventory accounting had been used exclusively by the Company, inventory would have been approximately $693 higher than reported at January 31, 1999 and March 31, 1999. Upon purchase by TRW, the Company's inventory was revalued to fair market and the LIFO reserve was set to $0.

     Inventory consists of the following:

                                 DECEMBER 31, 1999     MARCH 31, 1999     JANUARY 31, 1999
                                -------------------   ----------------   -----------------
   Raw material .............         $ 2,871              $ 2,782            $ 2,751
   Work-in-process ..........           1,808                1,485              1,537
   Finished goods ...........           1,008                  963              1,027
                                      -------              -------            -------
                                        5,687                5,230              5,315
   Less allowance ...........             508                1,195              1,558
                                      -------              -------            -------
   Inventory, net ...........         $ 5,179              $ 4,035            $ 3,757
                                      =======              =======            =======

     7. Property, Plant and Equipment

     Property, plant and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful lives of assets which range from three to ten years. Property, plant and equipment is comprised of the following categories:

                                                     DECEMBER 31, 1999     MARCH 31, 1999     JANUARY 31, 1999
                                                    -------------------   ----------------   -----------------
   Machinery and equipment ......................         $ 6,831              $ 8,037            $ 7,932
   Construction in progress .....................             806                  963                943
   Other ........................................             107                  334                336
                                                          -------              -------            -------
   Total property, plant and equipment ..........           7,744                9,334              9,211
   Less accumulated depreciation ................           4,128                5,959              5,882
                                                          -------              -------            -------
   Property, plant and equipment, net ...........         $ 3,616              $ 3,375            $ 3,329
                                                          =======              =======            =======

     On April 1, 1999, TRW Inc. hired an independent appraiser to conduct a valuation of fixed assets. Property, plant and equipment was increased by approximately $343 as a result of the appraisal.

     8. Advertising Costs

     The Company charges the cost of advertising to expense the first time the advertising takes place. The Company expensed $178, $39 and $230 for the nine months ended December 31, 1999, the two months ended March 31, 1999, and the year ended January 31, 1999, respectively.

                           TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)

NOTE B. SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

     9. Comprehensive Income

     The components of accumulated other comprehensive income (loss) for the nine months ended December 31, 1999, the two months ended March 31, 1999, and the year ended January 31, 1999 are as follows:

                                                            DECEMBER 31, 1999     MARCH 31, 1999     JANUARY 31, 1999
                                                           -------------------   ----------------   -----------------
   Foreign currency translation income (loss) ..........          $  18               $  (36)               $4
   Accumulated other comprehensive (loss)
    income .............................................            (14)                 (32)                4

     10. Income Taxes

     Income taxes have been provided on a separate return basis. The tax provision is determined by multiplying the local statutory income tax rate by local statutory book income (decreased or increased by local deductible or non-deductible items.) Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     It is the Company's intention to reinvest undistributed earnings of its U.K. business and, thereby, indefinitely postpone their remittance. Accordingly, deferred income taxes have not been provided for accumulated undistributed earnings.

     11. Accounting Pronouncements

     In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. Management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended during June 2000 by Financial Accounting Standards Board
     Statement No. 138, "Accounting for Certain Derivative Investments and Certain Hedging Activities" and is required to be adopted in fiscal years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company.

NOTE C. GOODWILL

     Prior to acquisition by TRW, the Company had goodwill of $8,646 at February 1, 1998. Amortization expense for the year ended January 31, 1999 was $970 and for the two months ended March 31, 1999 was $162. This goodwill was eliminated through purchase accounting adjustments upon the TRW acquisition.

     On April 1, 1999, TRW Inc. recorded approximately $1.8 million of total goodwill related to the acquisition of the Company. At December 31, 1999, accumulated amortization was approximately $34. Goodwill is being amortized on a straight-line basis over 40 years.

                           TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)

NOTE D. EMPLOYEE BENEFIT PLANS

1.   Pension Plans

     The U.K. business has a defined benefit pension plan for substantially all employees. The other operations of the Company do not have a defined benefit pension plan, as these respective employees did not begin participating in the TRW Salaried Pension Plan until on or after January 1, 2000. In fiscal year 1997, the U.S. defined benefit plan was converted to a cash balance plan, however the transfer of funds did not occur until fiscal year 1998. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the year ended January 31, 1999, two months ended March 31, 1999, and nine months ended December 31, 1999 and a statement of the funded status as of January 31, 1999, March 31, 1999, and December 31, 1999:

                                                                                                      JANUARY 31, 1999
                                                           DECEMBER 31, 1999     MARCH 31, 1999    ----------------------
                                                                NON-U.S.            NON-U.S.          U.S.       NON-U.S.
                                                          -------------------   ----------------   ----------   ---------
   Change in benefit obligations:
    Benefit obligations at beginning of period:                $  2,854              $ 2,793        $  3,000     $ 2,460
      Service cost ....................................              91                   20              --         114
      Interest cost ...................................             185                   41             210         219
      Actuarial loss ..................................              --                   --             607          --
      Benefits paid ...................................              --                   --          (3,817)         --
                                                               --------              -------        --------     -------
   Benefit Obligations at end of period ...............           3,130                2,854              --       2,793
   Change in plan assets:
    Fair value of plan assets at beginning of
      period:                                                     3,599                3,549           3,494       3,271
      Actual return on plan assets ....................             226                   50             323         278
      Plan receivable .................................           1,557                   --              --          --
      Benefits paid ...................................              --                   --          (3,817)         --
                                                               --------              -------        --------     -------
   Fair value of plan assets at end of period .........           5,382                3,599              --       3,549
                                                               --------              -------        --------     -------
   Funded status of the plan ..........................           2,252                  745              --         756
   Unrecognized actuarial (gain) ......................          (1,557)                  --              --          --
                                                               --------              -------        --------     -------
   Total recognized ...................................        $    695              $   745        $     --     $   756
                                                               ========              =======        ========     =======

                           TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)
NOTE D. EMPLOYEE BENEFIT PLANS - (CONTINUED)

     The following table provides the components of net pension cost for the plans as of December 31, 1999, March 31, 1999 and January 31, 1999:

                                                                DECEMBER 31,     MARCH 31,      JANUARY 31, 1999
                                                                    1999           1999      -----------------------
                                                                  NON -U.S.      NON-U.S.        U.S.       NON-U.S.
                       (IN THOUSANDS)                          --------------   ----------   -----------   ---------
   Defined benefit plans:
    Service cost-benefits earned during the year ...........       $   91         $  20        $    --      $  114
    Interest cost on projected benefit obligations .........          185            41            210         219
    Expected return on plan assets .........................         (226)          (50)          (323)       (278)
    FAS 88 .................................................           --            --           (232)         --
                                                                   ------         -----        -------      ------
    Total pension cost .....................................       $   50         $  11        $  (345)     $   55
                                                                   ======         =====        =======      ======

     The  assumptions   used  in  the  measurement  of  the  Company's   benefit
     obligations are shown in the following table:

                                                         DECEMBER 31,     MARCH 31,      JANUARY 31, 1999
                                                             1999           1999      ----------------------
                                                           NON -U.S.      NON-U.S.       U.S.       NON-U.S.
                                                        --------------   ----------   ----------   ---------
   Actuarial assumptions:
    Discount rate ...................................         8.50%          8.50%        7.00%       8.50%
    Expect return on plan assets ....................         8.50%          8.50%        9.25%       8.50%
    Rate of increase of compensation levels .........         6.50%          6.50%       N/A          6.50%

     The U.S. business offered a defined cash balance plan for the benefit of all eligible employees during fiscal year 1998. The company makes a pension contribution to the account of each eligible participant equal to 2% to 9% of the participant's wages based on the participant's age. In addition, the company matches 50% of the first 6% of employee contributions. The company recognized pension expense related to this plan of approximately $258, $58, and $284 for the nine months ended December 31, 1999, the two months ended March 31, 1999, and the year ended January 31, 1999, respectively.

     The Company did not provide postretirement benefits other than pensions to its employees and therefore does not have a liability for this purpose.

                            TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (amounts in thousands)

NOTE E. INCOME TAXES

     (Loss) earnings before income taxes:

                      NINE MONTHS ENDED   TWO MONTHS ENDED      YEAR ENDED
                      DECEMBER 31, 1999    MARCH 31, 1999    JANUARY 31, 1999
                     ------------------- ------------------ -----------------
   U.S. ............      $  (1,029)          $  (187)           $   474
   Non-U.S .........             91              (130)               785
                          ---------           -------            -------
                          $    (938)          $  (317)           $ 1,259
                          =========           =======            =======

     Provision (benefit) for income taxes:

                                                 NINE MONTHS ENDED   TWO MONTHS ENDED      YEAR ENDED
                                                 DECEMBER 31, 1999    MARCH 31, 1999    JANUARY 31, 1999
                                                ------------------- ------------------ -----------------
   Current:
    U.S. federal ..............................       $  (555)            $  (1)             $ 279
    Non-U.S. ..................................             4               (39)               213
    U.S. state and local ......................           (47)               --                 24
                                                      -------             -------            -----
                                                         (598)              (40)               516
   Deferred:
    U.S. federal ..............................           211                (6)               221
    Non-U.S. ..................................            28                --                 36
                                                      -------             -------            -----
                                                          239                (6)               257
    Total provision (benefit) for income taxes        $  (359)            $ (46)             $ 773
                                                      =======             =======            =====

     Income taxes differ from the statutory rate principally due to the following:

                                                    NINE MONTHS ENDED   TWO MONTHS ENDED      YEAR ENDED
                                                    DECEMBER 31, 1999    MARCH 31, 1999    JANUARY 31, 1999
                                                   ------------------- ------------------ -----------------
   U.S. statutory income tax rate ................       $ (319)            $  (108)            $ 428
   Effect of non-deductible goodwill .............           --                  55               330
   State and local income taxes net of federal
    tax benefit ..................................          (47)                 --                24
   Effect of tax rate differential on foreign
    operations ...................................           (4)                  4               (23)
   Other permanent differences ...................           11                   3                14
                                                         --------           -------             -----
   Effective income tax rate .....................       $ (359)            $   (46)            $ 773
                                                         ========           =======             =====

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1999, March 31, 1999, and January 31, 1999:

                                       DEFERRED INCOME TAX ASSETS            DEFERRED INCOME TAX LIABILITIES
                                ---------------------------------------- ---------------------------------------
                                 DECEMBER 31,   MARCH 31,   JANUARY 31,   DECEMBER 31,   MARCH 31,   JANUARY 31,
                                     1999          1999         1999          1999          1999        1999
                                -------------- ----------- ------------- -------------- ----------- ------------
   Inventory ..................      $  42        $ 106        $ 106          $ 168         $ --        $ --
   Fixed assets ...............         --           --           --            123           74          70
   Accrued expenses ...........         92           49           39             --           --          --
   Net operating loss carry
    forward ...................        276           --           --             --           --          --
                                     -----        -----        -----          -----         ----        ----
   Total ......................      $ 410        $ 155        $ 145          $ 291         $ 74        $ 70
                                     =====        =====        =====          =====         ====        ====

                           TRW SENSORS & COMPONENTS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                            (amounts in thousands)

NOTE F. RELATED PARTY TRANSACTIONS

     TRW Lucas Control System (LCS) Headquarters incurred general and administrative expenses that related to all LCS operating units, which were allocated to the operating units based on a percentage of each operating unit's sales revenue. The Company recorded these expenses with an offsetting entry to the intercompany receivable/payable account.

     The Company sold manufactured goods to affiliates of LucasVarity and TRW. Revenues from sales to LucasVarity and TRW affiliates for the nine months ended December 31, 1999, two months ended March 31, 1999 and the year ended January 31, 1999 were approximately $501, $68 and $184, respectively.

NOTE G. COMMITMENTS AND CONTINGENCIES

     The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. In 1994, the Company was named defendant regarding a patent infringement lawsuit. As of the year ended January 31, 1999, two months ended March 31,1999, and nine months ended December 31, 1999, the Company had a reserve of approximately $500 related to this lawsuit.

     The Company is subject to various other legal proceedings that arose in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of the Company.

NOTE H. SEGMENTS

     The Company has one operating segment; the sale of sensors and components for the industrial, medical, process control, offshore oil and gas recovery, aerospace, automotive and defense industries operating primarily in the U.S. and U.K.

     Information concerning principal geographic areas for and as of the nine-month period ended December 31, 1999, the two-month period ended March 31, 1999 and the year ended January 31, 1999 follows.

                                                        U.S.         U.K.         TOTAL
                                                    -----------   ----------   -----------
   Revenues from external customers:
    Nine months ended December 31, 1999 .........    $ 14,508      $ 7,335      $ 21,843
    Two months ended March 31, 1999 .............       3,345        1,815         5,160
    Year ended January 31, 1999 .................      20,490       15,087        35,577
   Property, plant and equipment, net:
    December 31, 1999 ...........................    $  2,171      $ 1,445      $  3,616
    March 31, 1999 ..............................       1,844        1,531         3,375
    January 31, 1999 ............................       1,981        1,348         3,329

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
 IC SENSORS, INC.:

We have audited the accompanying balance sheets of IC Sensors, Inc. (a California corporation and a wholly-owned subsidiary of PerkinElmer, Inc.) (see
Note 1) as of December 31, 1999 and 1998, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IC Sensors, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
April 28, 2000

                               IC SENSORS, INC.

                                BALANCE SHEETS

                                                                                  AS OF DECEMBER 31,
                                                                          -----------------------------------
                                                                                1999               1998
                                                                          ----------------   ----------------
ASSETS
Current assets:
Cash and cash equivalents .............................................    $     615,057      $     214,549
Accounts receivable, net of allowance for doubtful accounts of $539,454
 and $402,609, respectively............................................        2,500,724          6,568,376
Inventories, net (Notes 2 and 3) ......................................        2,271,936          4,041,486
Other current assets ..................................................          110,883            146,086
                                                                           -------------      -------------
   Total current assets ...............................................        5,498,600         10,970,497
Property and equipment, net (Notes 2 and 4) ...........................          622,123          1,636,452
Goodwill, net of accumulated amortization of $4,644,118 and $4,339,904,
 respectively (Note 2) ................................................        2,966,082          3,270,296
                                                                           -------------      -------------
   Total assets .......................................................    $   9,086,805      $  15,877,245
                                                                           =============      =============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable .....................................................    $     603,015      $   1,204,874
 Accrued liabilities ..................................................        1,353,063          1,526,376
 Payable to Parent (Note 7) ...........................................       25,667,386         26,000,667
                                                                           -------------      -------------
Total current liabilities .............................................       27,623,464         28,731,917
Commitments and contingencies (Note 6)
Stockholders' deficit:
 Common stock $1.00 par value, 500 shares authorized, issued and
   Outstanding ........................................................              500                500
 Additional paid-in capital ...........................................       30,506,328         30,506,328
 Accumulated deficit ..................................................      (49,043,487)       (43,361,500)
                                                                           -------------      -------------
   Total stockholders' deficit ........................................      (18,536,659)       (12,854,672)
                                                                           -------------      -------------
   Total liabilities and stockholders' deficit ........................    $   9,086,805      $  15,877,245
                                                                           =============      =============

The  accompanying notes to combined financial statements are an integral part of these balance sheets.

                               IC SENSORS, INC.

               STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                       FISCAL YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                            1999             1998
                                                      ---------------- ----------------
Net sales (Note 8) ..................................  $  15,224,163    $  27,729,325
Cost of sales .......................................     15,452,199       22,265,156
                                                       -------------    -------------
 Gross profit (loss) ................................       (228,036)       5,464,169
Selling, general and administrative expense .........      5,367,589        7,223,399
                                                       -------------    -------------
 Loss from operations ...............................     (5,595,625)      (1,759,230)
Other expenses ......................................         86,362          352,287
                                                       -------------    -------------
 Net loss ...........................................     (5,681,987)      (2,111,517)
Accumulated deficit:
 Beginning of year ..................................    (43,361,500)     (41,249,983)
                                                       -------------    -------------
 End of year ........................................  $ (49,043,487)   $ (43,361,500)
                                                       =============    =============

The  accompanying notes to combined financial statements are an integral part of these statements.

                               IC SENSORS, INC.

                           STATEMENTS OF CASH FLOWS

                                                                     FISCAL YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------
                                                                          1999             1998
                                                                    ---------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss .......................................................   $ (5,681,987)    $ (2,111,516)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and amortization ..................................      1,752,809        2,200,120
Changes in assets and liabilities:
   Accounts receivable ............................................      4,067,651       (2,824,360)
   Prepaid expenses and other current assets ......................         35,203           17,387
   Inventory ......................................................      1,769,550        1,211,735
   Accounts payable ...............................................       (601,859)         (10,931)
   Accrued expenses ...............................................       (173,313)        (221,981)
   Payable to parent ..............................................       (333,281)       2,290,089
                                                                      ------------     ------------
Net cash provided by operating activities .........................        834,773          550,543
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...........................................       (434,265)        (495,335)
                                                                      ------------     ------------
Increase in cash and cash equivalents .............................        400,508           55,208
Cash and cash equivalents at beginning of year ....................        214,549          159,341
                                                                      ------------     ------------
Cash and cash equivalents at end of year ..........................   $    615,057     $    214,549
                                                                      ============     ============

The  accompanying notes to combined financial statements are an integral part of these statements.

                                IC SENSORS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     IC Sensors, Inc. (the "Company") is engaged in the manufacture of micromachined sensing and control components for the automotive, medical, industrial and consumer products industries.

     The common stock of the Company (formerly known as EG&G IC Sensors) was wholly-owned by PerkinElmer, Inc. (the "Parent") until the Company's sale to Measurement Specialties, Inc. ("MSI") in February 2000 (see Note 9). As also discussed in Note 9, in addition to the common stock of the Company, MSI also acquired from the Parent certain assets (primarily inventory and fixed assets) from PerkinElmer Singapore Pte Ltd. (referred to as "Batam").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Inventories

     Inventories are stated at the lower of cost or market, determined by the first-in, first-out (FIFO) method.

     Plant and Equipment

     Plant and equipment are carried at cost. Major additions are capitalized; expenditures for repairs and maintenance are charged against earnings as incurred.

     Plant and equipment are depreciated using the straight-line method over the following estimated useful lives:

          Machinery and equipment 3 to 7 years
          Leasehold improvements  7 years

     Use of Estimates

     The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Research and Development

     Research and development costs are charged to operations as incurred. Such costs were $1,754,373 and $1,802,666 for the years ended December 31, 1999 and 1998, respectively.

     Goodwill

     Goodwill represents the excess of cost over the fair value of assets acquired and liabilities assumed related to acquisitions by the Company. Goodwill is amortized, on a straight-line basis, over 25 years.

     The recoverability of long-term assets, including goodwill, is evaluated based upon operating results and other changes in the business or business environment (see Note 9).

                               IC SENSORS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 3. INVENTORIES

     The components of net inventories at December 31, 1999 and 1998 consisted of the following:

                                                                 DECEMBER 31,
                                                       ---------------------------------
                                                             1999              1998
                                                       ---------------   ---------------
   Raw materials ................................       $  1,107,289      $  1,756,884
   Work-in-process ..............................          1,131,951         1,945,425
   Finished goods ...............................          1,532,232         1,478,504
                                                        ------------      ------------
                                                           3,771,472         5,180,813
   Less reserves ................................         (1,499,536)       (1,139,327)
                                                        ------------      ------------
    Net inventories .............................       $  2,271,936      $  4,041,486
                                                        ============      ============

NOTE 4. PLANT AND EQUIPMENT, NET

     Plant and equipment consisted of the following at December 31, 1999 and 1998:

                                                                          DECEMBER 31,
                                                                ---------------------------------
                                                                      1999              1998
                                                                ---------------   ---------------
   Machinery and equipment ................................      $  9,374,279      $  8,887,963
   Leasehold improvements .................................           889,720           941,771
                                                                 ------------      ------------
    Total plant and equipment .............................        10,263,999         9,829,734
   Less-accumulated depreciation ..........................        (9,641,876)       (8,193,282)
                                                                 ------------      ------------
    Plant and equipment, net ..............................      $    622,123      $  1,636,452
                                                                 ============      ============

NOTE 5. INCOME TAXES

     The results of operations of the Company are included in the consolidated tax returns of the Parent. Accordingly, the Company has no deferred tax assets or liabilities since those amounts are being paid or received by the Parent. Deferred tax assets and liabilities would reflect temporary differences between assets and liabilities for financial reporting purposes and income tax purposes (see Note 9).

NOTE 6. COMMITMENTS AND CONTINGENCIES

     The Company entered into various operating leases covering facilities and office machines.

     The following is a schedule by year of future annual minimum lease payments as of December 31, 1999:

                              FISCAL YEAR
                              ------------------------------------------
                                2000 ...................................      $325,320
                                2001 ...................................       357,852

                               IC SENSORS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 7. RELATED PARTY TRANSACTIONS

     The Company had sales to its Batam affiliate of $1,064,882 and $882,207 in 1999 and 1998, respectively. Included in selling, general and administrative expenses is $794,000 and $752,450 for 1999 and 1998, respectively, representing management charges from its Parent.

     The Company has a payable of $25,667,386 and $26,000,667 at December 31, 1999 and 1998, respectively, to its Parent (including wholly-owned subsidiaries of its Parent). Included in the payable to its Parent is $240,062 and $395,556 payable to Batam at December 31, 1999 and 1998, respectively.

     The Company performs certain manufacturing, processing and research and development functions for the benefit of Batam. In 1999 and 1998, included as a reduction in selling, general and administrative expenses is $1,247,773 and $36,398, respectively, of charges allocated to Batam.

     These related party payable balances were treated as a capital contribution in February 2000 (see Note 9).

NOTE 8. SALES TO MAJOR CUSTOMERS

     In 1999, approximately 43% of the Company's net sales were to three customers. In 1998, approximately 30% of the Company's net sales were to two customers.

NOTE 9. SUBSEQUENT EVENT

     In February 2000, the Parent entered into a stock purchase agreement with MSI, whereby MSI acquired all of the stock of the Company. Additionally, MSI also acquired certain inventory and fixed assets from the Parent related to the Parent's Batam operations.

     As part of the February 2000 purchase agreement discussed above, the Parent agreed to assume and/or discharge certain of the Company obligations including environmental liabilities, as defined, any intercompany liabilities, as defined and all income tax obligations.

     On February 11, 2000, the Company eliminated its entire related party payable balance at that date as a contribution to capital.

PiezoSensors               Corporate Headquarters         Schaevitz -- United Kingdom

(picture of the plant)     (picture of the plant)         (picture of the plant)

Valley Forge, PA           Fairfield, NJ                  Slough, UK


                                  (global map -- picture)


IC Sensors                 Schaevitz -- United States     Jingliang Electronics

(picture of the plant)     (picture of the plant)         (picture of the plant)

Milpitas, CA               Hampton, VA                    Shenzhen, China

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the shares of common stock offered hereby.

                           Securities and Exchange Commission Registration Fee .........    $
                           NASD Filing Fee .............................................
                           Amex Additional Listing Fee .................................
                           Blue Sky Fees and Expenses ..................................     *
                           Legal Fees and Expenses .....................................     *
                           Accounting Fees .............................................     *
                           Printing and Engraving Costs ................................     *
                           Transfer Agent Fees .........................................     *
                           Miscellaneous Expenses ......................................     *
                                                                                            ---
                           Total .......................................................    $

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation contains a provision eliminating or limiting director liability to the Registrant and its shareholders for monetary damages arising from acts or omissions in the director's capacity as director. The provision, does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) under the New Jersey statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Registrant protection against awards or monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Registrant or a shareholder thereof to successfully prosecute an action against a director for breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification rights, subject to limited exception, to any director or officer of the Registrant who by reason of the fact that he or she is a director or officer of the Registrant, is involved in a legal proceeding of any nature.

     Each of the officers and directors of the Company is insured against certain liabilities which he or she might incur in his or her capacity as an officer or director pursuant to a Directors and Officers Liability Policy issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania. The general effect of this policy is that if during the policy period any claim or claims are made against the officers and directors of the Company or any of them individually for a Wrongful Act (as defined in the policy) while acting in their individual or collective capacities as directors or officers, and the Company has indemnified them, the insurer will pay for 100% of any Loss (as defined in the policy). In those instances where the officers and directors are not indemnified by the Company, the insurer will pay on behalf of the officers and directors of the Company or any of them, their executors, administrators, or assigns, 100% of the Loss. The Insurer's combined limit of liability is $5,000,000. "Wrongful Act" is defined as any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the directors or officers of the

Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. "Loss" is defined as damages, judgments, settlements, and reasonable and necessary fees, costs, and expenses consented to by the Insurer resulting solely from the investigation, adjustment, defense, and appeal of any claim against the directors and officers of the Company; however, the term "Loss" does not include civil or criminal fines or penalties imposed by law, punitive or exemplary damages, the multiplied portion of multiplied damages, taxes, any amount for which directors or officers of the Company are not financially liable or which are without legal recourse to the directors and officers of the Company, or matters which may be deemed uninsurable under the law.

     Each of the officers and directors of the Company is also insured against certain liabilities which he or she might incur in his or her capacity as an officer or director pursuant to a Directors and Officers Liability Excess Policy with TIG Insurance Company which provides an additional $5,000,000 for coverage in excess of the underlying insurance policy with National Union Fire Insurance Company of Pittsburgh, Pennsylvania.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16.  EXHIBITS

     EXHIBIT
      NUMBER                                                     DESCRIPTION
-----------------   -----------------------------------------------------------------------------------------------------
1.1                 Form of Underwriting Agreement between Measurement Specialties, Inc. and the Underwriter
3.1 #               Second Restated Certificate of Incorporation of Measurement Specialties, Inc.
3.2 ++              Bylaws of Measurement Specialties, Inc.
4.1                 Specimen Certificate for shares of common stock of Measurement Specialties, Inc.
5.1 ++              Opinion of McCarter & English, LLP
10.1 #              Supply and Distribution Agreement dated September 26, 1997 between Korona GmbH & Co. KG and
                    Measurement Specialties, Inc.
10.2 ##             Product Line Acquisition Agreement dated January 5, 2000 between Exeter Technolgies, Inc.,
                    Dr. Michael Yaron, and Measurement Specialties, Inc.
10.3 ###            Stock Purchase Agreement dated February 11, 2000 between PerkinElmer, Inc., and Measurement
                    Specialties, Inc.
10.4 *              Purchase Agreement dated August 4, 2000 between TRW Sensors & Components, Inc. and
                    Measurement Specialties, Inc.
10.5 **             Asset Purchase Agreement dated August 14, 1998 between AMP Incorporated, The Whitaker
                    Corporation, and Measurement Specialties, Inc.
10.6                Measurement Specialties, Inc. 1995 Stock
                    Option Plan
10.7 ***            Measurement Specialties, Inc. 1998 Stock Option Plan
10.8                Lease dated December 30, 1999 between Hollywood Place Company Limited and Measurement Limited
                    for property in Kowloon, Hong Kong
10.9                Lease dated September 14, 1977 between Schaevitz E.M. Limited and Slough Trading Estate Limited for
                    property in Slough, England.
10.10               Deed of Variation dated July 14, 1992 of Lease between Slough Trading Estate Limited and Lucas
                    Schaevitz Limited
10.11               Assignment dated August 4, 2000 of Lease from Lucas Schaevitz Limited to Measurement Specialties
                    (England) Limited
10.12               Licence to Assign dated August 4, 2000 between Slough Trading Estate Limited, Lucas Schaevitz
                    Limited, Measurement Specialties (England) Limited and Measurement Specialties, Inc. for property in
                    Slough England
10.13               Lease dated May 5, 1994 between Transcube Associates and Measurement Specialties, Inc. for property in Fairfield, New Jersey
10.14               First Amendment dated February 24, 1997 to Lease between Transcube Associates and Measurement
                    Specialties, Inc.
10.15               Second Amendment dated July 10, 2000 to Lease between Transcube Associates and Measurement
                    Specialties, Inc.

   EXHIBIT
   NUMBER                                               DESCRIPTION
------------   ---------------------------------------------------------------------------------------------
10.18          First Amendment dated February 1, 2001 to Lease between Kelsey-Hayes Company and Measurement
               Specialties, Inc. for property in Hampton, Virginia
10.19++        Lease Agreement for property in Valley Forge, Pennsylvania
10.20++        Lease Agreement for property in Milpitas, California
10.21++        Lease Agreement for property in Shenzhen, China
10.22++        Lease Agreement for property in Hampton, Virginia
10.23          Letter of Intent dated March 23, 2001 between Terraillon Holdings Limited and Measurement
               Specialties, Inc.
21             Subsidiaries
23.1           Consent of Arthur Andersen LLP
23.2           Consent of Grant Thornton LLP
23.3           Consent of Ernst & Young LLP
23.4           Consent of McCarter & English, LLP (included in Exhibit 5.1 to this Registration Statement)
24.1           Power of Attorney (included on signature page of this Registration Statement)

----------
# Previously filed with the Securities and Exchange Commission as an Exhibit to the Quarterly Report on Form 10-Q filed on February 3, 1998 and incorporated herein by reference

++        To be filed by amendment

+ Previously filed with the Securities and Exchange Commission as an Exhibit to the Annual Report on Form 10-KSB filed on July 2, 1997 and incorporated herein by reference

## Previously filed with the Securities and Exchange Commission as an Exhibit to the Quarterly Report on Form 10-Q filed on February 14, 2000 and incorporated herein by reference

### Previously filed with the Securities and Exchange Commission as an Exhibit to the Current Report on Form 8-K filed on March 1, 2000

* Previously filed with the Securities and Exchange Commission as an Exhibit to the Current Report on Form 8-K filed on August 22, 2000

** Previously filed with the Securities and Exchange Commission as an Exhibit to the Current Report on Form 8-K/A filed on August 27, 1998

*** Previously filed with the Securities and Exchange Commission as an Exhibit to the Proxy Statement for the Annual Meeting of Shareholders filed on August 18, 1998

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on March 29, 2001.

                                        MEASUREMENT SPECIALTIES, INC.

                                        By: /s/ Joseph R. Mallon, Jr.
                                           ------------------------------------
                                           Joseph R. Mallon, Jr.
                                           Chairman   and   Chief   Executive
                                           Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Joseph R. Mallon, Jr. and Damon Germanton, or either of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

               NAME                                  TITLE                         DATE
----------------------------------   -------------------------------------   ---------------
   /s/ Joseph R. Mallon, Jr.         Chairman, Chief Executive Officer       March 29, 2001
-----------------------------          and Director (Principal
    Joseph R. Mallon, Jr.              Executive Officer)

   /s/ Damon Germanton               President, Chief Operating Officer,     March 29, 2001
-----------------------------          Secretary and Director
      Damon Germanton

   /s/ Kirk J. Dischino              Treasurer and Chief Financial           March 29, 2001
-----------------------------        Officer
       Kirk J. Dischino

   /s/ John D. Arnold                Director                                March 29, 2001
-----------------------------
       John D. Arnold

   /s/ Theodore J. Coburn            Director                                March 29, 2001
-----------------------------
       Theodore J. Coburn

 /s/ Dr. Steven P. Petrucelli        Director                                March 29, 2001
-----------------------------
     Dr. Steven P. Petrucelli

   /s/ Hon. Dan J. Samuel            Director                                March 29, 2001
-----------------------------
       Hon. Dan J. Samuel